Filed pursuant to Rule 424(b)(3)

Registration No. 333-243483

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated August 27, 2020)

Summit Midstream Partners, LP

10,000,000 Common Units

Representing Limited Partner Interests

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated August 27, 2020 (the “prospectus”), relating to up to 10,000,000 common units representing limited partner interests in Summit Midstream Partners, LP to be offered on a secondary basis by the selling unitholders named in the prospectus, with information contained in our Quarterly Report on Form 10-Q for the three months ended September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020, which is set forth below.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. You should review carefully the risk factors described under “Risk Factors” beginning on page 6 of the prospectus for a discussion of important risks you should consider before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number: 001-35666

Summit Midstream Partners, LP

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	45-5200503 (I.R.S. Employer Identification No.)

910 Louisiana Street, Suite 4200 Houston, TX (Address of principal executive offices)	77002 (Zip Code)

(832) 413-4770

(Registrant’s telephone number, including area code)

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	SMLP	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒    Yes      ☐    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒	Yes	☐	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐    Yes ☒    No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	As of October 30, 2020
Common Units	56,624,887 units

COMMONLY USED OR DEFINED TERMS

2016 Drop Down

the Partnership's March 3, 2016 acquisition from SMP Holdings of substantially all of (i) the issued and outstanding membership interests in Summit Utica,

    Meadowlark Midstream and Tioga Midstream and (ii) SMP Holdings’ 40%

    ownership interest in Ohio Gathering

2022 Senior Notes	Summit Holdings' and Finance Corp.’s 5.5% senior unsecured notes due August 2022
2025 Senior Notes	Summit Holdings' and Finance Corp.’s 5.75% senior unsecured notes due April 2025
associated natural gas	a form of natural gas which is found with deposits of petroleum, either dissolved in the crude oil or as a free gas cap above the crude oil in the reservoir
ASU	Accounting Standards Update
Bbl	one barrel; used for crude oil and produced water and equivalent to 42 U.S. gallons
Bcf	one billion cubic feet
Bison Midstream	Bison Midstream, LLC
Board of Directors	the board of directors of our General Partner
condensate	a natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions
Deferred Purchase Price Obligation	the deferred payment liability recognized in connection with the 2016 Drop Down, as subsequently amended, also known as the DPPO
DFW Midstream	DFW Midstream Services, LLC
DJ Basin	Denver-Julesburg Basin
Double E	Double E Pipeline, LLC
Double E Project

the development and construction of a long-haul natural gas pipeline with an initial throughput capacity of 1.35 billion cubic feet per day that will provide transportation service from multiple receipt points in the Delaware Basin to various delivery points in and around the Waha Hub in Texas

dry gas	natural gas primarily composed of methane where heavy hydrocarbons and water either do not exist or have been removed through processing or treating
Energy Capital Partners	Energy Capital Partners II, LLC and its parallel and co-investment funds
Epping	Epping Transmission Company, LLC
EPU	earnings or loss per unit
FASB	Financial Accounting Standards Board
Finance Corp.	Summit Midstream Finance Corp.
GAAP	accounting principles generally accepted in the United States of America
General Partner	Summit Midstream GP, LLC
GP	general partner
Grand River	Grand River Gathering, LLC
Guarantor Subsidiaries

Bison Midstream and its subsidiaries, Grand River and its subsidiaries, DFW

    Midstream, Summit Marketing, Summit Permian, Permian Finance, OpCo,

    Summit Utica, Meadowlark Midstream, Summit Permian II and Mountaineer

    Midstream

LIBOR	London Interbank Offered Rate
Mbbl	one thousand barrels
Mbbl/d	one thousand barrels per day
Mcf	one thousand cubic feet
Meadowlark Midstream	Meadowlark Midstream Company, LLC
MMcf	one million cubic feet
MMcf/d	one million cubic feet per day
Mountaineer Midstream	Mountaineer Midstream Company, LLC
MVC	minimum volume commitment
NGLs

natural gas liquids; the combination of ethane, propane, normal butane,

    iso-butane and natural gasolines that when removed from unprocessed natural gas streams become liquid under various levels of higher pressure and lower temperature

Niobrara G&P	Niobrara Gathering and Processing system
OCC	Ohio Condensate Company, L.L.C.
OGC	Ohio Gathering Company, L.L.C.
Ohio Gathering	Ohio Gathering Company, L.L.C. and Ohio Condensate Company, L.L.C.

OpCo	Summit Midstream OpCo, LP
play	a proven geological formation that contains commercial amounts of hydrocarbons
Permian Finance	Summit Midstream Permian Finance, LLC
Permian Holdco	Summit Permian Transmission Holdco, LLC
Polar and Divide	the Polar and Divide system; collectively Polar Midstream and Epping
Polar Midstream	Polar Midstream, LLC
produced water	water from underground geologic formations that is a by-product of natural gas and crude oil production
Red Rock Gathering	Red Rock Gathering Company, LLC
Revolving Credit Facility

the Third Amended and Restated Credit Agreement dated as of May 26, 2017, as amended by the First Amendment to Third Amended and Restated Credit

    Agreement dated as of September 22, 2017, the Second Amendment to Third

    Amended and Restated Credit Agreement dated as of June 26, 2019 and the Third Amendment to Third Amended and Restated Credit Agreement

    dated as of December 24, 2019

SEC	Securities and Exchange Commission
segment adjusted EBITDA

total revenues less total costs and expenses; plus (i) other income excluding interest income, (ii) our proportional adjusted EBITDA for equity method investees, (iii)

    depreciation and amortization, (iv) adjustments related to MVC shortfall payments, (v) adjustments related to capital reimbursement activity, (vi) unit-

    based and noncash compensation, (vii) impairments and (viii) other noncash expenses or losses, less other noncash income or gains

Senior Notes	The 2022 Senior Notes and the 2025 Senior Notes, collectively
Series A Preferred Units	Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units
shortfall payment	the payment received from a counterparty when its volume throughput does not meet its MVC for the applicable period
SMLP	Summit Midstream Partners, LP
SMLP Holdings	SMLP Holdings, LLC
SMLP LTIP	SMLP Long-Term Incentive Plan
SMP Holdings	Summit Midstream Partners Holdings, LLC, also known as SMPH
SMPH Term Loan

the Term Loan Agreement, dated as of March 21, 2017, among SMP Holdings,

    as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands

    Branch, as Administrative Agent and Collateral Agent

Subsidiary Series A Preferred Units	Series A Fixed Rate Cumulative Redeemable Preferred Units issued by Permian Holdco
Summit Holdings	Summit Midstream Holdings, LLC
Summit Investments	Summit Midstream Partners, LLC
Summit Marketing	Summit Midstream Marketing, LLC
Summit Permian	Summit Midstream Permian, LLC
Summit Permian II	Summit Midstream Permian II, LLC
Summit Permian Transmission	Summit Permian Transmission, LLC
Summit Utica	Summit Midstream Utica, LLC
the Company	Summit Midstream Partners, LLC and its subsidiaries
the Partnership	Summit Midstream Partners, LP and its subsidiaries
the Partnership Agreement	the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership dated May 28, 2020
throughput volume	the volume of natural gas, crude oil or produced water gathered, transported or passing through a pipeline, plant or other facility during a particular period; also referred to as volume throughput
Tioga Midstream	Tioga Midstream, LLC
unconventional resource basin

a basin where natural gas or crude oil production is developed from unconventional sources that require hydraulic fracturing as part of the completion process, for instance, natural gas produced from shale formations and coalbeds; also referred to as an unconventional resource play

wellhead	the equipment at the surface of a well, used to control the well's pressure; also, the point at which the hydrocarbons and water exit the ground

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2020	2019
	(In thousands, except unit amounts)
ASSETS
Cash and cash equivalents	$50,272	$9,530
Restricted cash	24	27,392
Accounts receivable, net	76,497	97,418
Other current assets	4,559	5,521
Total current assets	131,352	139,861
Property, plant and equipment, net	1,840,284	1,882,489
Intangible assets, net	207,766	232,278
Investment in equity method investees	389,088	309,728
Other noncurrent assets	4,989	9,742
TOTAL ASSETS	$2,573,479	$2,574,098

LIABILITIES AND CAPITAL
Trade accounts payable	$16,205	$24,415
Accrued expenses	11,353	11,339
Deferred revenue	17,827	13,493
Ad valorem taxes payable	6,931	8,477
Accrued interest	12,092	12,346
Accrued environmental remediation	1,553	1,725
Other current liabilities	10,747	12,206
Term loan (See TL Restructuring discussion in Note 8)	155,200	5,546
Total current liabilities	231,908	89,547
Long-term debt	1,390,842	1,622,279
Noncurrent deferred revenue	41,755	38,709
Noncurrent accrued environmental remediation	2,003	2,926
Other noncurrent liabilities	4,536	7,951
Total liabilities	1,671,044	1,761,412
Commitments and contingencies (Note 14)

Mezzanine Capital
Subsidiary Series A Preferred Units (83,842 and 30,058 units issued and outstanding at September 30, 2020 and December 31, 2019, respectively)	85,800	27,450

Partners' Capital
Series A Preferred Units (237,184 and 300,000 units issued and outstanding at September 30, 2020 and December 31, 2019, respectively)	249,351	293,616
Common limited partner capital (56,624,887 and 45,318,866 units issued and outstanding at September 30, 2020 and December 31, 2019, respectively)	567,284	305,550
Noncontrolling interest	-	186,070
Total partners' capital	816,635	785,236
TOTAL LIABILITIES AND CAPITAL	$2,573,479	$2,574,098

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands, except per-unit amounts)
Revenues:
Gathering services and related fees	$71,964	$80,968	$229,667	$243,039
Natural gas, NGLs and condensate sales	10,783	12,219	35,246	68,438
Other revenues	7,406	7,000	22,150	19,804
Total revenues	90,153	100,187	287,063	331,281
Costs and expenses:
Cost of natural gas and NGLs	8,632	7,472	22,945	50,802
Operation and maintenance	22,168	26,231	65,131	74,771
General and administrative	10,561	10,029	39,908	38,979
Depreciation and amortization	29,505	27,443	88,801	82,044
Transaction costs	726	129	1,944	2,562
Gain on asset sales, net	(104)	(347)	(270)	(1,595)
Long-lived asset impairment	—	—	4,475	45,021
Goodwill impairment	—	16,211	—	16,211
Total costs and expenses	71,488	87,168	222,934	308,795
Other income	795	12	644	304
Interest expense	(19,018)	(23,462)	(64,836)	(68,547)
Gain on early extinguishment of debt	24,690	—	78,925	—
Income (loss) before income taxes and equity method investment income (loss)	25,132	(10,431)	78,862	(45,757)
Income tax benefit (expense)	(298)	(21)	104	(1,427)
Income (loss) from equity method investees	795	(677)	7,146	(1,197)
Net income (loss)	$25,629	$(11,129)	$86,112	$(48,381)
Less:
Net income (loss) attributable to noncontrolling interest	—	(10,340)	(3,274)	(37,251)
Net income (loss) attributable to limited partners	25,629	(789)	89,386	(11,130)
Net income attributable to Series A Preferred Units	6,481	7,125	20,731	21,375
Net income attributable to Subsidiary Series A Preferred Units	7,298	—	9,640	—
Add:
Deemed contribution on exchange of preferred units	54,945	—	54,945	—
Net income (loss) attributable to common limited partners	$66,795	$(7,914)	$113,960	$(32,505)

Net income (loss) per limited partner unit:
Common unit – basic	$1.29	$(0.17)	$2.41	$(0.72)
Common unit – diluted	$1.25	$(0.17)	$2.34	$(0.72)

Weighted-average limited partner units outstanding:
Common units – basic	51,974	45,319	47,331	45,319
Common units – diluted	53,650	45,319	48,782	45,319

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

	Noncontrolling Interest		Partners' Capital
	Series A Preferred Units	Common Noncontrolling Interests (1)	Series A Preferred Units	Partners' Capital	Total
	(In thousands)
Partners' capital, January 1, 2020	$293,616	$186,070	$—	$305,550	$785,236
Net income (loss)	7,125	(1,881)	—	(2,427)	2,817
Net cash distributions to SMLP unitholders	—	(6,037)	—	—	(6,037)
Unit-based compensation	—	2,723	—	—	2,723
Effect of common unit issuances under SMLP LTIP	—	2,322	—	(2,322)	—
Tax withholdings and associated payments on vested SMLP LTIP awards	—	(984)	—	—	(984)
Partners' capital, March 31, 2020	300,741	182,213	—	300,801	783,755
Net income (loss)	4,750	(1,393)	2,375	49,592	55,324
Unit-based compensation	—	1,331	—	515	1,846
Tax withholdings and associated payments on vested SMLP LTIP awards	—	(34)	—	(28)	(62)
GP Buy-In Transaction assumption of noncontrolling interest in SMLP	(305,491)	(182,117)	305,491	182,117	—
Repurchase of common units under GP Buy-In Transaction	—	—	—	(44,078)	(44,078)
Other	—	—	—	(61)	(61)
Partners' capital, June 30, 2020	—	—	307,866	488,858	796,724
Net income (loss)	—	—	6,481	11,850	18,331
Unit-based compensation	—	—	—	1,622	1,622
Tax withholdings and associated payments on vested SMLP LTIP awards	—	—	—	(117)	(117)
Tax withholdings on Series A Preferred Unit Exchange	—	—	—	(237)	(237)
Conversion of Series A Preferred Units to SMLP common units inclusive of a $54.9 million deemed contribution to common unit holders (Note 10)	—	—	(64,996)	64,996	—
Other	—	—	—	312	312
Partners' capital, September 30, 2020	$-	$-	$249,351	$567,284	$816,635

(1) Prior to the GP Buy-In Transaction, common noncontrolling interests reported by Summit Investments included equity interests in SMLP that were not owned by Summit Investments.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

(continued)

	Noncontrolling Interest
	Series A Preferred Units	Common Noncontrolling Interests(1)	Partners' Capital	Total
	(In thousands)
Partners' capital, January 1, 2019	$293,616	$554,472	$543,479	$1,391,567
Net income (loss)	7,125	(25,570)	(21,835)	(40,280)
Net cash distributions to SMLP unitholders	—	(27,374)	—	(27,374)
Unit-based compensation	—	2,526	—	2,526
Effect of common unit issuances under SMLP LTIP	—	2,387	(2,387)	—
Tax withholdings and associated payments on vested SMLP LTIP awards	—	(2,524)	—	(2,524)
Conversion of noncontrolling interest related to cancellation of subsidiary incentive distribution rights	—	(48,203)	48,203	—
Partners' capital, March 31, 2019	300,741	455,714	567,460	1,323,915
Net income (loss)	7,125	(1,341)	(2,756)	3,028
Net cash distributions to SMLP unitholders	(14,250)	(13,826)	—	(28,076)
Net cash distributions to Energy Capital Partners	—	—	(68,984)	(68,984)
Unit-based compensation	—	1,393	—	1,393
Effect of common unit issuances under SMLP LTIP	—	40	(40)	—
Tax withholdings and associated payments on vested SMLP LTIP awards	—	(93)	—	(93)
Partners' capital, June 30, 2019	293,616	441,887	495,680	1,231,183
Net income (loss)	7,125	(10,340)	(7,914)	(11,129)
Net cash distributions to SMLP unitholders	—	(13,829)	—	(13,829)
Unit-based compensation	—	1,451	—	1,451
Effect of common unit issuances under SMLP LTIP	—	173	(173)	—
Tax withholdings and associated payments on vested SMLP LTIP awards	—	55	—	55
Partners' capital, September 30, 2019	$300,741	$419,397	$487,593	$1,207,731

(1) Prior to the GP Buy-In Transaction, common noncontrolling interests reported by Summit Investments included equity interests in SMLP that were not owned by Summit Investments.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2020	2019
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$86,112	$(48,381)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	89,505	83,030
Noncash lease expense	1,925	2,299
Amortization of debt issuance costs	4,870	4,719
Unit-based and noncash compensation	6,191	5,370
(Income) loss from equity method investees	(7,146)	1,197
Distributions from equity method investees	19,859	28,008
Gain on asset sales, net	(270)	(1,595)
Gain on early extinguishment of debt	(78,925)	—
Gain on fair value of warrants	(838)	—
Long-lived asset impairment	4,475	45,021
Goodwill impairment	—	16,211
Changes in operating assets and liabilities:
Accounts receivable	20,922	8,363
Trade accounts payable	470	820
Accrued expenses	(1,078)	(11,965)
Deferred revenue, net	7,379	1,910
Ad valorem taxes payable	(1,546)	(2,061)
Accrued interest	2,680	3,065
Accrued environmental remediation, net	(1,368)	(2,025)
Other, net	(6,410)	(6,369)
Net cash provided by operating activities	146,807	127,617
Cash flows from investing activities:
Capital expenditures	(35,312)	(151,663)
Proceeds from asset sale (net of cash of $1,475 for the period ended September 30, 2019)	—	90,111
Distribution from equity method investment	—	7,252
Investment in equity method investee	(92,072)	(11,330)
Other, net	2,486	343
Net cash used in investing activities	(124,898)	(65,287)
Cash flows from financing activities:
Net cash distributions to noncontrolling interest SMLP unitholders	(6,037)	(55,029)
Series A Preferred Unit distributions	—	(14,250)
Net cash distributions to Energy Capital Partners	—	(68,984)
Borrowings under Revolving Credit Facility	165,500	265,000
Repayments on Revolving Credit Facility	(34,000)	(131,000)
Repayments on SMPH Term Loan	(6,300)	(59,500)
Open Market Repurchases of 2022 and 2025 Senior Notes (Note 8)	(82,844)	—
Tender Offers of 2022 and 2025 Senior Notes (Note 8)	(48,712)	—
Proceeds from issuance of Subsidiary Series A preferred units, net of issuance costs	48,710	—
Borrowings under ECP Loans (Note 8)	35,000	—
Repayment of ECP Loans (Note 8)	(35,000)	—
Purchase of common units in GP Buy-In Transaction	(41,778)	—
Debt issuance costs	(835)	(584)
Proceeds from asset sale	288	—
Other, net	(2,527)	(3,930)
Net cash provided by (used in) financing activities	(8,535)	(68,277)
Net change in cash, cash equivalents and restricted cash	13,374	(5,947)
Cash, cash equivalents and restricted cash, beginning of period	36,922	16,173
Cash, cash equivalents and restricted cash, end of period	$50,296	$10,226

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, BUSINESS OPERATIONS AND PRESENTATION AND CONSOLIDATION

Organization. SMLP, a Delaware limited partnership, was formed in May 2012 and began operations in October 2012. SMLP is a value-oriented limited partnership focused on developing, owning and operating midstream energy infrastructure assets that are strategically located in unconventional resource basins, primarily shale formations, in the continental United States. Our business activities are conducted through various operating subsidiaries, each of which is owned or controlled by our wholly owned subsidiary holding company, Summit Holdings, a Delaware limited liability company. References to the "Partnership," "we," or "our" refer collectively to SMLP and its subsidiaries.

On May 28, 2020, the Partnership closed the transactions contemplated by the Purchase Agreement (the “Purchase Agreement”), dated May 3, 2020, with affiliates of its then private equity sponsor, Energy Capital Partners II, LLC (“ECP”), to acquire Summit Midstream Partners, LLC (“Summit Investments”). The purchase of Summit Investments resulted in the Partnership acquiring an indirect ownership interest in Summit Midstream Partners Holdings, LLC, a Delaware limited liability company (“SMP Holdings”), which in turn owned (a) 34,604,581 SMLP common units representing limited partner interests in the Partnership (the “common units”) that were pledged as collateral under the SMPH Term Loan, (b) 10,714,285 SMLP common units that were not pledged as collateral under the SMPH Term Loan and (c) a deferred purchase price obligation receivable owed by the Partnership.  In addition, the Partnership acquired 5,915,827 SMLP common units held by an affiliate of ECP. The total purchase price was $35.0 million in cash and warrants to purchase up to 10 million SMLP common units (refer to Note 11 – Partners’ Capital and Mezzanine Capital for additional details). Pursuant to the Purchase Agreement, the Partnership, through its indirect ownership interest of SMP Holdings, will retain any liabilities stemming from the release of produced water from a produced water pipeline operated by Meadowlark Midstream Company, LLC, a subsidiary of the Partnership, that occurred near Williston, North Dakota and was discovered on January 6, 2015. These transactions are collectively referred to as the “GP Buy-In Transaction.”

As a result of the GP Buy-In Transaction, the Partnership indirectly owns its General Partner. Following the closing of the GP Buy-In Transaction, the Partnership retired 16,630,112 SMLP common units it acquired that are not pledged as collateral under the SMPH Term Loan. The 34,604,581 SMLP common units that are pledged as collateral under the SMPH Term Loan are not considered outstanding with respect to voting and distributions under the Partnership Agreement so long as they are held by a subsidiary of the Partnership.

Under GAAP, the GP Buy-In Transaction was deemed a transaction among entities under common control with a change in reporting entity. Although SMLP is the surviving entity for legal purposes, Summit Investments is the surviving entity for accounting purposes; therefore, the historical financial results included herein, prior to the GP Buy-In Transaction are those of Summit Investments. Prior to the GP Buy-In Transaction, Summit Investments controlled SMLP and SMLP’s financial statements were consolidated into Summit Investments.

Business Operations.  The Partnership provides natural gas gathering, compression, treating and processing services as well as crude oil and produced water gathering services pursuant to primarily long-term, fee-based agreements with its customers. The Partnership’s results are primarily driven by the volumes of natural gas that it gathers, compresses, treats and/or processes as well as by the volumes of crude oil and produced water that it gathers.

Presentation and Consolidation.  The condensed consolidated financial statements contained in this report include all normal and recurring material adjustments that, in the opinion of management, are necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods presented herein.

The accompanying condensed consolidated financial statements were prepared using GAAP for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission. As permitted under those rules, certain information relating to the Partnership’s organization and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been appropriately condensed or omitted. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Partnership’s Annual Report for the year ended December 31, 2019 (“2019 Annual Report”). The Partnership believes the disclosures made are adequate to make the information presented not misleading.

Risks and Uncertainties.  The Partnership is closely monitoring the impact of the outbreak of COVID-19 on all aspects of its business, including how it has impacted and will impact its customers, employees, supply chain and distribution network. While COVID-19 did not have a material adverse effect on the Partnership’s reported results for the first nine months of 2020, the Partnership is unable to predict the ultimate impact that COVID-19 may have on its business, future results of operations, financial position or cash flows.

Given the dynamic nature of the COVID-19 pandemic and related market conditions, the Partnership cannot reasonably estimate the period of time that these events will persist or the full extent of the impact they will have on its business. The full extent to which the Partnership’s operations may be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including changes in the severity of the pandemic, countermeasures taken by governments, businesses and individuals to slow the spread of the pandemic, and the ability of pharmaceutical companies to develop effective and safe vaccines and therapeutic drugs. Furthermore, the impacts of a potential worsening of global economic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

2. SUMMARY OF RECENTLY ISSUED ACCOUNTING STANDARDS APPLICABLE TO THE PARTNERSHIP

Recent Accounting Pronouncements. Accounting standard setters frequently issue new or revised accounting rules. The Partnership reviews new pronouncements to determine the impact, if any, on its financial statements. Accounting standards that have or could possibly have a material effect on the Partnership’s financial statements are discussed below.

Recently Adopted Accounting Pronouncements. The Partnership recently adopted the following accounting pronouncements:

•

ASU No. 2018-13 Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 updates the disclosure requirements on fair value measurements including new disclosures for the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 modifies existing disclosures including clarifying the measurement uncertainty disclosure. ASU 2018-13 removes certain existing disclosure requirements including the amount and reasons for transfers between Level 1 and Level 2 fair value measurements and the policy for the timing of transfer between levels. The adoption of ASU 2018-13 on January 1, 2020 did not have a material impact on the Partnership’s condensed consolidated financial statements or disclosures.

•

ASU No. 2016-13 Financial Instruments – Credit Losses (“ASU 2016-13”). ASU 2016-13 requires the use of a current expected loss model for financial assets measured at amortized cost and certain off-balance sheet credit exposures. Under this model, entities will be required to estimate the lifetime expected credit losses on such instruments based on historical experience, current conditions, and reasonable and supportable forecasts. This amended guidance also expands the disclosure requirements to enable users of financial statements to understand an entity’s assumptions, models and methods for estimating expected credit losses. The changes are effective for annual and interim periods beginning after December 15, 2019, and amendments should be applied using a modified retrospective approach. The adoption of ASU 2016-13 on January 1, 2020 did not have a material impact on the Partnership’s condensed consolidated financial statements or disclosures.

Accounting Pronouncements Not Yet Adopted. The Partnership has not yet adopted the following accounting pronouncements as of September 30, 2020:

•

ASU No. 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Partnership is currently evaluating the provisions of ASU 2020-06 to determine its impact on the Partnership’s condensed consolidated financial statements and disclosures.

•

ASU No. 2020-04 Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective as of March 12, 2020 through December 31, 2022. The Partnership is currently evaluating the provisions of ASU 2020-04 to determine its impact on the Partnership’s condensed consolidated financial statements and disclosures.

3. REVENUE

Performance obligations.  The following table presents estimated revenue expected to be recognized during the remainder of 2020 and over the remaining contract period related to performance obligations that are unsatisfied and are comprised of estimated MVC shortfall payments.

	2020	2021	2022	2023	2024	Thereafter
	(In thousands)
Gathering services and related fees	$29,678	$102,127	$84,736	$66,693	$50,608	$56,912

Revenue by Category.  In the following table, revenue is disaggregated by geographic area and major products and services.  For more detailed information about reportable segments, see Note 16 – Segment Information.

	Three months ended September 30, 2020
	Gathering services and related fees	Natural gas, NGLs and condensate sales	Other revenues	Total
	(in thousands)
Reportable Segments:
Utica Shale	$8,385	$-	$-	$8,385
Williston Basin	10,941	4,958	3,136	19,035
DJ Basin	6,051	17	826	6,894
Permian Basin	2,595	4,803	168	7,566
Piceance Basin	26,576	528	1,233	28,337
Barnett Shale	10,545	477	1,399	12,421
Marcellus Shale	6,871	—	—	6,871
Total reportable segments	71,964	10,783	6,762	89,509
All other segments	—	—	644	644
Total	$71,964	$10,783	$7,406	$90,153

	Three months ended September 30, 2019
	Gathering services and related fees	Natural gas, NGLs and condensate sales	Other revenues	Total
	(in thousands)
Reportable Segments:
Utica Shale	$8,865	$-	$-	$8,865
Williston Basin	16,685	1,878	2,555	21,118
DJ Basin	7,039	93	735	7,867
Permian Basin	986	3,797	102	4,885
Piceance Basin	30,120	1,733	1,258	33,111
Barnett Shale	11,286	4,828	1,706	17,820
Marcellus Shale	5,987	—	—	5,987
Total reportable segments	80,968	12,329	6,356	99,653
All other segments	—	(110)	644	534
Total	$80,968	$12,219	$7,000	$100,187

	Nine months ended September 30, 2020
	Gathering services and related fees	Natural gas, NGLs and condensate sales	Other revenues	Total
	(in thousands)
Reportable Segments:
Utica Shale	$26,885	$-	$-	$26,885
Williston Basin	47,145	12,413	9,054	68,612
DJ Basin	18,134	158	2,853	21,145
Permian Basin	7,617	13,537	481	21,635
Piceance Basin	79,987	1,932	3,394	85,313
Barnett Shale	30,865	7,206	4,437	42,508
Marcellus Shale	19,034	—	—	19,034
Total reportable segments	229,667	35,246	20,219	285,132
All other segments	—	—	1,931	1,931
Total	$229,667	$35,246	$22,150	$287,063

	Nine months ended September 30, 2019
	Gathering services and related fees	Natural gas, NGLs and condensate sales	Other revenues	Total
	(in thousands)
Reportable Segments:
Utica Shale	$23,951	$-	$-	$23,951
Williston Basin	58,076	11,231	8,133	77,440
DJ Basin	14,784	279	2,776	17,839
Permian Basin	1,938	10,424	183	12,545
Piceance Basin	92,515	6,139	3,341	101,995
Barnett Shale	35,739	11,705	5,008	52,452
Marcellus Shale	18,081	—	—	18,081
Total reportable segments	245,084	39,778	19,441	304,303
All other segments	(2,045)	28,660	363	26,978
Total	$243,039	$68,438	$19,804	$331,281

Contract balances.  Contract assets relate to the Partnership’s rights to consideration for work completed but not billed at the reporting date and consist of the estimated MVC shortfall payments expected from customers and unbilled activity associated with contributions in aid of construction. Contract assets are transferred to trade receivables when the rights become unconditional. The following table provides information about contract assets from contracts with customers:

September 30, 2020
(In thousands)
Contract assets, January 1, 2020	$3,902
Additions	16,442
Transfers out	(2,275)
Contract assets, September 30, 2020	$18,069

As of September 30, 2020, receivables with customers totaled $53.8 million and contract assets totaled $18.1 million and are included in the accounts receivable caption on the unaudited condensed consolidated balance sheets.

As of December 31, 2019, receivables with customers totaled $90.4 million and contract assets totaled $3.9 million and are included in the accounts receivable caption on the unaudited condensed consolidated balance sheets.

Contract liabilities (deferred revenue) relate to the advance consideration received from customers primarily for contributions in aid of construction. The Partnership recognizes contract liabilities under these arrangements in revenue over the contract period. For the three months ended September 30, 2020 and 2019, the Partnership recognized $2.4 million and $2.4 million of gathering services and related fees, respectively, which are included in the contract liability balance as of the beginning of the period. For the nine months ended September 30, 2020 and

2019, the Partnership recognized $7.1 million and $7.8 million of gathering services and related fees, respectively, which are included in the contract liability balance at the beginning of the period. See Note 7 – Deferred Revenue for additional details.

4. PROPERTY, PLANT AND EQUIPMENT, NET

Details on property, plant and equipment follow.

	September 30, 2020	December 31, 2019
	(In thousands)
Gathering and processing systems and related equipment	$2,197,087	$2,182,950
Construction in progress	78,146	78,716
Land and line fill	10,440	10,137
Other	60,589	54,595
Total	2,346,262	2,326,398
Less accumulated depreciation	(505,978)	(443,909)
Property, plant and equipment, net	$1,840,284	$1,882,489

In March 2020, in connection with the cancellation of a compressor station project in the DJ Basin due to delays in customer drilling plans, the Partnership recorded an impairment charge of $3.6 million for the related soft project costs.

In March 2019, certain events occurred which indicated that certain long-lived assets in the DJ Basin and Barnett Shale reporting segments could be impaired. Consequently, in the first quarter of 2019, the Partnership performed a recoverability assessment of certain assets within these reporting segments, the results of which are described below.

In March 2019, the Partnership determined that certain processing plant assets in the DJ Basin related to its existing 20 MMcf/d plant would no longer be utilized due to the Partnership’s expansion plans for the Niobrara G&P system. Based on the results of the recoverability assessment and the conclusion that the carrying value was not fully recoverable, the Partnership recorded an impairment charge of $34.7 million related to these assets in the first quarter of 2019.

In March 2019, the Partnership determined that certain compressor station assets in the Barnett Shale were impaired and recorded an impairment charge of $10.2 million, comprised of a $9.7 million impairment of fixed assets and a $0.5 million impairment of rights-of-way.

Depreciation expense and capitalized interest follow.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands)
Depreciation expense	$21,537	$19,474	$64,899	$58,160
Capitalized interest	1,449	1,391	2,268	5,752

5. GOODWILL

Goodwill. The Partnership evaluates goodwill for impairment annually on September 30th. In 2019, the Partnership performed its annual goodwill impairment test for the Mountaineer Midstream reporting unit using a combination of the income and market approaches and determined that the fair value of the Mountaineer Midstream reporting unit did not exceed its carrying value, including goodwill. As a result, the Partnership recognized a goodwill impairment charge of $16.2 million for the three and nine months ended September 30, 2019. The Partnership had no goodwill on its balance sheet after September 30, 2019.

Fair Value Measurement. The Partnership’s impairment determinations, in the context of (i) its annual impairment evaluations and (ii) its other-than-annual impairment evaluations, involve significant assumptions and judgments, as discussed in the 2019 Annual Report. Differing assumptions regarding any of these inputs could have a significant effect on the valuations. As such, the fair value measurements utilized within these models are classified as non-recurring Level 3 measurements in the fair value hierarchy because they are not observable from objective sources.

6. EQUITY METHOD INVESTMENTS

Double E

The Partnership is responsible for leading the development, permitting and construction of the Double E Project.  During the three and nine month periods ended September 30, 2020, the Partnership made cash investments of $12.4 million and $92.1 million, respectively, in the Double E Project.

For the three and nine months ended September 30, 2020, other than the investment activity noted above, Double E did not have any results of operations given that the Double E Project is currently under development.

Ohio Gathering

As of September 30, 2020 and December 31, 2019, the Partnership’s ownership interest in Ohio Gathering was 38.2% and 38.5%, respectively, and provided below is the September 30, 2020 reconciliation of the difference between the carrying amount of the Partnership’s interest in Ohio Gathering and the Partnership’s underlying investment per Ohio Gathering's books and records (in thousands).

Investment in Ohio Gathering, September 30, 2020	$263,639
September cash distributions	3,870
Basis difference	218,757
Investment in Ohio Gathering (Books and records), August 31, 2020	$486,266

7. DEFERRED REVENUE

A rollforward of current deferred revenue follows.

Total
(In thousands)
Current deferred revenue, January 1, 2020	$13,493
Additions	15,433
Less: revenue recognized	(11,099)
Current deferred revenue, September 30, 2020	$17,827

A rollforward of noncurrent deferred revenue follows.

Total
(In thousands)
Noncurrent deferred revenue, January 1, 2020	$38,709
Additions	18,402
Less: reclassification to current deferred revenue	(15,356)
Noncurrent deferred revenue, September 30, 2020	$41,755

8. DEBT

Debt consisted of the following:

	September 30, 2020	December 31, 2019
	(In thousands)
Revolving Credit Facility: Summit Holdings' variable rate senior secured Revolving Credit Facility (2.90% at September 30, 2020 and 4.55% at December 31, 2019) due May 2022	$808,500	$677,000
ECP Loans: Summit Holdings' 8.00% senior secured term loans due March 2021	—	—
2022 Senior Notes: Summit Holdings' 5.5% senior unsecured notes due August 2022	234,047	300,000
Less: unamortized debt issuance costs (1)	(997)	(1,686)
2025 Senior Notes: Summit Holdings' 5.75% senior unsecured notes due April 2025	355,071	500,000
Less: unamortized debt issuance costs (1)	(3,055)	(5,015)
SMPH Term Loan: SMP Holdings' variable rate senior secured term loan (7.00% at September 30, 2020 and 7.80% at December 31, 2019) due May 2022	155,200	161,500
Less: unamortized debt issuance costs (1)	(2,724)	(3,974)
Total debt	1,546,042	1,627,825
Less: current portion	(155,200)	(5,546)
Total long-term debt	$1,390,842	$1,622,279

(1) Issuance costs are being amortized over the life of the SMPH Term Loan and the Senior Notes.

Revolving Credit Facility.  The Partnership’s subsidiary, Summit Holdings, has a senior secured revolving credit facility (the “Revolving Credit Facility”) which allows for revolving loans, letters of credit and swingline loans. The Revolving Credit Facility has a $1.25 billion borrowing capacity, matures in May 2022, and includes a $250.0 million accordion feature. At September 30, 2020, the applicable margin under LIBOR borrowings was 2.75%, the interest rate was 2.90% and the unused portion of the Revolving Credit Facility totaled $437.4 million, subject to a commitment fee of 0.50%, after giving effect to the issuance thereunder of a $4.1 million outstanding but undrawn irrevocable standby letter of credit. Based on covenant limits, our available borrowing capacity under the Revolving Credit Facility as of September 30, 2020 was approximately $172.0 million. As of and during the nine months ended September 30, 2020, we were in compliance with the Revolving Credit Facility's financial covenants. There were no defaults or events of default during the nine months ended September 30, 2020.

Significant updates to the Partnership’s indebtedness for the three and nine months ended September 30, 2020 included the following matters.

ECP Loans.  On May 28, 2020, in connection with the closing of the GP Buy-In Transaction, Summit Holdings, entered into (i) a Term Loan Credit Agreement (the “ECP NewCo Term Loan Credit Agreement”), with SMP TopCo, LLC, a Delaware limited liability company and affiliate of ECP (“ECP NewCo”), as lender and administrative agent, and Mizuho Bank (USA) (“Mizuho”), as collateral agent, in a principal amount of $28.2 million (the “ECP NewCo Loan”), and (ii) a Term Loan Credit Agreement (the “ECP Holdings Term Loan Credit Agreement” and together with the ECP NewCo Term Loan Credit Agreement, the “ECP Term Loan Credit Agreements”), with ECP Holdings, as lender, and ECP NewCo, as administrative agent and Mizuho, as collateral agent, in a principal amount of $6.8 million (the “ECP Holdings Loan” and together with the ECP NewCo Loan, the “ECP Loans”). The ECP Loans were set to mature on March 31, 2021 and bore interest at a rate of 8.00% per annum, with the interest payment due at maturity of the ECP Loans. With borrowings under the Partnership’s Revolving Credit Facility, the Partnership fully repaid all amounts outstanding under the ECP Loans ($35 million of principal and $0.6 million of accrued interest) on August 7, 2020.

SMPH Term Loan.  On April 17, 2020, the Partnership entered into a derivative financial instrument to convert a portion of its variable rate SMPH Term Loan to a fixed rate debt consisting of a 1% LIBOR interest rate cap for a fee of $0.2 million (exclusive of the applicable bank margin charged by our lender) on a $125.0 million notional amount beginning April 30, 2020 and ending on April 30, 2022. The Partnership did not designate the interest rate cap for hedge accounting as defined by GAAP and recognized an unsettled gain of $0.1 million on the interest rate cap in the other income line item on our unaudited condensed consolidated statement of operations for the three and nine month periods ended September 30, 2020.

Liability Management Transactions. During the three and nine months ended September 30, 2020, the Partnership completed several liability management transactions, described below, that resulted in the early extinguishment of $210.8 million of the Partnership’s 2022 and 2025 Senior Notes.

Open Market Repurchases. During the nine months ended September 30, 2020, the Partnership made a number of open market repurchases of its 2022 and 2025 Senior Notes that resulted in the extinguishment of $32.4 million of face value of the 2022 Senior Notes and $106.2 million of face value of the 2025 Senior Notes (the “Open Market Repurchases”).  Total cash consideration paid to repurchase the principal amounts outstanding of the 2022 and 2025 Senior Notes, plus accrued interest totaled $82.9 million and the Partnership recognized a $56.2 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

Tender Offers.  In September 2020, the Partnership completed cash tender offers (the “Tender Offers”) to purchase a portion of the 2022 and 2025 Senior Notes. Upon concluding the Tender Offers, the Partnership repurchased $33.5 million principal amount of the 2022 Senior Notes and $38.7 million principal amount of the 2025 Senior Notes. Total cash consideration paid to repurchase the principal amounts outstanding of the 2022 and 2025 Senior Notes, plus accrued interest, totaled $48.7 million and the Partnership recognized a $23.3 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

SMPH Term Loan Restructuring. On September 29, 2020, SMP Holdings and the Partnership entered into the Transaction Support Agreement (the “TSA”) with an ad hoc group of SMP Holdings’ lenders under the $155.2 million SMPH Term Loan (the “Term Loan Lenders”) that will result in a consensual debt discharge and restructuring transaction (the “TL Restructuring”) of the full amount owed under SMPH Term Loan in exchange for (i) a cash payment of $26.5 million to the Term Loan Lenders, (ii) the execution of a strict foreclosure by the collateral agent under the SMPH Term Loan for the benefit of the Term Loan Lenders on the 34.6 million SMLP common units pledged as collateral under the SMPH Term Loan, and (iii) the payment of certain fees and expenses by the Partnership. Upon consummation of the TL Restructuring, which is expected to occur during the quarterly period ended December 31, 2020, the SMPH Term Loan will be fully satisfied and cease to exist. Upon closing of the TL Restructuring the Partnership will recognize a gain equal to the difference between the face value of the cancelled debt and the fair value of the total consideration transferred, including  unamortized debt issuance costs, and certain direct transaction costs related to the restructuring. As a result of the TL Restructuring, at September 30, 2020 the Partnership classified the SMPH Term Loan as current.  Concurrently with the closing of the TL Restructuring, the Partnership will make a $26.5 million cash payment on the Deferred Purchase Price Obligation to SMP Holdings and fully settle the obligation.

Gain on Extinguishment of Debt. The Partnership recognized a $78.9 million gain on extinguishment of debt during the nine months ended September 30, 2020, primarily as the result of the its Open Market Repurchases and its Tender Offers.

	ECP Loan Repayment	Open Market Repurchases		Tender Offers		Total
		2022	2025	2022	2025
		Senior Notes	Senior Notes	Senior Notes	Senior Notes
	(in thousands)
Gain on repurchases of Senior Notes	$-	$11,554	$46,003	$9,223	$15,479	$82,259
Debt issue costs	(361)	(143)	(965)	(125)	(351)	(1,945)
Transaction cost	(249)	(105)	(105)	(465)	(465)	(1,389)
Gain (loss) on extinguishment	$(610)	$11,306	$44,933	$8,633	$14,663	$78,925

9. FINANCIAL INSTRUMENTS

Fair Value.  A summary of the estimated fair value of our debt financial instruments follows.

	September 30, 2020		December 31, 2019
	Carrying Value, Net	Estimated fair value (Level 2)	Carrying Value, Net	Estimated fair value (Level 2)
	(In thousands)
2022 Senior Notes	$233,050	$169,684	$298,314	$266,750
2025 Senior Notes	352,016	204,758	494,985	382,708

The carrying value on the balance sheet of the Revolving Credit Facility is its fair value due to their floating interest rates. The fair value for the 2022 and 2025 Senior Notes is based on an average of nonbinding broker quotes. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value of the 2022 and 2025 Senior Notes.

10. PARTNERS' CAPITAL AND MEZZANINE CAPITAL

A rollforward of the number of common units follows.

Common Units
Units, December 31, 2019(1)	45,318,866
Net units issued under the SMLP LTIP	1,028,654
Impact of GP Buy-In Transaction	(1,990,303)
Preferred Unit Exchange	12,267,670
Units, September 30, 2020(1)	56,624,887

(1) As a result of the GP Buy-In Transaction, the Partnership recast its historical financial statements, which resulted in a recasted SMLP common limited partner unit count of 45.3 million units at December 31, 2019. Prior to the GP Buy-In Transaction, the SMLP common limited partner unit count was 94.5 million units, and after adjusting for (i) the effect of 1.0 million SMLP units issued following the closing of the GP Buy-In transaction through September 30, 2020 for the SMLP LTIP, (ii) the 12.3 million SMLP common units issued in the Exchange Offer, and (iii) the GP Buy-In Transaction which included the Partnership acquiring SMP Holdings which owns the 34.6 million SMLP units pledged under the SMPH Term Loan, the 10.7 million SMLP units not pledged under the SMPH Term Loan, and the 5.9 million SMLP units owned by ECP, the SMLP common limited partner unit count would have been an otherwise identical 56.6 million SMLP common units at September 30, 2020.

GP Buy-In Transaction.  The purchase price for the SMLP common units reflected in the unaudited condensed consolidated statement of partners’ capital for the nine months ended September 30, 2020 is comprised of the (i) the $35.0 million cash payment to ECP, (ii) the $2.3 million fair value for the issuance of 10,000,000 warrants, and (iii) $6.8 million of advisory fees and other direct costs related to closing the GP Buy-In Transaction.

Series A Preferred Units.  In 2017, the Partnership issued 300,000 Series A Preferred Units representing limited partner interests in the Partnership at a price to the public of $1,000 per unit as described in the 2019 Annual Report. In connection with the GP Buy-In Transaction, the Partnership suspended its distributions to holders of its Series A Preferred Units, commencing with respect to the quarter ending March 31, 2020. On June 18, 2020, the Partnership, commenced an offer to exchange any and all of its Series A Preferred Units for newly issued SMLP common units (the “Exchange Offer”). On July 28, 2020, the Exchange Offer expired and the Partnership exchanged 62,816 Series A Preferred Units for 12,267,670 SMLP common units, net of units withheld for tax withholdings. As of September 30, 2020, the Partnership had 237,184 Series A Preferred Units outstanding.

Subsidiary Series A Preferred Units.  The Partnership issued 53,784 Subsidiary Series A Preferred Units during the nine months ended September 30, 2020 at a price of $1,000 per unit and has cumulatively issued 83,842 Subsidiary Series A Preferred Units since the instrument’s initial issuance in December 2019.  Net proceeds received during the nine months ended September 30, 2020 totaled $48.7 million (after deducting underwriting discounts and offering expenses) and were used to fund the Partnership’s share of capital expenditures associated with the Double E Project.  The proceeds associated with the issuance of Subsidiary Series A Preferred Units are restricted for funding the Double E Project and are classified as restricted cash in the accompanying unaudited condensed consolidated balance sheets.

The Partnership records its Subsidiary Series A Preferred Units at fair value upon issuance, net of issuance costs, and subsequently records an effective interest method accretion amount each reporting period to accrete the carrying value to a most probable redemption value that is based on a predetermined internal rate of return measure.  The Partnership also elected to make payment-in-kind (“PIK”) distributions to holders of the Subsidiary Series A Preferred Units during the nine months ended September 30, 2020 and these PIK distributions increase the liquidation preference on each Subsidiary Series A Preferred Unit. Ultimately, Net Income (Loss) Attributable to common limited partners includes adjustments for PIK distributions and redemption accretion.

If the Subsidiary Series A Preferred Units were redeemed on September 30, 2020, the redemption amount would be $104.8 million when considering the applicable multiple of invested capital metric and make-whole amount provisions contained in the Subsidiary Series A Preferred Unit agreement. The following table shows the change in our Subsidiary Series A Preferred Unit balance from December 31, 2019 to September 30, 2020:

September 30, 2020
(in thousands)
Balance at December 31, 2019	$27,450
New issuances	50,000
PIK distributions	3,784
Issuance costs	(1,290)
Redemption accretion	5,856
Balance at September 30, 2020 (1)	$85,800

(1)  Amount is net of $3.9 million of issuance costs at September 30, 2020.

Warrants.  On May 28, 2020 and in connection with the GP Buy-In Transaction, the Partnership issued (i) a warrant to purchase up to 8,059,609 SMLP common units to ECP NewCo (the “ECP NewCo Warrant”) and (ii) a warrant to purchase up to 1,940,391 SMLP common units to ECP Holdings (the “ECP Holdings Warrant” and together with the ECP NewCo Warrant, the “ECP Warrants”). The exercise price under the ECP Warrants is $1.023 per SMLP common unit and the Partnership may issue a maximum of 10,000,000 SMLP common units under the ECP Warrants.

Upon exercise of the ECP Warrants, each of ECP NewCo and ECP Holdings may receive, at its election: (i) a number of SMLP common units equal to the number of SMLP common units for which the ECP Warrants are being exercised, if exercising the ECP Warrants by cash payment of the exercise price; (ii) a number of SMLP common units equal to the product of the number of common units being exercised multiplied by (a) the difference between the average of the daily volume-weighted average price (“VWAP”) of the SMLP common units on the New York Stock Exchange (the “NYSE”) on each of the three trading days prior to the delivery of the notice of exercise (the “VWAP Average”) and the exercise price (the “VWAP Difference”), divided by (b) the VWAP Average; and/or (iii) an amount in cash, to the extent that the Partnership’s leverage ratio would be at least 0.5x less than the maximum applicable ratio set forth in the Revolving Credit Facility, equal to the product of (a) the number of SMLP common units exercised and (b) the VWAP Difference, subject to certain adjustments under the ECP Warrants.

The ECP Warrants are subject to standard anti-dilution adjustments for stock dividends, stock splits (including reverse splits) and recapitalizations and are exercisable at any time on or before May 28, 2023. Upon exercise of the ECP Warrants, the proceeds to the holders of the ECP Warrants, whether in the form of cash or common units, will be capped at $2.00 per SMLP common unit above the exercise price.

At issuance the ECP Warrants were valued at $2.3 million using a Black-Scholes model and accounted for as a liability instrument. At September 30, 2020, the ECP Warrants were valued at $1.5 million.

SMLP General Partner and Incentive Distribution Rights (“IDR”) Exchange.  In March 2019, and prior to the GP Buy-In Transaction, a subsidiary of Summit Investments cancelled its IDR agreement with SMLP and converted its 2% economic general partner interest to a non-economic general partner interest in exchange for 8,750,000

SMLP common units. This exchange is reflected in the Consolidated Statements of Partners’ Capital as a reduction to noncontrolling interest and an increase to Partners’ Capital.

Cash Distributions Paid and Declared.  Prior to the GP Buy-In Transaction, SMLP paid the following per-unit distributions during the three and nine month periods ended September 30 (all payments represent per-unit distributions based on the SMLP common units outstanding prior to the GP Buy-In Transaction):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Per-unit distributions to unitholders	$—	$0.2875	$0.125	$1.1500

In connection with the GP Buy-In Transaction, the Partnership suspended its distributions to holders of its common units, commencing with respect to the quarter ending March 31, 2020.

With respect to our Subsidiary Series A Preferred Units relating to the three and nine months ended September 30, 2020, the Partnership declared a PIK of the quarterly distribution, which resulted in the issuance of 45 Subsidiary Series A Preferred Units and 1,442 Subsidiary Series A Preferred Units, respectively. This PIK amount equates to a distribution of $32.1133 and $17.5099 per Subsidiary Series A Preferred Unit for the three and nine months ended September 30, 2020, respectively, or $70 on an annualized basis. In addition, the Partnership issued approximately 38 Subsidiary Series A Preferred Units related to the remaining undrawn commitment (as defined in the underlying agreement with TPG Energy Solutions Anthem, L.P.) as of and for the nine months ended September 30, 2020.

11. EARNINGS PER UNIT

The following table details the components of EPU.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands, except per-unit amounts)
Numerator for basic and diluted EPU:
Allocation of net income (loss) among limited partner interests:
Net income (loss) attributable to limited partners	$25,629	$(789)	$89,386	$(11,130)
Less:
Net income attributable to Series A Preferred Units	6,481	7,125	20,731	21,375
Net income attributable to Subsidiary Series A Preferred Units	7,298	—	9,640	—
Add:
Deemed capital contribution from Series A Preferred Unit Exchange Offer	54,945	—	54,945	—
Net income (loss) attributable to common limited partners	$66,795	$(7,914)	$113,960	$(32,505)

Denominator for basic and diluted EPU:
Weighted-average common units outstanding – basic(1)	51,974	45,319	47,331	45,319
Effect of nonvested phantom units	1,676	—	1,451	—
Weighted-average common units outstanding – diluted	53,650	45,319	48,782	45,319

Net Income (Loss) per limited partner unit:
Common unit – basic	$1.29	$(0.17)	$2.41	$(0.72)
Common unit – diluted	$1.25	$(0.17)	$2.34	$(0.72)

Nonvested anti-dilutive phantom units excluded from the calculation of diluted EPU	4,031	176	3,353	70

(1) As a result of the GP Buy-In Transaction, our historical results are those of Summit Investments. The number of common units of 45.3 million as of September 30, 2019 represents those of Summit Investments and has been used for the earnings per unit calculations presented herein.

As discussed in Note 8 - Debt, the SMPH Term Loan is secured by 34.6 million SMLP common units owned by SMP Holdings. These common units are not included in the calculation of EPU because they are not deemed contingently issuable under GAAP. Upon closing the TL Restructuring, the 34.6 million SMLP common units pledged under the SMPH Term Loan will be considered outstanding and included in the calculation of EPU.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30,
	2020	2019
	(In thousands)
Supplemental cash flow information:
Cash interest paid	$62,441	$66,435
Less capitalized interest	2,268	5,752
Interest paid (net of capitalized interest)	$60,173	$60,683

Cash paid for taxes	$—	$150

Noncash investing and financing activities:
Capital expenditures in trade accounts payable (period-end accruals)	$10,233	$22,166
Warrant issuance for GP Buy-In Transaction	2,300	—
Asset contribution to an equity method investment	—	23,643
Right-of-use assets relating to ASC Topic 842	2,964	5,448
Accretion of Subsidiary Series A Preferred Units	5,856	—

13. UNIT-BASED AND NONCASH COMPENSATION

SMLP Long-Term Incentive Plan. The SMLP LTIP provides for equity awards to eligible officers, employees, consultants and directors. Items to note:

•

In March 2020, the Partnership granted 3,811,301 phantom units and associated distribution equivalent rights to employees in connection with the Partnership’s annual incentive compensation award cycle. These awards had a grant date fair value of $0.55 and vest ratably over a three-year period.

•	In March 2020, the Partnership issued 549,450 common units to the Partnership’s three independent directors in connection with their annual compensation plan.
•	In June 2020, the Partnership issued 187,500 common units to three new independent directors in connection with their annual compensation plan.
•	During the nine months ended September 30, 2020, 0.8 million phantom units vested.
•	In March 2020, the Partnership increased the number of common units authorized under the SMLP LTIP to 15,000,000 common units and extended the term of the SMLP LTIP for 10 years.
•	As of September 30, 2020, approximately 6.3 million common units remained available for future issuance under the SMLP LTIP.

14. COMMITMENTS AND CONTINGENCIES

Environmental Matters.  Although the Partnership believes that it is in material compliance with applicable environmental regulations, the risk of environmental remediation costs and liabilities are inherent in pipeline ownership and operation. Furthermore, the Partnership can provide no assurances that significant environmental remediation costs and liabilities will not be incurred by the Partnership in the future. The Partnership is not aware of any material contingent liabilities that exist with respect to environmental matters, except as noted below.

In 2015, the Partnership learned of the rupture of a four-inch produced water gathering pipeline on the Meadowlark Midstream system near Williston, North Dakota. The incident, which was covered by insurance policies, was subject to maximum coverage of $25.0 million from its pollution liability insurance policy and $200.0 million from its property and business interruption insurance policy. The pollution liability policy was exhausted in 2015.

A rollforward of the Partnership’s undiscounted accrued environmental remediation liabilities follows.

Total
(In thousands)
Accrued environmental remediation, January 1, 2020	$4,651
Payments made	(1,095)
Accrued environmental remediation, September 30, 2020	$3,556

As of September 30, 2020, the Partnership has recognized (i) a current liability for remediation effort expenditures expected to be incurred within the next 12 months and (ii) a noncurrent liability for estimated remediation expenditures expected to be incurred subsequent to September 30, 2021. Each of these amounts represent our best estimate for costs expected to be incurred. Neither of these amounts have been discounted to its present value.

Prior to the GP Buy-In Transaction, Summit Investments and SMP Holdings indemnified the Partnership for certain obligations and liabilities related to the incident. As a result of the GP Buy-In Transaction, the Partnership continues to be indemnified by Summit Investments and SMP Holdings, both subsidiaries of the Partnership, but is no longer indemnified for these obligations by a third party that is not a subsidiary of the Partnership.

The U.S. Department of Justice issued grand jury subpoenas to the Partnership requesting certain materials related to the Meadowlark Midstream rupture. Based on information currently available to the Partnership, the Partnership believes a loss for claims and/or actions arising from the Meadowlark Midstream rupture is probable. Due to the complexity surrounding the resolution of the Meadowlark Midstream rupture, the Partnership is not able to reasonably estimate the extent of the Partnership’s loss for this matter, or to express an opinion regarding the ultimate outcome. Any such loss, if incurred, could be material.

Legal Proceedings.  The Partnership is involved in various litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims or those arising in the normal course of business would not individually or in the aggregate have a material adverse effect on the Partnership's financial position or results of operations.

15. DISPOSITIONS AND RESTRUCTURING

Tioga Midstream Disposition.  In February 2019, the Partnership entered into two Purchase and Sale Agreements (the “Tioga PSAs”) with Hess Infrastructure Partners LP and Hess North Dakota Pipelines LLC (collectively, “Hess Infrastructure”), pursuant to which the Partnership agreed to sell the Tioga Midstream system to Hess Infrastructure for a combined cash purchase price of $90 million, subject to adjustments as provided in the Tioga PSAs (the “Tioga Midstream Sale”). On March 22, 2019, the Partnership closed the Tioga Midstream Sale and recorded a gain on sale of $0.9 million based on the difference between the consideration received and the carrying value for Tioga Midstream at closing. The gain is included in the Gain on asset sales, net caption on the unaudited condensed consolidated statement of operations. The financial results of Tioga Midstream (a component of the Williston Basin reportable segment) are included in the Partnership’s unaudited condensed consolidated financial statements and footnotes for the period from January 1, 2019 through March 22, 2019.

Restructuring Activities.  As of December 31, 2019, the Partnership had $3.3 million of unpaid employee severance costs related to 2019 restructuring initiatives that resulted in certain management, facility and organizational changes. During the three and nine month periods ended September 30, 2020, the Partnership’s 2019 restructuring initiatives resulted in additional restructuring costs of $0.1 million and $3.4 million, respectively. The Partnership paid out $6.4 million of these 2019 restructuring costs during the nine months ended September 30, 2020 and has a $0.3 million current liability for unpaid employee severance costs at September 30, 2020 related to these 2019 restructuring initiatives. The 2019 restructuring activities primarily consisted of employee-related costs and consulting costs in support of the restructuring initiatives.  Restructuring costs are included within the general and administrative expense caption on the condensed consolidated statement of operations.

16. SEGMENT INFORMATION

As of September 30, 2020, the Partnership’s reportable segments are:

•	the Utica Shale, which is served by Summit Utica;
•	Ohio Gathering, which includes our ownership interest in OGC and OCC;
•	the Williston Basin, which is served by Polar and Divide, Bison Midstream and Meadowlark Midstream;
•	the DJ Basin, which is served by Niobrara G&P;
•	the Permian Basin, which is served by Summit Permian;
•	the Piceance Basin, which is served by Grand River;
•	the Barnett Shale, which is served by DFW Midstream; and
•	the Marcellus Shale, which is served by Mountaineer Midstream.

Until March 22, 2019, the Partnership owned Tioga Midstream, a crude oil, produced water and associated natural gas gathering system operating in the Williston Basin. Refer to Note 15 – Dispositions and Restructuring to the unaudited condensed consolidated financial statements for details on the sale of Tioga Midstream.

Each of the Partnership’s reportable segments provide midstream services in a specific geographic area and reflect the way in which the Partnership internally reports the financial information used to make decisions and allocate resources in connection with the Partnership’s operations.

For the three and nine months ended September 30, 2020, other than the investment activity described in Note 6 – Equity Method Investments, Double E did not have any results of operations given that the Double E Project is currently under development. The Double E Project is expected to be operational in the fourth quarter of 2021.

Corporate and Other represents those results that are: (i) not specifically attributable to a reportable segment; (ii) not individually reportable (such as Double E); or (iii) that have not been allocated to the Partnership’s reportable segments for the purpose of evaluating their performance, including certain general and administrative expense items, certain natural gas and crude oil marketing services, construction management fees related to the Double E Project and transaction costs.

Assets by reportable segment follow.

	September 30, 2020	December 31, 2019
	(In thousands)
Assets(1):
Utica Shale	$208,090	$206,368
Ohio Gathering	263,639	275,000
Williston Basin	443,506	452,152
DJ Basin	204,206	205,308
Permian Basin	167,707	185,708
Piceance Basin	596,148	631,140
Barnett Shale	349,254	350,638
Marcellus Shale	182,900	184,631
Total reportable segment assets	2,415,450	2,490,945
Corporate and Other	158,029	83,153
Total assets	$2,573,479	$2,574,098

(1)

At September 30, 2020, Corporate and Other included $125.4 million relating to our investment in Double E (included in the Investment in equity method investees caption of the unaudited condensed consolidated balance sheet). At December 31, 2019, Corporate and Other included $34.7 million relating to our investment in Double E.

Segment adjusted EBITDA by reportable segment follows.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands)
Reportable segment adjusted EBITDA
Utica Shale	$7,453	$7,864	$24,074	$20,697
Ohio Gathering	7,129	10,435	22,582	29,584
Williston Basin	11,713	13,840	40,632	49,224
DJ Basin	4,766	6,554	15,016	12,043
Permian Basin	893	210	4,302	(996)
Piceance Basin	21,503	24,044	66,794	74,627
Barnett Shale	7,205	10,901	24,475	33,483
Marcellus Shale	6,022	4,958	16,230	14,735
Total of reportable segments' measures of profit	$66,684	$78,806	$214,105	$233,397

A reconciliation of income or loss before income taxes and income or loss from equity method investees to total of reportable segments' measures of profit follows.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands)
Reconciliation of income (loss) before income taxes and income (loss) from equity method investees to total of reportable segments' measures of profit:
Income (loss) before income taxes and income (loss) from equity method investees	$25,132	$(10,431)	$78,862	$(45,757)
Add:
Corporate and Other expense	6,874	7,119	28,484	32,024
Interest expense	19,018	23,462	64,836	68,547
Gain on early extinguishment of debt	(24,690)	—	(78,925)	—
Depreciation and amortization(1)	29,739	27,677	89,505	83,030
Proportional adjusted EBITDA for equity method investees	7,129	10,435	22,582	29,584
Adjustments related to MVC shortfall payments	2,292	3,534	(859)	2,868
Adjustments related to capital reimbursement activity	(328)	(145)	(776)	(1,906)
Unit-based and noncash compensation	1,622	1,291	6,191	5,370
Gain on asset sales, net	(104)	(347)	(270)	(1,595)
Long-lived asset impairment	—	—	4,475	45,021
Goodwill impairment	—	16,211	—	16,211
Total of reportable segments' measures of profit	$66,684	$78,806	$214,105	$233,397

(1) Includes the amortization expense associated with our favorable gas gathering contracts as reported in other revenues.

17. SUBSEQUENT EVENTS

Open Market Repurchases of 2025 Senior Notes.  In October 2020, the Partnership repurchased an additional $95.6 million of the outstanding 2025 Senior Notes for total cash consideration of $64.8 million.

TL Restructuring.  In October 2020, the Partnership obtained consents for the TL Restructuring from 100% of the Term Loan Lenders and subsequently filed a Form S-1 registration statement with the Securities and Exchange Commission on November 3, 2020 to register the 34.6 million SMLP common units to be issued to the lenders of the SMPH Term Loan upon consummation of the TL Restructuring. Once the Form S-1 registration statement becomes effective and administrative procedures are performed, the Partnership will close the TL Restructuring and recognize a gain on early debt extinguishment.

Reverse Unit Split.  On October 15, 2020, the Board of Directors of the General Partner authorized a reverse unit split (the “Reverse Unit Split”) of the Partnership’s common units.  The exchange ratio of the Reverse Unit Split is 1-for-15 and will be effective on November 9, 2020. The common units will begin trading on a split-adjusted basis on November 10, 2020.  The Reverse Unit Split is intended to, among other things, increase the per unit trading price of the Partnership’s common units to satisfy the $1.00 minimum bid price requirement for continued listing on the NYSE. As a result of the Reverse Unit Split, each 15 pre-split common units will automatically be combined into one issued and outstanding common unit without any action on the part of the unitholder. Any fractional common units issued as a result of the Reverse Unit Split will be rounded to the nearest whole number of common units. Once effective, the number of outstanding shares of common units will be reduced from 56,624,887 common units as of October 30, 2020 to 3,774,992 common units.

FERC Approval.  In October 2020, Double E received Federal Energy Regulatory Commission ("FERC") approval of its application to construct and operate the Double E Pipeline Project, pursuant to Section 7(c) of the Natural Gas Act.  Upon fulfilling certain remaining requirements, including finalizing a right-of-way grant from the Bureau of Land Management and filing an implementation plan with the FERC, Double E expects to receive FERC's notice to proceed with construction.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to inform the reader about matters affecting the financial condition and results of operations of SMLP and its subsidiaries for the periods since December 31, 2019. As a result, the following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included in this report and the MD&A and the audited consolidated financial statements and related notes that are included in the 2019 Annual Report. Among other things, those financial statements and the related notes include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that constitute our plans, estimates and beliefs. These forward-looking statements involve numerous risks and uncertainties, including, but not limited to, those discussed in Forward-Looking Statements. Actual results may differ materially from those contained in any forward-looking statements.

This MD&A comprises the following sections:

•	Overview
•	Trends and Outlook
•	How We Evaluate Our Operations
•	Results of Operations
•	Liquidity and Capital Resources
•	Critical Accounting Estimates
•	Forward-Looking Statements

Overview

We are a value-oriented limited partnership focused on developing, owning and operating midstream energy infrastructure assets that are strategically located in unconventional resource basins, primarily shale formations, in the continental United States.

We classify our midstream energy infrastructure assets into two categories:

•

Core Focus Areas – core producing areas of basins in which we expect our gathering systems to experience greater long-term growth, driven by our customers’ ability to generate more favorable returns and support sustained drilling and completion activity in varying commodity price environments. In the near-term, we expect to concentrate the majority of our capital expenditures in our Core Focus Areas. Our Utica Shale, Ohio Gathering, Williston Basin, DJ Basin and Permian Basin reportable segments (as described below) comprise our Core Focus Areas.

•

Legacy Areas – production basins in which we expect volume throughput on our gathering systems to experience relatively lower long-term growth compared to our Core Focus Areas, given that our customers require relatively higher commodity prices to support drilling and completion activities in these basins. Upstream production served by our gathering systems in our Legacy Areas is generally more mature, as compared to our Core Focus Areas, and the decline rates for volume throughput on our gathering systems in the Legacy Areas are typically lower as a result. We expect to continue to reduce our near-term capital expenditures in these Legacy Areas. Our Piceance Basin, Barnett Shale and Marcellus Shale reportable segments (as described below) comprise our Legacy Areas.

Our financial results are driven primarily by volume throughput across our gathering systems and by expense management. We generate the majority of our revenues from the gathering, compression, treating and processing services that we provide to our customers. A majority of the volumes that we gather, compress, treat and/or process have a fixed-fee rate structure which enhances the stability of our cash flows by providing a revenue stream that is not subject to direct commodity price risk. We also earn revenues from the following activities that directly expose us to fluctuations in commodity prices: (i) the sale of physical natural gas and/or NGLs purchased under percentage-of-proceeds or other processing arrangements with certain of our customers on the Bison Midstream, Grand River and Summit Permian systems, (ii) the sale of natural gas we retain from certain DFW Midstream customers and (iii) the sale of condensate we retain from our gathering services at Grand River. During the three and nine months ended September 30, 2020, these additional activities accounted for approximately 12% of total revenues.

We also have indirect exposure to changes in commodity prices in that persistently low commodity prices may cause our customers to delay and/or cancel drilling and/or completion activities or temporarily shut-in production, which would reduce the volumes of natural gas and crude oil (and associated volumes of produced water) that we gather. If certain of our customers cancel or delay drilling and/or completion activities or temporarily shut-in production, the associated MVCs, if any, ensure that we will earn a minimum amount of revenue.

The following table presents certain consolidated and reportable segment financial data. For additional information on our reportable segments, see the "Segment Overview for the Three and Nine Months Ended September 30, 2020 and 2019" section included herein.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands)
Net income (loss)	$25,629	$(11,129)	$86,112	$(48,381)
Reportable segment adjusted EBITDA
Utica Shale	$7,453	$7,864	$24,074	$20,697
Ohio Gathering	7,129	10,435	22,582	29,584
Williston Basin	11,713	13,840	40,632	49,224
DJ Basin	4,766	6,554	15,016	12,043
Permian Basin	893	210	4,302	(996)
Piceance Basin	21,503	24,044	66,794	74,627
Barnett Shale	7,205	10,901	24,475	33,483
Marcellus Shale	6,022	4,958	16,230	14,735

Net cash provided by operating activities	$41,436	$43,043	$146,807	$127,617
Capital expenditures (1)	7,886	40,571	35,312	151,663
Investment in equity method investee	12,344	5,409	92,072	11,330

Net cash distributions to noncontrolling interest SMLP unitholders	$—	$13,829	$6,037	$55,029
Series A Preferred Unit distributions	—	—	—	14,250
Net borrowings under Revolving Credit Facility	75,500	27,000	131,500	134,000
Repayments on SMPH term loan	—	(5,750)	(6,300)	(59,500)
Open Market Repurchases of 2022 and 2025 Senior Notes (Note 8)	(6,137)	—	(82,844)	—
Tender Offers of 2022 and 2025 Senior Notes (Note 8)	(48,712)	—	(48,712)	—
Proceeds from issuance of Subsidiary Series A preferred units, net of issuance costs (2)	—	—	48,710	—
Purchase of common units in GP Buy-In Transaction	—	—	(41,778)	—

(1) See "Liquidity and Capital Resources" herein to the unaudited condensed consolidated financial statements for additional information on capital expenditures.

(2) Reflects proceeds from the issuance of Subsidiary Series A Preferred Units.

Key matters for three and nine months ended September 30, 2020.  The following items are reflected in our financial results:

•	GP Buy-In Transaction. On May 28, 2020, we closed the GP Buy-In Transaction. Refer to Note 1 – Organization, Business Operations and Presentation and Consolidation for details.
•

Series A Preferred Unit Exchange Offer.  On June 18, 2020, we commenced an offer to exchange any and all of our Series A Preferred Units for newly issued common units (the “Exchange Offer”). On July 28, 2020 the Exchange Offer expired and the Partnership exchanged 62,816 Series A Preferred Units for 12,267,670 common units, net of units withheld for tax withholdings.

•

Open Market Repurchase of Senior Notes.  During the nine months ended September 30, 2020, the Partnership made Open Market Repurchases that resulted in the extinguishment of $32.4 million of its outstanding 2022 Senior Notes and $106.2 million of 2025 Senior Notes.  Total cash consideration paid to repurchase the principal amounts outstanding of the 2022 and 2025 Senior Notes, plus accrued interest, totaled $82.9 million and the Partnership recognized a $56.2 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

•

Tender Offers.  In September 2020, the Partnership completed Tender Offers initiated in August 2020 to purchase a portion of the 2022 and 2025 Senior Notes. Upon concluding the Tender Offer, the Partnership repurchased $33.5 million of the 2022 Senior Notes and $38.7 million of the 2025 Senior Notes. Total cash consideration paid to repurchase the principal amounts outstanding of the 2022 and 2025 Senior Notes, plus accrued interest, totaled $48.7 million and the Partnership recognized a $23.3 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

•

TL Restructuring.  On September 29, 2020, we signed the TSA for the TL Restructuring.  Refer to Note 8 – Debt and Note 16 – Subsequent Events for further details on the TL Restructuring.  The TL Restructuring had not closed as of September 30, 2020 and our financial results do not include a gain on the extinguishment of debt related to the TL Restructuring.

Key matters for the three and nine months ended September 30, 2019.  The following items are reflected in our financial results:

•

Goodwill Impairment. In September 2019, in connection with our annual impairment evaluation, we determined that the fair value of the Mountaineer Midstream reporting unit did not exceed its carrying value and we recognized a goodwill impairment charge of $16.2 million for the three and nine months ended September 30, 2019.

•

Double E Project. In June 2019, we decided to proceed with the Double E Project after securing firm 10-year take-or-pay commitments for a substantial majority of the pipeline’s initial throughput capacity of 1.35 billion cubic feet of gas per day and executing the JV Agreement with an affiliate of Double E’s foundation shipper.

In connection with the Double E Project, Summit Permian Transmission contributed total assets of approximately $23.6 million for a 70% ownership interest in Double E. We own a majority interest in the Double E Project and are leading efforts to develop, permit and construct the pipeline. Upon commissioning, we will operate the pipeline.

•

Disposition. In March 2019, we sold the Tioga Midstream system to affiliates of Hess Infrastructure Partners LP for a combined cash purchase price of approximately $90 million and recorded a gain on sale of $0.9 million based on the difference between the consideration received and the carrying value for Tioga Midstream at closing. The gain is included in the Gain on asset sales, net caption on the unaudited condensed consolidated statement of operations. The financial results of Tioga Midstream (a component of the Williston Basin reportable segment) are included in our unaudited condensed consolidated financial statements and footnotes for the period from January 1, 2019 through March 22, 2019.

•

Asset Impairment. In March 2019, certain events occurred which indicated that certain long-lived assets in the DJ Basin and Barnett Shale reporting segments could be impaired. Consequently, we performed a recoverability assessment of certain assets within these reporting segments. In the DJ Basin, we determined certain processing plant assets related to our existing 20 MMcf/d plant would no longer be operational due to our expansion plans for the Niobrara G&P system and we recorded an impairment charge of $34.7 million related to these assets. In the Barnett Shale, we determined certain compressor station assets were impaired and recorded an impairment charge of $10.2 million.

Trends and Outlook

Our business has been, and we expect our future business to continue to be, affected by the following key trends:

•	Natural gas, NGL and crude oil supply and demand dynamics;
•	Production from U.S. shale plays;
•	Capital markets availability and cost of capital;
•	Shifts in operating costs and inflation; and
•	Ongoing impact of the COVID-19 pandemic and reduced demand and prices for oil.

We are closely monitoring the impact of the outbreak of COVID-19 on all aspects of our business, including how it has impacted and will impact our customers, employees, supply chain and distribution network. While COVID-19 did not have a material adverse effect on our reported results for the first nine months of 2020, we are unable to predict the ultimate impact that COVID-19 and related factors may have on our business, future results of operations, financial position or cash flows. Given the dynamic nature of the COVID-19 pandemic and related market conditions, we cannot reasonably estimate the period of time that these events will persist or the full extent of the impact they will have on our business. The extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including changes in the severity of the pandemic, countermeasures taken by governments, businesses and individuals to slow the spread of the pandemic, and the ability of pharmaceutical companies to develop effective and safe vaccines and therapeutic drugs. Furthermore, the impacts of a potential worsening of global economic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

In response to the COVID-19 pandemic, we have modified our business practices, including restricting employee travel, modifying employee work locations, implementing social distancing and enhancing sanitary measures in our facilities. Many of our suppliers, vendors and service providers have made similar modifications. The resources available to employees working remotely may not enable them to maintain the same level of productivity and efficiency, and these and other employees may face additional demands on their time. Our increased reliance on remote access to our information systems increases our exposure to potential cybersecurity breaches. We may take further actions as government authorities require or recommend or as we determine to be in the best interests of our employees, customers, partners and suppliers. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, in which case our employees may become sick, our ability to perform critical functions could be harmed, and we may be unable to respond to the needs of our business. The resumption of normal business operations after such interruptions may be delayed or constrained by lingering effects of COVID-19 on our suppliers, third-party service providers, and/or customers.

In addition, the COVID-19 pandemic has significantly reduced the global demand for oil and natural gas. This significant decline in demand has been met with a sharp decline in oil prices following the announcement of price reductions and production increases in March 2020 by members of the Organization of Petroleum Exporting Countries, or OPEC, and other foreign, oil-exporting countries, and subsequent hydrocarbon commodity price declines. The resulting supply and demand imbalance is having disruptive impacts on the oil and natural gas exploration and production industry and on other industries that serve exploration and production companies. These industry conditions, coupled with those resulting from the COVID-19 pandemic, could lead to significant global economic contraction generally and in our industry in particular. Although OPEC agreed in April to cut production, extended cuts again in June and cuts its long-term forecast for oil demand growth in October, there is no assurance that the agreement will continue to be observed by its members and the responses of oil and gas producers to the lower demand for, and price of, natural gas, NGLs and crude oil are constantly evolving and remain uncertain. After increasing supply through the summer of 2020, certain OPEC members recently announced price cuts for October, potentially signaling continued pressure on demand. Such responses could cause our pipelines and storage tanks and other third-party storage facilities to reach capacity, thereby forcing producers to experience shut-ins or look to alternative methods of transportation for their products.

Over the past several months, we have collaborated extensively with our customer base regarding production reductions and delays to drilling and completion activities in light of the current commodity price backdrop and COVID-19 pandemic. Given continued volatility in market conditions since March 2020, and based on recently updated production forecasts and revised 2020 development plans from our customers, we currently expect our 2020 results to be affected by decreased drilling activity and the deferral of well completions from customers and, on a limited scale, temporary production curtailments predominantly in the Williston Basin, DJ Basin and Utica Shale reportable segments. For example, beginning in June 2020, in the Utica Shale, a customer curtailed in excess of 150 MMcf/d of production which impacted volume throughput across our gathering system and the financial results of that segment through the middle of the third quarter of 2020, when more favorable natural gas prices returned and that customer reversed that particular production curtailment.  We also recently amended gathering contracts with two key Williston Basin customers to extend the terms of the gathering agreement acreage dedications, in exchange for a modest gathering fee concession. We expect 2020 total capital expenditures to range from $55 million to $65 million.

Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results. For additional information, see the "Trends and Outlook" section of MD&A included in the 2019 Annual Report.

How We Evaluate Our Operations

Each of our reportable segments provides midstream services in a specific geographic area. Our reportable segments reflect the way in which we internally report the financial information used to make decisions and allocate resources in connection with our operations.  For additional information see Note – 16 Segment Information.

Our management uses a variety of financial and operational metrics to analyze our consolidated and segment performance. We view these metrics as important factors in evaluating our profitability and determining the amounts of cash distributions to pay to our unitholders. These metrics include:

•	throughput volume;
•	revenues;
•	operation and maintenance expenses; and
•	segment adjusted EBITDA.

We review these metrics on a regular basis for consistency and trend analysis. There have been no changes in the composition or characteristics of these metrics during the three and nine months ended September 30, 2020.

Additional Information.  For additional information, see the "Results of Operations" section herein and the notes to the unaudited condensed consolidated financial statements. For additional information on how these metrics help us manage our business, see the "How We Evaluate Our Operations" section of MD&A included in the 2019 Annual Report. For information on impending accounting changes that are expected to materially impact our financial results reported in future periods, see Note 2 – Summary of Significant Accounting Policies.

Results of Operations

Consolidated Overview for the Three and Nine Months Ended September 30, 2020 and 2019

The following table presents certain consolidated financial and operating data.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands)
Revenues:
Gathering services and related fees	$71,964	$80,968	$229,667	$243,039
Natural gas, NGLs and condensate sales	10,783	12,219	35,246	68,438
Other revenues	7,406	7,000	22,150	19,804
Total revenues	90,153	100,187	287,063	331,281
Costs and expenses:
Cost of natural gas and NGLs	8,632	7,472	22,945	50,802
Operation and maintenance	22,168	26,231	65,131	74,771
General and administrative	10,561	10,029	39,908	38,979
Depreciation and amortization	29,505	27,443	88,801	82,044
Transaction costs	726	129	1,944	2,562
Gain on asset sales, net	(104)	(347)	(270)	(1,595)
Long-lived asset impairment	—	—	4,475	45,021
Goodwill Impairment	—	16,211	—	16,211
Total costs and expenses	71,488	87,168	222,934	308,795
Other income	795	12	644	304
Interest expense	(19,018)	(23,462)	(64,836)	(68,547)
Gain on early extinguishment of debt	24,690	—	78,925	—
Income (loss) before income taxes and equity method investment income (loss)	25,132	(10,431)	78,862	(45,757)
Income tax benefit (expense)	(298)	(21)	104	(1,427)
Income (loss) from equity method investees	795	(677)	7,146	(1,197)
Net income (loss)	$25,629	$(11,129)	$86,112	$(48,381)

Volume throughput (1):
Aggregate average daily throughput - natural gas (MMcf/d)	1,392	1,394	1,354	1,410
Aggregate average daily throughput - liquids (Mbbl/d)	69	105	81	101

(1) Exclusive of volume throughput for Ohio Gathering. For additional information, see the "Ohio Gathering" section herein.

Volumes – Gas.  Natural gas throughput volumes decreased 2 MMcf/d for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily reflecting:

•	a volume throughput increase of 62 MMcf/d for the Utica Shale segment.
•	a volume throughput increase of 47 MMcf/d for the Marcellus Shale segment.
•	a volume throughput increase of 14 MMcf/d for the Permian Basin segment.
•	a volume throughput decrease of 85 MMcf/d for the Piceance Basin segment.
•	a volume throughput decrease of 39 MMcf/d for the Barnett Shale segment.

Natural gas throughput volumes decreased 56 MMcf/d for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily reflecting:

•	a volume throughput decrease of 94 MMcf/d for the Piceance Basin segment.
•	a volume throughput decrease of 40 MMcf/d for the Barnett Shale segment.
•	a volume throughput increase of 51 MMcf/d for the Utica Shale segment.
•	a volume throughput increase of 16 MMcf/d for the Permian Basin segment.
•	a volume throughput increase of 8 MMcf/d for the Marcellus Shale segment.

Volumes – Liquids. Crude oil and produced water throughput volumes at the Williston segment decreased 36 Mbbl/d and 20 Mbbl/d for the three and nine months ended September 30, 2020, respectively, compared to the three and nine months ended September 30, 2019.

For additional information on volumes, see the "Segment Overview for the Three and Nine Months Ended September 30, 2020 and 2019" section herein.

Revenues.  Total revenues decreased $10.0 million during the three months ended September 30, 2020 compared to the prior year period primarily comprised of a $9.0 million decrease in gathering services and related fees and a $1.4 million decrease in natural gas, NGLs and condensate sales.

Gathering Services and Related Fees. Gathering services and related fees decreased $9.0 million compared to the three months ended September 30, 2019, primarily reflecting:

•

a $3.5 million decrease in gathering services and related fees in the Piceance Basin related to lower volume throughput due to a lack of drilling and completion activity and natural production declines in addition to the sale of certain assets from our Red Rock Gathering system in December 2019.

•

a $5.7 million decrease in gathering services and related fees in the Williston Basin due to lower liquids throughput associated with natural production declines and temporary production curtailments associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic.

•

a $0.7 million decrease in gathering services and related fees in the Barnett Shale primarily reflecting natural production declines partially offset by new volumes from well completion activity through the third quarter of 2019.

•

a $0.5 million decrease in gathering services and related fees in the Utica Shale as a result of natural production declines on existing wells and temporary production curtailments beginning in June 2020, partially offset by the completion of new wells throughout 2019 and in the first half of 2020.

•

a $1.0 million decrease in gathering services and related fees in the DJ Basin as a result of natural production declines and limited drilling and completion activity associated with a reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic, partially offset by higher volume throughput due to increased drilling activity and a more favorable volume and gathering rate mix from customers and the commissioning of our new natural gas processing plant in June 2019.

•

a $1.6 million increase in gathering services and related fees in the Permian Basin due to higher volumes from wells connected in the fourth quarter of 2019 and first quarter of 2020 and a more favorable volume and gathering rate mix from customers.

Natural Gas, NGLs and Condensate Sales. Natural gas, NGLs and condensate sales decreased $1.4 million compared to the three months ended September 30, 2019, primarily reflecting lower natural gas, NGL and crude oil marketing services.

Total revenues decreased $44.2 million during the nine months ended September 30, 2020 compared to the prior year period primarily comprised of a $33.2 million decrease in natural gas, NGLs and condensate sales and a $13.4 million decrease in gathering services and related fees.

Gathering Services and Related Fees. Gathering services and related fees decreased $13.4 million compared to the nine months ended September 30, 2019, primarily reflecting:

•

a $12.5 million decrease in gathering services and related fees in the Piceance Basin related to lower volume throughput due to a lack of drilling and completion activity and natural production declines in addition to the sale of certain assets from our Red Rock Gathering system in December 2019.

•

a $10.9 million decrease in gathering services and related fees in the Williston Basin primarily due to lower liquids throughput associated with natural production declines and, beginning in the second quarter of 2020, temporary production curtailments associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic. The decrease was also due to a $1.5 million decrease in gathering services and related fees attributable to the sale of the Tioga Midstream system on March 22, 2019, the 2019 financial results of which are included for the period from January 1, 2019 through March 22, 2019.

•

a $4.9 million decrease in gathering services and related fees in the Barnett Shale primarily reflecting natural production declines partially offset by new volumes from well completion activity through the third quarter of 2019. Also impacting 2020 revenues was the presentation of gathering services as a reduction to cost of natural gas and NGLs due to the assignment of certain marketing arrangements from Corporate and Other to our DFW Midstream operations that occurred in June 2019, which decreased gathering services and related fees by $1.7 million.

•

a $3.4 million increase in gathering services and related fees in the DJ Basin relating to higher volume throughput due to increased drilling activity and a more favorable volume and gathering rate mix from customers and the commissioning of our new natural gas processing plant in June 2019, partially offset by natural production declines and temporary production curtailments associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic.

•

a $5.7 million increase in gathering services and related fees in the Permian Basin due to higher volume growth from ongoing drilling and completion activity and a more favorable volume and gathering rate mix from customers.

•

a $2.9 million increase in gathering services and related fees in the Utica Shale as a result of the completion of new wells throughout 2019 and in the first nine months of 2020, and a more favorable volume and gathering rate mix from customers partially offset by natural production declines on existing wells.

Natural Gas, NGLs and Condensate Sales. Natural gas, NGLs and condensate sales decreased $33.2 million compared to the nine months ended September 30, 2019, primarily reflecting lower natural gas, NGL and crude oil marketing services. The majority of the decrease in revenue is offset by a $27.9 million decrease in natural gas, NGL and condensate purchases.

Costs and Expenses. Total costs and expenses decreased $15.7 million during the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily due to a $16.2 million decrease from a noncash goodwill impairment charge in 2019 and a $4.1 million decrease in operation and maintenance expense partially offset by a $2.1 million increase in depreciation and amortization expense and a $1.2 million increase in natural gas, NGLs and condensate purchases.

Total costs and expenses decreased $85.7 million during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to the impact of: (i) the March 2019 recognition of a $34.9 million and $10.2 million long-lived asset impairment in the DJ Basin and Barnett Shale, respectively, (ii) the September of 2019 recognition of a $16.2 million noncash goodwill impairment charge in the Marcellus Shale, (iii) a $27.9 million decrease in natural gas, NGLs and condensate purchases and (iv) a $9.6 million decrease in operating and maintenance expense, partially offset by (v) the March 2020 recognition of a $3.6 million long-lived asset impairment in the DJ Basin and (vi) a $6.8 million increase in depreciation and amortization expense.

Cost of Natural Gas and NGLs. Cost of natural gas and NGLs increased $1.2 million for the three months ended September 30, 2020 and decreased $27.9 million for the nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019, primarily driven by lower natural gas, NGL and crude oil marketing activity.

Operation and Maintenance. Operation and maintenance expense decreased $4.1 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily due to a $1.4 million decrease in salaries and benefits costs associated with lower headcount from our cost cutting initiatives and a $2.0 million decrease in general operating expenses.

Operation and maintenance expense decreased $9.6 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to a $4.1 million decrease in salaries and benefits costs associated with lower headcount from our cost cutting initiatives, a $1.5 million decrease in property taxes and a $2.8 million decrease in remediation expense.

General and Administrative. General and administrative expense increased $0.5 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily due to a $0.3 million increase in professional service fees and a $0.1 million increase in restructuring expenses.

General and administrative expense increased $0.9 million compared to the nine months ended September 30, 2019, primarily due to a $3.4 million increase in restructuring expenses, $1.5 million increase in deal costs and a $2.0 million increase in professional service fees, partially offset by a $6.1 million decrease in compensation expense primarily associated with lower headcount from our cost cutting initiatives.

Depreciation and Amortization. The increase in depreciation and amortization expense during the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019 was primarily due to the acceleration of depreciation on certain Williston Basin assets.

Transaction Costs. The increase in transaction costs recognized during the three months ended September 30, 2020 compared to the three months ended September 30, 2019 was primarily due to costs associated with the GP Buy-In Transaction.

The decrease in transaction costs recognized during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 was due to financial advisory costs incurred in 2019.

Interest Expense. The decrease in interest expense for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019 was primarily due to our liability management initiatives which included our Open Market Repurchases and Tender Offers, partially offset by a higher outstanding balance on the Revolving Credit Facility.

Gain on early extinguishment of debt.  The gain on early extinguishment of debt is primarily a result of our Open Market Repurchases and Tender Offers that resulted in a $78.9 million gain on extinguishment of debt during the nine months ended September 30, 2020 (Details below).

	ECP Loan Repayment	Open Market Repurchases		Tender Offers		Total
		2022	2025	2022	2025
		Senior Notes	Senior Notes	Senior Notes	Senior Notes
	(in thousands)
Gain/(loss) on face value of 2022 and 2025 Senior Notes	$-	$11,554	$46,003	$9,223	$15,479	$82,259
Debt issue costs	(361)	(143)	(965)	(125)	(351)	(1,945)
Transaction cost	(249)	(105)	(105)	(465)	(465)	(1,389)
Gain (loss) on extinguishment	$(610)	$11,306	$44,933	$8,633	$14,663	$78,925

Segment Overview for the Three and Nine Months Ended September 30, 2020 and 2019

Utica Shale. The Utica Shale reportable segment includes the Summit Utica system. Volume throughput for our Summit Utica system follows.

	Utica Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	352	290	21%	330	279	18%

Volume throughput increased compared to the three months ended September 30, 2019, as a result of the completion of new wells throughout 2019, and in the first half of 2020, partially offset by natural production declines from existing wells and temporary production curtailments beginning in June 2020.

Volume throughput increased compared to the nine months ended September 30, 2019, as a result of the completion of new wells throughout 2019, and in the first half of 2020, and a more favorable volume and gathering rate mix from customers, partially offset by natural production declines from existing wells.

Financial data for our Utica Shale reportable segment follows.

	Utica Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$8,385	$8,865	(5%)	$26,885	$23,951	12%
Total revenues	8,385	8,865	(5%)	26,885	23,951	12%
Costs and expenses:
Operation and maintenance	877	911	(4%)	2,575	2,998	(14%)
General and administrative	50	85	(41%)	222	242	(8%)
Depreciation and amortization	1,918	1,913	0%	5,765	5,744	0%
Gain on asset sales, net	(9)	—	*	(35)	—	*
Total costs and expenses	2,836	2,909	(3%)	8,527	8,984	(5%)
Add:
Depreciation and amortization	1,918	1,913		5,765	5,744
Adjustments related to capital reimbursement activity	(5)	(5)		(14)	(14)
Gain on asset sales, net	(9)	—		(35)	—
Segment adjusted EBITDA	$7,453	$7,864	(5%)	$24,074	$20,697	16%

________

* Not considered meaningful

Three months ended September 30, 2020. Segment adjusted EBITDA decreased $0.4 million compared to the three months ended September 30, 2019.

Nine months ended September 30, 2020.  Segment adjusted EBITDA increased $3.4 million compared to the nine months ended September 30, 2019 primarily due to the increase in volume throughput previously discussed.

Ohio Gathering.  The Ohio Gathering reportable segment includes OGC and OCC. We account for our investment in Ohio Gathering using the equity method and we recognize our proportionate share of earnings or loss in net income on a one-month lag based on the financial information available to us during the reporting period.

Gross volume throughput for Ohio Gathering, based on a one-month lag follows.

	Ohio Gathering
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	512	777	(34%)	554	734	(25%)

Volume throughput for the Ohio Gathering system decreased compared to the three and nine months ended September 30, 2019 as a result of natural production declines on existing wells on the system and temporary production curtailments beginning in the second quarter of 2020, partially offset by the completion of new wells throughout 2019.

Financial data for our Ohio Gathering reportable segment, based on a one-month lag follows.

	Ohio Gathering
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Proportional adjusted EBITDA for equity method investees	$7,129	$10,435	(32%)	$22,582	$29,584	(24%)
Segment adjusted EBITDA	$7,129	$10,435	(32%)	$22,582	$29,584	(24%)

Segment adjusted EBITDA for equity method investees decreased $3.3 million and $7.0 million compared to the three and nine months ended September 30, 2019 primarily as a result of the lower volume throughput described above.

Williston Basin.  The Polar and Divide, Bison Midstream, Meadowlark Midstream and Tioga Midstream (through March 22, 2019; refer to Note 15 – Dispositions and Restructuring for details on the sale of Tioga Midstream) systems provide our midstream services for the Williston Basin reportable segment. Volume throughput for our Williston Basin reportable segment follows.

	Williston Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Aggregate average daily throughput - natural gas (MMcf/d)	14	9	56%	14	12	17%

Aggregate average daily throughput - liquids (Mbbl/d)	69	105	(34%)	81	101	(20%)

Natural gas. Natural gas volume throughput increased compared to the three and nine months ended September 30, 2019, primarily reflecting the completion of new wells behind the Bison Midstream system in the fourth quarter of 2019 and 2020 partially offset by natural production declines and the sale of Tioga Midstream.

Liquids. The decrease in liquids volume throughput compared to the three and nine months ended September 30, 2019, primarily associated with natural production declines and temporary production curtailments associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic, partially offset by the completion of new wells throughout 2019 and 2020.

Financial data for our Williston Basin reportable segment follows.

	Williston Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$10,941	$16,685	(34%)	$47,145	$58,076	(19%)
Natural gas, NGLs and condensate sales	4,957	1,878	164%	12,412	11,231	11%
Other revenues	3,137	2,555	23%	9,055	8,133	11%
Total revenues	19,035	21,118	(10%)	68,612	77,440	(11%)
Costs and expenses:
Cost of natural gas and NGLs	2,968	(93)	(3291%)	5,572	3,668	52%
Operation and maintenance	5,658	8,578	(34%)	18,207	20,800	(12%)
General and administrative	351	405	(13%)	1,381	1,117	24%
Depreciation and amortization	6,481	4,788	35%	19,463	14,958	30%
(Gain) loss on asset sales, net	(12)	1	*	(50)	(1,142)	*
Long-lived asset impairment	—	—	*	—	18	*
Total costs and expenses	15,446	13,679	13%	44,573	39,419	13%
Add:
Depreciation and amortization	6,481	4,788		19,463	14,958
Adjustments related to MVC shortfall payments	2,125	2,081		(1,416)	(1,387)
Adjustments related to capital reimbursement activity	(470)	(469)		(1,404)	(1,244)
(Gain) loss on asset sales, net	(12)	1		(50)	(1,142)
Long-lived asset impairment	—	—		—	18
Segment adjusted EBITDA	$11,713	$13,840	(15%)	$40,632	$49,224	(17%)

_______

* Not considered meaningful

Three months ended September 30, 2020. Segment adjusted EBITDA decreased $2.1 million compared to the three months ended September 30, 2019 primarily due to lower liquids volume throughput on our systems as previously discussed.

Nine months ended September 30, 2020. Segment adjusted EBITDA decreased $8.6 million compared to the nine months ended September 30, 2019 primarily reflecting:

•

a decrease of $0.9 million of segment adjusted EBITDA contributed by the Tioga Midstream system compared to the nine months ended September 30, 2019 due to the sale of Tioga Midstream on March 22, 2019. We also experienced lower liquids volume throughput on our systems as previously discussed.

Other items to note:

•

On March 22, 2019, we sold the Tioga Midstream system and recorded a gain on sale of $0.9 million based on the difference between the consideration received and the then carrying value for Tioga Midstream at closing. The financial results of Tioga Midstream are included in our unaudited condensed consolidated financial statements for the period from January 1, 2019 through March 22, 2019.

DJ Basin.  The Niobrara G&P systems provide midstream services for the DJ Basin reportable segment. Volume throughput for our DJ Basin reportable segment follows.

	DJ Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	27	33	(18%)	26	25	4%

Volume throughput increased compared to the nine months ended September 30, 2019, primarily as a result of ongoing drilling and completion activity across our service area and a more favorable volume and gathering rate mix from customers and the commissioning of our new natural gas processing plant in June 2019, partially offset by natural production declines and temporary production curtailments associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic.

Financial data for our DJ Basin reportable segment follows.

	DJ Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$6,051	$7,039	(14%)	$18,134	$14,784	23%
Natural gas, NGLs and condensate sales	17	93	(82%)	158	279	(43%)
Other revenues	826	735	12%	2,853	2,776	3%
Total revenues	6,894	7,867	(12%)	21,145	17,839	19%
Costs and expenses:
Cost of natural gas and NGLs	46	11	*	57	21	*
Operation and maintenance	2,352	1,781	32%	7,222	5,658	28%
General and administrative	245	54	354%	468	186	152%
Depreciation and amortization	1,558	775	101%	4,587	2,038	125%
Loss on asset sales, net	—	—	*	20	—	*
Long-lived asset impairment	—	—	*	3,692	34,759	*
Total costs and expenses	4,201	2,621	60%	16,046	42,662	(62%)
Add:
Depreciation and amortization	1,558	775		4,587	2,038
Adjustments related to capital reimbursement activity	515	533		1,618	69
Loss on asset sales, net	—	—		20	—
Long-lived asset impairment	—	—		3,692	34,759
Segment adjusted EBITDA	$4,766	$6,554	(27%)	$15,016	$12,043	25%

* Not considered meaningful

Three months ended September 30, 2020. Segment adjusted EBITDA decreased $1.8 million compared to the three months ended September 30, 2019, primarily reflecting:

•

a $1.0 million decrease in gathering services and related fees primarily due to natural production declines and limited drilling and completion activity associated with a significant reduction in crude oil prices as a result of a decrease in demand attributable to the COVID-19 pandemic.

Nine months ended September 30, 2020. Segment adjusted EBITDA increased $3.0 million compared to the nine months ended September 30, 2019, primarily reflecting:

•	a $3.4 million increase in gathering services and related fees primarily due to the increase in volume throughput discussed above.

Other items to note:

•

During the nine months ended September 30, 2020 and 2019, we impaired certain long-lived assets in the DJ Basin (see Note 4 – Property, Plant and Equipment, Net). The impairment had no impact on segment adjusted EBITDA for the nine months ended September 30, 2020 and 2019.

Permian Basin.  The Summit Permian system provides our midstream services for the Permian Basin reportable segment. Volume throughput for our Permian Basin reportable segment follows.

	Permian Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	34	20	70%	33	17	94%

Volume throughput increased compared to the three months ended September 30, 2019, primarily as a result of an uptick in customer volumes, partially offset by natural production declines from wells previously put in service.

Financial data for our Permian Basin reportable segment follows.

	Permian Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(In thousands)
Revenues:
Gathering services and related fees	$2,595	$986	163%	$7,617	$1,938	293%
Natural gas, NGLs and condensate sales	4,803	3,797	26%	13,537	10,424	30%
Other revenues	168	102	65%	481	183	163%
Total revenues	7,566	4,885	55%	21,635	12,545	72%
Costs and expenses:
Cost of natural gas and NGLs	4,958	3,242	53%	12,798	9,369	37%
Operation and maintenance	1,658	1,338	24%	4,301	3,962	9%
General and administrative	57	95	(40%)	234	210	11%
Depreciation and amortization	1,370	1,312	4%	4,102	3,547	16%
(Gain) loss on asset sales, net	14	—	*	1	(120)	*
Long-lived asset impairment	—	—	*	182	8	*
Total costs and expenses	8,057	5,987	35%	21,618	16,976	27%
Add:
Depreciation and amortization	1,370	1,312		4,102	3,547
(Gain) loss on asset sales, net	14	—		1	(120)
Long-lived asset impairment	—	—		182	8
Segment adjusted EBITDA	$893	$210	*	$4,302	$(996)	*

________

*Not considered meaningful

Three months ended September 30, 2020. Segment adjusted EBITDA increased $0.7 million compared to the three months ended September 30, 2019.

Nine months ended September 30, 2020. Segment adjusted EBITDA increased $5.3 million compared to the nine months ended September 30, 2019, primarily reflecting a $5.7 million increase in gathering services and related fees as a result of volume growth from ongoing drilling and completion activity and a more favorable volume and gathering rate mix from customers.

Piceance Basin.  The Grand River system provides midstream services for the Piceance Basin reportable segment. Volume throughput for our Piceance Basin reportable segment follows.

	Piceance Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Aggregate average daily throughput (MMcf/d)	361	446	(19%)	370	464	(20%)

Volume throughput decreased compared to the three and nine months ended September 30, 2019, as a result of a natural production declines.

Financial data for our Piceance Basin reportable segment follows.

	Piceance Basin
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$26,576	$30,120	(12%)	$79,987	$92,515	(14%)
Natural gas, NGLs and condensate sales	528	1,733	(70%)	1,932	6,139	(69%)
Other revenues	1,233	1,258	(2%)	3,394	3,341	2%
Total revenues	28,337	33,111	(14%)	85,313	101,995	(16%)
Costs and expenses:
Cost of natural gas and NGLs	399	1,502	(73%)	1,176	4,255	(72%)
Operation and maintenance	6,073	7,273	(16%)	16,278	21,680	(25%)
General and administrative	196	128	53%	757	724	5%
Depreciation and amortization	11,305	11,798	(4%)	33,909	35,399	(4%)
(Gain) loss on asset sales, net	(94)	—	*	(190)	3	*
Total costs and expenses	17,879	20,701	(14%)	51,930	62,061	(16%)
Add:
Depreciation and amortization	11,305	11,798		33,909	35,399
Adjustments related to MVC shortfall payments	167	—		557	(103)
Adjustments related to capital reimbursement activity	(333)	(164)		(865)	(606)
(Gain) loss on asset sales, net	(94)	—		(190)	3
Segment adjusted EBITDA	$21,503	$24,044	(11%)	$66,794	$74,627	(10%)

________

*Not considered meaningful

Three months ended September 30, 2020. Segment adjusted EBITDA decreased $2.5 million compared to the three months ended September 30, 2019, primarily reflecting:

•	a $3.5 million decrease in gathering services and related fees as a result of natural production declines.
•	a $1.2 million decrease in operation and maintenance expense primarily due to $0.8 million in lower compensation expense associated with lower headcount from our cost cutting initiatives.

Other items to note:

•

In December 2019, we sold certain assets from our Red Rock Gathering system for approximately $12 million. The financial contribution of these assets are included in our unaudited condensed consolidated financial statements and footnotes for the period from January 1, 2019 through December 1, 2019.

Nine months ended September 30, 2020. Segment adjusted EBITDA decreased $7.8 million compared to the nine months ended September 30, 2019, primarily reflecting:

•	a $12.5 million decrease in gathering services and related fees as a result of natural production declines.
•

a $5.4 million decrease in operation and maintenance expense primarily due to $3.0 million in lower compensation expense associated with lower headcount from our cost cutting initiatives and a $1.3 million decrease in property taxes.

Other items to note:

•

In December 2019, we sold certain assets from our Red Rock Gathering system for $12 million. The financial contribution of these assets are included in our unaudited condensed consolidated financial statements and footnotes for the period from January 1, 2019 through December 1, 2019.

Barnett Shale. The DFW Midstream system provides our midstream services for the Barnett Shale reportable segment. Volume throughput for our Barnett Shale reportable segment follows.

	Barnett Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	208	247	(16%)	215	255	(16%)

Volume throughput decreased compared to the three and nine months ended September 30, 2019 reflecting natural production declines, partially offset by new volumes from well completion activity through the third quarter of 2019.

Financial data for our Barnett Shale reportable segment follows.

	Barnett Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$10,545	$11,286	(7%)	$30,865	$35,739	(14%)
Natural gas, NGLs and condensate sales	477	4,828	(90%)	7,206	11,705	(38%)
Other revenues (1)	1,399	1,706	(18%)	4,437	5,008	(11%)
Total revenues	12,421	17,820	(30%)	42,508	52,452	(19%)
Costs and expenses:
Cost of natural gas and NGLs	261	2,810	(91%)	3,342	7,384	(55%)
Operation and maintenance	4,810	5,567	(14%)	14,069	16,181	(13%)
General and administrative	351	201	75%	1,242	667	86%
Depreciation and amortization	3,795	3,810	(0%)	11,380	11,555	(2%)
(Gain) loss on asset sales, net	—	(350)	*	17	(343)	*
Long-lived asset impairment	—	—	*	4	10,236	*
Total costs and expenses	9,217	12,038	(23%)	30,054	45,680	(34%)
Add:
Depreciation and amortization	4,030	4,045		12,085	12,542
Adjustments related to MVC shortfall payments	—	1,453		—	4,358
Adjustments related to capital reimbursement activity	(29)	(29)		(85)	(82)
(Gain) loss on asset sales, net	—	(350)		17	(343)
Long-lived asset impairment	—	—		4	10,236
Segment adjusted EBITDA	$7,205	$10,901	(34%)	$24,475	$33,483	(27%)

________

*Not considered meaningful

(1) Includes the amortization expense associated with our favorable gas gathering contracts as reported in Other revenues.

Three months ended September 30, 2020. Segment adjusted EBITDA decreased $3.7 million compared to the three months ended September 30, 2019 primarily reflecting:

•

a $1.5 million decrease in adjustments related to MVC shortfall payments attributable to an MVC that expired in 2019, and a $2.9 million decrease in total revenues, less cost of natural gas and NGLs which primarily reflects lower volume throughput.

Other items to note:

•

Also impacting total revenues and cost of natural gas and NGLs for the three months ended September 30, 2020, was the presentation of certain gathering services as a reduction to cost of natural gas and NGLs and the assignment of certain marketing arrangements from Corporate and Other to our DFW Midstream operations that occurred in June 2019.

Nine months ended September 30, 2020. Segment adjusted EBITDA decreased $9.0 million compared to the nine months ended September 30, 2019 primarily reflecting:

•

a $4.4 million decrease in adjustments related to MVC shortfall payments attributable to an MVC that expired in 2019 and a $5.9 million decrease in total revenues less cost of natural gas and NGLs which primarily reflects lower volume throughput.

•	a $2.1 million decrease in various operation and maintenance expenses.

Other items to note:

•

In March 2019, we impaired certain long-lived assets in the Barnett Shale (see Note 4 – Property, Plant and Equipment, Net). The noncash impairment expense had no impact on segment adjusted EBITDA for the nine months ended September 30, 2019.

•

Also impacting total revenues and cost of natural gas and NGLs for the nine months ended September 30, 2020, was the presentation of certain gathering services as a reduction to cost of natural gas and NGLs and the assignment of certain marketing arrangements from Corporate and Other to our DFW Midstream operations that occurred in June 2019.

Marcellus Shale.  The Mountaineer Midstream system provides our midstream services for the Marcellus Shale reportable segment. Volume throughput for the Marcellus Shale reportable segment follows.

	Marcellus Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
Average daily throughput (MMcf/d)	396	349	13%	366	358	2%

Volume throughput increased compared to the three and nine months ended September 30, 2019 primarily due to additional drilling and completion activities, partially offset by natural production declines.

Financial data for our Marcellus Shale reportable segment follows.

	Marcellus Shale
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Gathering services and related fees	$6,871	$5,987	15%	$19,034	$18,081	5%
Total revenues	6,871	5,987	15%	19,034	18,081	5%
Costs and expenses:
Operation and maintenance	771	783	(2%)	2,517	2,892	(13%)
General and administrative	69	237	(71%)	259	426	(39%)
Depreciation and amortization	2,298	2,286	1%	6,898	6,855	1%
Gain on asset sales, net	(8)	—	*	(8)	—	*
Goodwill impairment	—	16,211	*	—	16,211	*
Total costs and expenses	3,130	19,517	(84%)	9,666	26,384	(63%)
Add:
Depreciation and amortization	2,298	2,286		6,898	6,855
Goodwill impairment	—	16,211		—	16,211
Adjustments related to capital reimbursement activity	(9)	(9)		(28)	(28)
Gain on asset sales, net	(8)	—		(8)	—
Segment adjusted EBITDA	$6,022	$4,958	21%	$16,230	$14,735	10%
________

*Not considered meaningful

Three and nine months ended September 30, 2020. Segment adjusted EBITDA increased $1.1 million and $1.5 million compared to the three and nine months ended September 30, 2019.

Corporate and Other Overview for the Three and Nine Months Ended September 30, 2020 and 2019

Corporate and Other represents those results that are not specifically attributable to a reportable segment or that have not been allocated to our reportable segments, including certain general and administrative expense items, natural gas and crude oil marketing services, construction management fees related to the Double E Project, transaction costs and interest expense.

	Corporate and Other
	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Percentage Change	2020	2019	Percentage Change
	(Dollars in thousands)
Revenues:
Total revenues	$644	534	21%	$1,931	$26,978	(93%)
Costs and expenses:
Cost of natural gas and NGLs	—	—	*	—	26,105	*
General and administrative	9,241	8,822	5%	35,344	35,404	(0%)
Transaction costs	726	129	463%	1,944	2,562	(24%)
Interest expense	19,018	23,462	(19%)	64,836	68,547	(5%)
Gain on early extinguishment of debt	(24,690)	—	*	(78,925)	—	*

________

* Not considered meaningful

Total Revenues. Total revenues attributable to Corporate and Other was due to natural gas, NGL and crude oil marketing services (primarily natural gas sales). The decrease of $25.0 million compared to nine months ended September 30, 2019, was attributable to lower natural gas, NGL and crude oil marketing activity.

Cost of Natural Gas and NGLs. Cost of natural gas and NGLs attributable to Corporate and Other was due to natural gas, NGL and crude oil marketing services. The decrease of $26.1 million compared to nine months ended September 30, 2019, was attributable to lower marketing activity.

General and Administrative. General and administrative expense increased $0.4 million, compared to the three months ended September 30, 2019 and remained flat compared to the three and nine months ended September 30, 2019.

Transaction costs. The increase in transaction costs recognized during the three months ended September 30, 2020 compared to the three months ended September 30, 2019 was primarily due to costs associated with the GP Buy-In Transaction.

The decrease in transaction costs recognized during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 was due to financial advisory costs incurred in 2019.

Interest Expense. Interest expense decreased $4.4 million and $3.7 million, respectively, compared to the three and nine months ended September 30, 2019, primarily due to our liability management initiatives which included our Open Market Repurchases and Tender Offer Repurchases, partially offset by a higher outstanding balance on the Revolving Credit Facility.

Summarized Financial Information

On March 2, 2020, the SEC issued Final Rule Release No. 33-10762, Financial Disclosures about Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant’s Securities (“Release 33-10762”), that amends the disclosure requirements related to certain registered securities that are guaranteed and those that are collateralized by the securities of an affiliate.

Under Release 33-10762, an SEC registrant may continue to omit separate financial statements of subsidiary issuers and guarantors when (1) the subsidiary issuer is consolidated with the parent company and its security is either (a) co-issued jointly and severally with the parent company’s security or (b) the subsidiary issuer’s security is fully and unconditionally guaranteed by the parent company and (2) the parent company provides supplemental financial and non-financial disclosure about the subsidiary issuers and/or guarantors and the guarantees.

The rules become effective January 4, 2021, with voluntary compliance permitted immediately. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by SMLP and the Guarantor Subsidiaries (see Note 8 - Debt). SMLP has concluded that it is eligible to provide Alternative Disclosures under the amended disclosure requirements and has early adopted Release 33-10762 as of and for the nine months ended September 30, 2020.

The supplemental summarized financial information below reflects SMLP's separate accounts, the combined accounts of Summit Holdings and its 100% owned finance subsidiary, Finance Corp (the “Co-Issuers”) and the Guarantor Subsidiaries (the Co-Issuers and, together with the Guarantor Subsidiaries, the “Obligor Group”) for the dates and periods indicated. The financial information of the Obligor Group is presented on a combined basis and intercompany balances and transactions between the Co-Issuers and Guarantor Subsidiaries have been eliminated. There were no reportable transactions between the Co-Issuers and Obligor Group and the subsidiaries that were not issuers or guarantors of the Senior Notes.

Payments to holders of the Senior Notes are affected by the composition of and relationships among the Co-Issuers, the Guarantor Subsidiaries and Permian Holdco and Summit Permian Transmission, who are unrestricted subsidiaries of SMLP and are not issuers or guarantors of the Senior Notes. The assets of our unrestricted subsidiaries are not available to satisfy the demands of the holders of the Senior Notes. In addition, our unrestricted subsidiaries are subject to certain contractual restrictions related to the payment of dividends, and other rights in favor of their non-affiliated stakeholders, that limit their ability to satisfy the demands of the holders of the Senior Notes.

A list of each of SMLP’s subsidiaries that is a guarantor, issuer or co-issuer of our registered securities subject to the reporting requirements in Release 33-10762 is filed as Exhibit 22.1 to this Quarterly Report on Form 10-Q.

Summarized Balance Sheet Information.  Summarized balance sheet information as of September 30, 2020 and December 31, 2019 follow.

	September 30, 2020
	SMLP	Obligor Group
	(In thousands)
Assets
Current assets	$5,719	$124,603
Noncurrent assets	7,886	2,308,461

Liabilities
Current liabilities	$10,173	$60,721
Noncurrent liabilities	2,931	1,438,929

	December 31, 2019
	SMLP	Obligor Group
	(In thousands)
Assets
Current assets	$7,396	$104,964
Noncurrent assets	9,835	2,389,032

Liabilities
Current liabilities	$14,527	$69,177
Noncurrent liabilities	163,163	1,514,250

Summarized Statements of Operations Information.  For the purposes of the following summarized statements of operations, we allocate a portion of general and administrative expenses recognized at the SMLP parent to the Obligor Group to reflect what those entities' results would have been had they operated on a stand-alone basis. Summarized statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 follow.

	Nine months ended September 30, 2020
	SMLP	Obligor Group
	(In thousands)
Total revenues	$—	$287,063
Total costs and expenses	5,289	216,715
(Loss) income before income taxes and income from equity method investees	(5,120)	95,818
Income from equity method investees	—	8,498
Net (loss) income	$(6,612)	$104,316

	Year ended December 31, 2019
	SMLP	Obligor Group
	(In thousands)
Total revenues	$—	$443,528
Total costs and expenses	8,719	397,939
Loss before income taxes and loss from equity method investees	(25,805)	(28,840)
Loss from equity method investees (1)	—	(336,950)
Net loss	$(27,036)	$(365,790)
(1)	Amount includes a $329.7 million impairment of our equity method investment in Ohio Gathering and a $6.3 million impairment of long-lived assets in OCC.

Liquidity and Capital Resources

Distribution Suspension. On May 3, 2020, we suspended distributions to holders of our common units and suspended  payments of distributions to holders of our Series A Preferred Units, commencing with respect to the quarter ending March 31, 2020, to enable us to retain an incremental approximately $76 million of cash in the business annually, which we plan to use to de-lever the balance sheet, enhance liquidity and increase financial flexibility. The unpaid distributions on the Series A Preferred Units will continue to accrue. We expect to fund future capital expenditures with cash and cash equivalents on hand, cash flows generated from our operations, borrowings under our Revolving Credit Facility, future issuances of debt and equity securities and proceeds from potential asset divestitures.  As of October 31, 2020, the amount of accrued and unpaid distributions on the Series A Preferred Units was $19.7million.

Exchange Offer. On June 18, 2020, the Partnership commenced the Exchange Offer. The Exchange Offer expired on July 28, 2020 and resulted in the Partnership exchanging 62,816 Series A Preferred Units for a total of 12,267,670 common units, net of units withheld for tax withholdings. Upon completion of the Exchange Offer, the Partnership has 237,184 Series A Preferred Units outstanding and holders of Series A Preferred Units who did not tender into the Exchange Offer retained their Series A Preferred Units with all the preferences and rights thereunder.

Term Loan Restructuring. On September 29, 2020, SMP Holdings and the Partnership entered into the TSA with an ad hoc group of the Term Loan Lenders that will result in the TL Restructuring, which includes (i) the Partnership’s cash payment of $26.5 million to the Term Loan Lenders, (ii) the execution of a strict foreclosure by the collateral agent under the SMPH Term Loan for the benefit of the Term Loan Lenders on the 34.6 million common units pledged as collateral to the SMPH Term Loan, and (iii) the payment of certain fees and expenses by the Partnership.  At the closing of the TL Restructuring, which is expected to occur during the quarterly period ended December 31, 2020, the SMPH Term Loan will be fully satisfied and cease to exist. Upon closing of the TL Restructuring we will recognize a gain equal to the difference between the face value of the cancelled debt and the fair value of the total consideration transferred, including unamortized debt issuance costs, and certain direct transaction costs related to the restructuring.  At September 30, 2020, the Partnership classified the SMPH Term Loan as current.

Indebtedness Compliance. We are currently in compliance with all covenants contained in our Revolving Credit Facility and Senior Notes at September 30, 2020.  The Partnership’s total leverage ratio and senior secured leverage ratio (as defined in the Revolving Credit Agreement) were 4.9 to 1.0 and 2.7 to 1.0, respectively, relative to maximum threshold limits of 5.50 to 1.0 and 3.75 to 1.0. Given further deterioration of market conditions, decreased drilling activity, the deferral of well completions from customers, limitations on our ability to access the capital markets at a competitive cost to fund our capital expenditures and, on a limited scale, temporary production curtailments, we could have total leverage and senior secured leverage ratios that are higher than the levels prescribed in the applicable indebtedness agreements. Adverse developments in our areas of operation could materially adversely impact our financial condition, results of operations and cash flows.

COVID-19 Impact. We are closely monitoring the impact of the outbreak of COVID-19 on all aspects of our business, including how it will impact our liquidity and capital resources. Considering the current commodity price backdrop and COVID-19 pandemic, we have collaborated extensively with our customer base over the past several months. Given continued volatility in market conditions since March 2020 and based on recently updated production forecasts and revised 2020 development plans from our customers, we currently expect our 2020 results to be affected by decreased drilling activity, the deferral of well completions from customers and, on a limited scale, temporary production curtailments predominantly in the Williston Basin, DJ Basin and Utica Shale reportable segments. For example, beginning in June 2020, in the Utica Shale, a customer curtailed in excess of 150 MMcf/d of production which impacted volume throughput across our gathering system and the financial results of that segment through the middle of the third quarter of 2020, when more favorable natural gas prices returned and that customer reversed that particular production curtailment.  We also recently amended gathering contracts with two key Williston Basin customers to extend the terms of the gathering agreement acreage dedications, in exchange for a modest gathering fee concession. We expect 2020 total capital expenditures to range from $55 million to $65 million.

As we cannot predict the duration or scope of the COVID-19 pandemic and its impact on our customers and suppliers, the potential negative financial impact to our results cannot be reasonably estimated but could be material. We are actively managing the business to maintain cash flow and we have sufficient available liquidity. We believe that these factors will allow us to meet our anticipated funding requirements.

Capital Markets Activity

We had no capital markets activity resulting in new capital issuances during the nine months ended September 30, 2020. For additional information, see the "Liquidity and Capital Resources—Capital Markets Activity" section of MD&A included in the 2019 Annual Report.

Revolving Credit Facility. We have a $1.25 billion senior secured Revolving Credit Facility that matures in May 2022. As of September 30, 2020, the outstanding balance of the Revolving Credit Facility was $808.5 million and the unused portion totaled $437.4 million, after giving effect to the issuance thereunder of a $4.1 million outstanding but undrawn irrevocable standby letter of credit. Based on covenant limits, our available borrowing capacity under the Revolving Credit Facility as of September 30, 2020 was approximately $191 million. There were no defaults or events of default during the nine months ended September 30, 2020, and, as of September 30, 2020, we were in compliance with the financial covenants in the Revolving Credit Facility.

Open Market Repurchases of Senior Notes. During the nine months ended September 30, 2020, the Partnership made Open Market Repurchases that resulted in the extinguishment of $32.4 million face value of the outstanding 2022 Senior Notes and $106.2 million face value of the 2025 Senior Notes. Total cash consideration paid to complete the Open Market Repurchases totaled $82.9 million and the Partnership recognized a $56.2 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

Tender Offers. In September 2020, the Co-Issuers completed the Tender Offers to purchase a portion of the 2022 and 2025 Senior Notes. Upon concluding the Tender Offers, the Partnership repurchased $33.5 million principal amount of the 2022 Senior Notes and $38.7 million principal amount of the 2025 Senior Notes. Total cash consideration paid to complete the Tender Offers totaled $48.7 million and the Partnership recognized a $23.3 million gain on the extinguishment of debt during the nine months ended September 30, 2020.

 ECP Loans. On August 7, 2020, we repaid all amounts outstanding under the ECP Loans which included $35 million of principal and $0.6 million of accrued interest. The ECP Loan repayment was financed in full with borrowings under our Revolving Credit Facility. We repaid the ECP Loans in order to eliminate certain restrictive covenants associated with the credit agreement and to take advantage of more favorable terms under the Revolving Credit Facility.

For additional information on our long-term debt, see Note 8 – Debt.

LIBOR Transition

LIBOR is the basic rate of interest widely used as a reference for setting the interest rates on loans globally. In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index, the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities. We are evaluating the potential impact of the eventual replacement of the LIBOR benchmark interest rate, however, we are not able to predict whether LIBOR will cease to be available after 2021, whether SOFR will become a widely accepted benchmark in place of LIBOR, or what the impact of such a possible transition to SOFR may be on our business, financial condition and results of operations.

We will need to renegotiate our Revolving Credit Facility to determine the interest rate to replace LIBOR with the new standard that is established. The potential effect of any such event on interest expense cannot yet be determined.

Cash Flows

The components of the net change in cash and cash equivalents were as follows:

	Nine months ended September 30,
	2020	2019
	(In thousands)
Net cash provided by operating activities	$146,758	$127,617
Net cash used in investing activities	(124,898)	(65,287)
Net cash provided by (used in) financing activities	(8,486)	(68,277)
Net change in cash, cash equivalents and restricted cash	$13,374	$(5,947)

Operating activities. Cash flows from operating activities for the nine months ended September 30, 2020 primarily reflected:

•	a $12.5 million increase in accounts receivable related to the timing of invoicing and cash collections;
•	a $5.5 million increase in deferred revenue for cash receipts not yet recognized as revenue;
•	a $10.8 million decrease in accrued expenses primarily due to the timing of accrued payment obligations; and
•	other changes in working capital.

Investing activities. Cash flows used in investing activities during the nine months ended September 30, 2020 primarily reflected:

•	$92.1 million for investments in the Double E joint venture relating to the Double E Project; and
•	$35.3 million of capital expenditures primarily attributable to the DJ Basin of $11.3 million, the Williston Basin of $8.4 million and Summit Permian of $6.3 million.

Cash flows used in investing activities during the nine months ended September 30, 2019 primarily reflected:

•

$151.7 million of capital expenditures primarily attributable to the ongoing development of the DJ Basin of $66.8 million, Summit Permian of $43.4 million, the Williston Basin of $20.3 million and Corporate and Other, which includes $15.4 million of capital expenditures relating to the Double E Project;

•	$89.5 million of net proceeds from the Tioga Midstream sale;
•	$7.3 million for a distribution from an equity method investment; and
•	$11.3 million for an investment in an equity method investee.

Financing activities. Cash flows used in financing activities during the nine months ended September 30, 2020 primarily reflected:

•	$165.5 million of borrowings under our Revolving Credit Facility;
•	$48.7 million of net proceeds from the issuance of Subsidiary Series A Preferred Units;
•	$35.0 million of net borrowings under ECP Loans;
•	$82.8 million for Open Market Repurchases;
•	$48.7 million for Tender Offers;
•	$41.8 million to purchase common units in the GP Buy-In Transaction;
•	$35.0 million for the repayment of ECP Loans;
•	$34.0 million for repayments under our Revolving Credit Facility;
•	$6.3 million for repayments on the SMPH Term Loan; and
•	$6.0 million of distributions to noncontrolling interest SMLP unitholders.

Cash flows used in financing activities during the nine months ended September 30, 2019 primarily reflected:

•	$149.7 million of distributions; and
•	$126.0 million of borrowings under our Revolving Credit Facility; and
•	$131.0 million for repayments under our Revolving Credit Facility.

Contractual Obligations Update

Double E Project

We are leading the development, permitting and construction of the Double E Project and will operate the pipeline upon its commissioning. At our current 70% interest, we estimate that our share of the capital expenditures required to develop the Double E Project will total approximately $300 million. Assuming timely receipt of the required regulatory approvals and no material delays in construction, we expect that the Double E Project will be placed into service in the fourth quarter of 2021.

Capital Requirements

Our business is capital intensive, requiring significant investment for the maintenance of existing gathering systems and the acquisition or construction and development of new gathering systems and other midstream assets and facilities. Our Partnership Agreement requires that we categorize our capital expenditures as either:

•

maintenance capital expenditures, which are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity; or

•

expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

For the nine months ended September 30, 2020, cash paid for capital expenditures totaled $35.3 million and included $11.0 million of maintenance capital expenditures. For the nine months ended September 30, 2020, there were no contributions to Ohio Gathering and we contributed $92.1 million to Double E (see Note 6 – Equity Method Investments).

We rely primarily on internally generated cash flow as well as external financing sources, including commercial bank borrowings and the issuance of debt, equity and preferred equity securities, and proceeds from potential asset divestitures to fund our capital expenditures. We believe that our Revolving Credit Facility, together with internally generated cash flow and access to debt or equity capital markets, will be adequate to finance our business for the foreseeable future without adversely impacting our liquidity.

Considering the current commodity price backdrop and COVID-19 pandemic, we will remain disciplined with respect to future capital expenditures, which will be primarily concentrated on the Double E Project and accretive expansions of our existing systems in our Core Focus Areas. We continue to advance our financing plans for our equity interest in Double E, which we intend to be credit positive to SMLP. We are currently targeting a financing structure that limits additional cash investments made by SMLP beyond 2020, and which shifts a substantial majority of our Double E capital commitments to third parties.

There are a number of risks and uncertainties that could cause our current expectations to change, including, but not limited to, (i) the ability to reach agreements with third parties; (ii) prevailing conditions and outlook in the natural gas, crude oil and natural gas liquids industries and markets and (iii) our ability to obtain financing from commercial banks, the capital markets, or other financing sources.

Credit and Counterparty Concentration Risks

We examine the creditworthiness of counterparties to whom we extend credit and manage our exposure to credit risk through credit analysis, credit approval, credit limits and monitoring procedures, and for certain transactions, we may request letters of credit, prepayments or guarantees.

Certain of our customers may be temporarily unable to meet their current obligations. While this may cause disruption to cash flows, we believe that we are properly positioned to deal with the potential disruption because the vast majority of our gathering assets are strategically positioned at the beginning of the midstream value chain. The majority of our infrastructure is connected directly to our customers’ wellheads and pad sites, which means our gathering systems are typically the first third-party infrastructure through which our customers’ commodities flow and, in many cases, the only way for our customers to get their production to market.

We have exposure due to nonperformance under our MVC contracts whereby a potential customer, does not have the wherewithal to make its MVC shortfall payments when they become due. We typically receive payment for all prior-year MVC shortfall billings in the quarter immediately following billing. Therefore, our exposure to risk of nonperformance is limited to and accumulates during the current year-to-date contracted measurement period.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of or during the nine months ended September 30, 2020.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP. These principles are established by the FASB. We employ methods, estimates and assumptions based on currently available information when recording transactions resulting from business operations. There have been no changes to our significant accounting policies since December 31, 2019.

Forward-Looking Statements

Investors are cautioned that certain statements contained in this report as well as in periodic press releases and certain oral statements made by our officers and employees during our presentations are “forward-looking” statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions, or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries are also forward-looking statements. These forward-looking statements involve various risks and uncertainties, including, but not limited to, those described in Item 1A. Risk Factors included in this report.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team. All forward-looking statements in this report and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this paragraph. These risks and uncertainties include, among others:

•	our decision whether to pay, or our ability to grow, our cash distributions;
•	fluctuations in natural gas, NGLs and crude oil prices, including as of a result of political or economic measures taken by various countries or OPEC;
•	the extent and success of our customers' drilling efforts, as well as the quantity of natural gas, crude oil and produced water volumes produced within proximity of our assets;
•	the current and potential future impact of the COVID-19 pandemic on our business, results of operations, financial position or cash flows;
•	failure or delays by our customers in achieving expected production in their natural gas, crude oil and produced water projects;
•	competitive conditions in our industry and their impact on our ability to connect hydrocarbon supplies to our gathering and processing assets or systems;
•

actions or inactions taken or nonperformance by third parties, including suppliers, contractors, operators, processors, transporters and customers, including the inability or failure of our shipper customers to meet their financial obligations under our gathering agreements and our ability to enforce the terms and conditions of certain of our gathering agreements in the event of a bankruptcy of one or more of our customers;

•

our ability to divest of certain of our assets or joint ventures to third parties on attractive terms, which is subject to a number of factors, including prevailing conditions and outlook in the natural gas, NGL and crude oil industries and markets;

•	the effectiveness of the Reverse Unit Split for regaining and maintaining compliance with the continued listing standards of the NYSE;
•	the ability to attract and retain key management personnel;
•	commercial bank and capital market conditions and the potential impact of changes or disruptions in the credit and/or capital markets;
•	changes in the availability and cost of capital and the results of our financing efforts, including availability of funds in the credit and/or capital markets;
•	restrictions placed on us by the agreements governing our debt and preferred equity instruments;
•	the availability, terms and cost of downstream transportation and processing services;
•	natural disasters, accidents, weather-related delays, casualty losses and other matters beyond our control;
•	operational risks and hazards inherent in the gathering, compression, treating and/or processing of natural gas, crude oil and produced water;
•	weather conditions and terrain in certain areas in which we operate;
•	any other issues that can result in deficiencies in the design, installation or operation of our gathering, compression, treating and processing facilities;
•

timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and rights-of-way and other factors that may impact our ability to complete projects within budget and on schedule;

•

our ability to finance our obligations related to capital expenditures, including through opportunistic asset divestitures or joint ventures and the impact any such divestitures or joint ventures could have on our results;

•

the effects of existing and future laws and governmental regulations, including environmental, safety and climate change requirements and federal, state and local restrictions or requirements applicable to oil and/or gas drilling, production or transportation;

•	the ability to meet obligations under the SMPH Term Loan;
•	changes in tax status;
•	the effects of litigation;
•	changes in general economic conditions; and
•	certain factors discussed elsewhere in this report.

Developments in any of these areas could cause actual results to differ materially from those anticipated or projected or cause a significant reduction in the market price of our common units, preferred units and senior notes.

The foregoing list of risks and uncertainties may not contain all of the risks and uncertainties that could affect us. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this document may not in fact occur. Accordingly, undue reliance should not be placed on these statements. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our current interest rate risk exposure is largely related to our debt portfolio. As of September 30, 2020, we had approximately $589.1 million principal of fixed-rate Senior Notes, $808.5 million outstanding under our variable rate Revolving Credit Facility and $155.2 million principal of variable rate debt on the SMPH Term Loan (see Note 8 - Debt). While existing fixed-rate debt mitigates the downside impact of fluctuations in interest rates, future issuances of long-term debt could be impacted by increases in interest rates, which could result in higher overall interest costs. In addition, the borrowings under our Revolving Credit Facility, which have a variable interest rate, also expose us to the risk of increasing interest rates. Our current interest rate risk exposure has not changed materially since December 31, 2019. For additional information, see the "Interest Rate Risk" section included in Item 7A. Quantitative and Qualitative Disclosures About Market Risk of the 2019 Annual Report.

Commodity Price Risk

We currently generate a majority of our revenues pursuant to primarily long-term and fee-based gathering agreements, some of which include MVCs and most of which include areas of mutual interest. Our direct commodity price exposure relates to (i) the sale of physical natural gas and/or NGLs purchased under percentage-of-proceeds and other processing arrangements with certain of our customers on the Bison Midstream, Grand River and Summit Permian systems, (ii) the sale of natural gas we retain from certain DFW Midstream customers and (iii) the sale of condensate we retain from our gathering services at Grand River. Our gathering agreements with certain DFW Midstream customers permit us to retain a certain quantity of natural gas that we sell to offset the power costs we incur to operate our electric-drive compression assets. Our gathering agreements with our Grand River customers permit us to retain condensate volumes from the Grand River system gathering lines. We manage our direct exposure to natural gas and power prices through the use of forward power purchase contracts with wholesale power providers that require us to purchase a fixed quantity of power at a fixed heat rate based on prevailing natural gas prices on the Henry Hub Index. We sell retainage natural gas at prices that are based on the Atmos Zone 3 Index. By basing the power prices on a system and basin-relevant market, like the Henry Hub Index, we are able to closely associate the relationship between the compression electricity expense and natural gas retainage sales. We do not enter into risk management contracts for speculative purposes. Our current commodity price risk exposure has not changed materially since December 31, 2019. For additional information, see the "Commodity Price Risk" section included in Item 7A. Quantitative and Qualitative Disclosures About Market Risk of the 2019 Annual Report.

Item 4. Controls and Procedures.

Under the direction of our General Partner's Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that (i) our disclosure controls and procedures were effective as of September 30, 2020 and (ii) no change in internal control over financial reporting occurred during the quarter ended September 30, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any significant legal or governmental proceedings. In addition, we are not aware of any significant legal or governmental proceedings contemplated to be brought against us, under the various environmental protection statutes to which we are subject, except as noted in Note 14 – Commitments and Contingencies and in the 2019 Annual Report, which is incorporated herein by reference.

Item 1A. Risk Factors.

The risk factors contained in the Item 1A. Risk Factors of the 2019 Annual Report, the Item 1A. Risk Factors of our quarterly report on Form 10-Q for the three months ended March 31, 2020, as filed with the SEC on May 8, 2020, and the Item 1A. Risk Factors of our quarterly report on Form 10-Q for the three months ended June 30, 2020, as filed with the SEC on August 7, 2020 are incorporated herein by reference except to the extent they address risks arising from or relating to the failure of events described therein to occur, which events have since occurred.

Risks Relating to COVID-19

The COVID-19 pandemic, coupled with other current pressures on oil and gas prices resulting from the OPEC price war, has had, and is expected to continue to have, an adverse impact on our business, results of operations, financial position and cash flows.

The ongoing coronavirus (COVID-19) outbreak continues to be a rapidly evolving situation. As of November 3, 2020, the CDC had recorded over 9.2 million cases in the United States and over 230,000 deaths, and the pandemic has resulted in a massive increase in the U.S. unemployment rate. The pandemic has resulted in widespread adverse impacts on the global economy and on our business, including our customers, employees, supply chain, and distribution network. We are currently unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, changes in the severity of the pandemic, countermeasures taken by governments, businesses and individuals to slow the spread of the pandemic, and the ability of pharmaceutical companies to develop effective and safe vaccines and therapeutic drugs. Furthermore, the impacts of a potential worsening of global economic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

In response to the COVID-19 pandemic, we have modified our business practices, including restricting employee travel, modifying employee work locations, implementing social distancing and enhancing sanitary measures in our facilities. Many of our suppliers, vendors and service providers have made similar modifications. The resources available to employees working remotely may not enable them to maintain the same level of productivity and efficiency, and these and other employees may face additional demands on their time. Our increased reliance on remote access to our information systems increases our exposure to potential cybersecurity breaches. We may take further actions as government authorities require or recommend or as we determine to be in the best interests of our employees, customers, partners and suppliers. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, in which case our employees may become sick, our ability to perform critical functions could be harmed, and we may be unable to respond to the needs of our business. The resumption of normal business operations after such interruptions may be delayed or constrained by lingering effects of COVID-19 on our suppliers, third-party service providers, and/or customers.

In the midst of the ongoing COVID-19 pandemic, oil prices declined significantly due to potential increases in supply emanating from a disagreement on production cuts among members of OPEC and certain non-OPEC, oil-producing countries and subsequent hydrocarbon commodity price declines. The resulting supply and demand imbalance is having disruptive impacts on the oil and natural gas exploration and production industry and on other industries that serve exploration and production companies. For example, we have experienced a $5.2 million decrease in gathering services and related fees in the Williston Basin primarily due to lower liquids throughput associated in part with a decrease in demand resulting from the COVID-19 pandemic. These industry conditions, coupled with those resulting from the COVID-19 pandemic, could lead to significant global economic contraction generally and in our industry in particular. Although OPEC agreed in April to cut production, extend cuts again in June and cut its long-term forecast for oil demand growth in October, there is no assurance that the agreement will continue to be observed by its members, and the responses of oil and gas producers to the lower demand for, and price of, natural gas, NGLs and crude oil are constantly evolving and remain uncertain. After increasing supply through the summer of 2020, certain OPEC members recently announced price cuts for October, potentially signaling continued pressure on demand. Such responses could cause our pipelines and storage tanks to reach capacity, thereby forcing producers to experience shut-ins or look to alternative methods of transportation for their products. In addition, the dramatic decrease in oil and gas prices could have substantial negative implications for our revenue sources that are related to or underpinned by commodity prices. As a result, these factors could have a material adverse effect on our business, future results of operations, financial position or cash flows. At this point, we cannot accurately predict what effects current market conditions due to the COVID-19 pandemic and failed OPEC negotiations will have on our business, which will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the extent and overall economic effects of the governmental response to the pandemic.

The impact of COVID-19 and the OPEC price war may also exacerbate other risks discussed in Item 1A of the 2019 Annual Report, any of which could have a material effect on us. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

Risks Related to Our Business

If we cannot meet the continued listing requirements of the NYSE, the NYSE may delist our common units, which would have an adverse impact on the trading volume, liquidity and market price of our common units.

We received a formal notice from the NYSE on April 10, 2020 indicating noncompliance with the continued listing standard set forth in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of our common units had fallen below $1.00 per unit over a period of 30 consecutive trading days, which is the minimum average unit price for continued listing on the NYSE. We have until December 19, 2020 to regain compliance with the minimum unit price requirement, with the possibility of extension at the discretion of the NYSE. In order to regain compliance, on the last trading day in any calendar month during the cure period, the common units must have: (i) a closing price of at least $1.00 per unit and (ii) an average closing price of at least $1.00 per unit over the 30 trading day period ending on the last trading day of such month. On October 15, 2020 the Board approved a 1-for-15 reverse split of the Partnership’s common units, effective as of 6:01 p.m., New York City time, on November 9, 2020 in order to, among other things, increase the per-unit trading price of the Partnership’s common units to satisfy the $1.00 minimum bid price requirement for continued listing on the NYSE.

If we fail to regain compliance with Section 802.01C of the NYSE Listed Company Manual by the end of the cure period, the common units will be subject to the NYSE’s suspension and delisting procedures. If the common units ultimately were to be delisted for any reason, it could negatively impact us as it would likely reduce the liquidity and market price of the common units, reduce the number of investors willing to hold or acquire the common units and negatively impact our ability to access equity markets and obtain financing.

Our Series A Preferred Units have rights, preferences and privileges that are not held by, and are preferential to the rights of, holders of our common units.

The Series A Preferred Units rank senior to our common units with respect to distribution rights and rights upon liquidation. These preferences could adversely affect the market price for our common units or could make it more difficult for us to sell our common units in the future.

In addition, (i) prior to December 15, 2022, distributions on the Series A Preferred Units accumulate and are cumulative at the rate of 9.50% per annum of $1,000, the liquidation preference of the Series A Preferred Units and (ii) on and after December 15, 2022, distributions on the Series A Preferred Units will accumulate for each distribution period at a percentage of $1,000 equal to the three-month LIBOR plus a spread of 7.43%. On May 3,

2020, we announced the suspension of distributions payable on both our common units and our Series A Preferred Units. We did not make a distribution on our common units with respect to the first quarter of 2020, nor did we make a distribution on our Series A Preferred Units on June 15, 2020. As of October 30, 2020, the amount of accrued and unpaid distributions on the Series A Preferred Units was $19.7 million. Unpaid distributions on the Series A Preferred Units will continue to accrue.

In addition, our Subsidiary Series A Preferred Units issued by Permian Holdco have priority over the common unitholders with respect to the cash flow from Permian Holdco. The distribution rate of the Subsidiary Series A Preferred Units is 7.00% per annum of the $1,000 issue amount per outstanding Subsidiary Series A Preferred Unit. Permian Holdco has the option to pay this distribution in-kind until the earlier of June 30, 2022 or the first full quarter following the date the Double E pipeline is placed in service.

Our obligation to pay distributions on our Series A Preferred Units and Permian Holdco’s obligation to pay the distributions on the Subsidiary Series A Preferred Units could impact our liquidity and reduce the amount of cash flow available for working capital, capital expenditures, growth opportunities, acquisitions, and other general partnership purposes. Our obligations to the holders of the Series A Preferred Units and Permian Holdco’s obligations to the holders of the Subsidiary Series A Preferred Units could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to an organization that is exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income (“UBTI”) and will be taxable to the exempt organization as UBTI on the exempt organization’s tax return in the year the exempt organization is allocated the income. Under the Tax Cuts and Jobs Act (the “Tax Reform Legislation”), an exempt organization is required to independently compute its UBTI from each separate unrelated trade or business which may prevent an exempt organization from utilizing losses we allocate to the organization against the organization’s UBTI from other sources and vice versa. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and applicable state tax returns and pay tax on their share of our taxable income.

Under the Tax Reform Legislation, if a unitholder sells or otherwise disposes of a common unit, the transferee is required to withhold 10.0% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferee but were not withheld. However, the U.S. Treasury and the IRS have suspended these rules for transfers of certain publicly traded partnership interests, including transfers of our common units, that occur before January 1, 2022. Under recently finalized Treasury Regulations, such withholding will be required on open market transactions, but in the case of a transfer made through a broker, a partner’s share of liabilities will be excluded from the amount realized. In addition, the obligation to withhold will be imposed on the broker instead of the transferee (and we will generally not be required to withhold from the transferee amounts that should have been withheld by the transferee but were not withheld). These withholding obligations will apply to transfers of our common units occurring on or after January 1, 2022.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit number		Description
3.1

Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 to SMLP’s Current Report on Form 8-K dated June 2, 2020 (Commission File No. 001-35666))

3.2

Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 to SMLP's Current Report on Form 8-K filed June 2, 2020 (Commission File No. 001-35666))

3.3

Certificate of Limited Partnership of Summit Midstream Partners, LP (Incorporated herein by reference to Exhibit 3.1 to SMLP's Form S-1 Registration Statement dated August 21, 2012 (Commission File No. 333-183466))

3.4		Certificate of Formation of Summit Midstream GP, LLC (Incorporated herein by reference to Exhibit 3.4 to SMLP's Form S-1 Registration Statement dated August 21, 2012 (Commission File No. 333-183466))
10.1

Amendment to Warrants to Purchase Common Units, dated August 7, 2020, by and among Summit Midstream Partners, LP, SMP TopCo, LLC and SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.11 to SMLP’s Quarterly Report on Form 10-Q dated August 7, 2020 (Commission File No. 001-34666))

10.2	***

Transaction Support Agreement, dated September 29, 2020, by and among Summit Midstream Partners Holdings, LLC, Summit Midstream Partners, LLC, Summit Midstream Partners, LP and the Initial Directing Lenders listed therein (Incorporated herein by reference to Exhibit 10.1 to SMLP’s Current Report on Form 8-K dated September 30, 2020 (Commission File No. 001-34666))

10.3	*	Separation and General Release Agreement, effective as of August 7, 2020, by and between Summit Midstream Partners, LP and Brock Degeyter
10.4	*	Employment Agreement, effective as of September 4, 2020, by and between Summit Midstream Partners, LP and James Johnston
22.1

Summit Midstream Partners, LP Subsidiary Issuers and Guarantors of Registered Securities (Incorporated herein by reference to Exhibit 22.1 to SMLP's Report on Form 10-Q filed May 8, 2020 (Commission File No. 001-35666)

31.1		Rule 13a-14(a)/15d-14(a) Certification, executed by Heath Deneke, President, Chief Executive Officer and Director
31.2		Rule 13a-14(a)/15d-14(a) Certification, executed by Marc D. Stratton, Executive Vice President and Chief Financial Officer
32.1

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), executed by Heath Deneke, President, Chief Executive Officer and Director, and Marc D. Stratton, Executive Vice President and Chief Financial Officer

101.INS	**	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	**	Inline XBRL Taxonomy Extension Schema
101.CAL	**	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	**	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	**	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	**	Inline XBRL Taxonomy Extension Presentation Linkbase
104	**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections. The financial information contained in the XBRL (eXtensible Business Reporting Language)-related documents is unaudited and unreviewed.

*** Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Partnership agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Summit Midstream Partners, LP

(Registrant)

By: Summit Midstream GP, LLC (its General Partner)

November 6, 2020	/s/ Marc D. Stratton

Marc D. Stratton, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 10.3

SEPARATION AND GENERAL RELEASE AGREEMENT

THIS SEPARATION AND GENERAL RELEASE AGREEMENT (this

“Agreement”) is made and entered into as of the Effective Date, defined in Section 5 below, by and between, Brock Degeyter, an individual (the “Executive”), and Summit Operating Services Company, LLC (the “Company”), as successor in interest to Summit Midstream Partners, LLC, a Delaware limited liability company. Executive and the Company may sometimes be  referenced herein individually as a “Party” or collectively as the “Parties.”

WHEREAS, Executive is employed by the Company pursuant to that certain Amended and Restated Employment Agreement, dated as of February 1, 2016, as amended by that certain Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 23, 2018 (together, the “Employment Agreement”);

WHEREAS, pursuant to the Summit Midstream Partners, LP 2012 Long-Term Incentive Plan (the “LTIP”), Executive is a party to the following Phantom Unit Agreements with Summit Midstream GP, LLC, the General Partner of Summit Midstream Partners LP: (1) that certain Phantom Unit Agreement dated March 15, 2018; (2) that certain Phantom Unit Agreement dated March 15, 2019; (3) that certain Phantom Unit Agreement dated November 15, 2019; and (4) that certain Phantom Unit Agreement dated March 23, 2020 (the “Phantom Unit Agreements”); and

WHEREAS, the Company is terminating Executive’s employment without Cause (as defined by the Employment Agreement) effective as of the Termination Date (as defined below), and the Parties have agreed to separate on the terms specified herein, including, specifically, Executive’s waiver of certain cash compensation in exchange for a release from certain continuing obligations owed to the Company and its parents, subsidiaries, and affiliates (collectively the “Company Group”) following the Termination Date.

NOW THEREFORE, in consideration of the recitals above and the mutual promises and obligations contained herein, and other good and valuable consideration, the receipt and sufficiency of which are expressly acknowledged, it is agreed as follows:

1.

Termination of Employment. Executive’s employment with the Company and all other members of the Company Group will terminate effective as of August 7, 2020 (the “Termination Date”). Executive hereby resigns from any officer positions held by Executive with any member of the Company Group. Executive’s separation is a “Separation from Service” with the Company within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder as of that date. Subject to applicable withholding for taxes and other authorized deductions, Executive will receive his final paycheck, including his regular pay and accrued vacation that remains unused through the Termination Date, within six (6) days of the Termination Date. Subject to his execution and non-revocation of this Agreement, Executive will also receive a portion of his Prorated Termination Bonus (as defined by the Employment Agreement), in accordance with Section 5(a) of the Employment Agreement within thirty (30) days after the Separation Date; provided, however, instead of the Prorated

Termination Bonus being calculated at target, the Prorated Termination Bonus will be calculated using fifty percent (50%) of target and then prorated based on the number of days of employment during 2020 (i.e., Executive’s Prorated Termination Bonus will be $114,207.65 (220/366 X$190,000)). Executive understands and agrees that, except as otherwise expressly provided by this Agreement, all regular salary, any bonus or incentive compensation, and any employee benefit and other benefits of employment (except for the right to accrued and unpaid amounts, including any unused vacation and paid time off, as of the Termination Date) terminate on the Termination Date, and Executive is giving up any additional right to employment, compensation, and/or benefits except as set forth in this Agreement. Executive expressly acknowledges that through this Agreement and the Release (as defined below) he is waiving any rights to (a) any Severance Payment under the Employment Agreement, (b) any right to the Retention Bonus under that certain Retention Bonus Agreement dated June 7, 2019 by and between Executive, Summit Midstream Partners, LLC, Summit Midstream GP, LLC, and Summit Midstream Partners, LP, and (c) any right to the Unvested Retention Component (described in Section 4 below).

2.

Expense Reimbursement. In accordance with Company policy, the Company will reimburse Executive for unpaid, reasonable travel and other business expenses, including, but not limited to, up to $12,000 for annual tax preparation services and ongoing tax advice, incurred by Executive through the Termination Date, if any, provided that Executive completes and submits to the Company an expense report (along with proper supporting documentation) within fourteen (14) days after the Termination Date. The Company will pay  any such expense reimbursement within 30 days of receipt of the approved expense report. Executive acknowledges and agrees that if Executive fails to timely submit an expense report, as outlined in this Section 2, Executive forfeits Executive’s right, if any, to reimbursement for reasonable business expenses.

3.

Cessation of Benefits.  Executive’s eligibility to participate in any of the Company’s employee benefit plans will cease on the Termination Date, though Executive’s coverage may continue through the last day of the month in which the Termination Date occurs in accordance with the terms of the applicable employee benefit plans. To the extent that Executive currently participates in any of the Company’s group health plans, Executive may be eligible for continuation of such coverage as provided for in the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”). Executive understands that COBRA continuation coverage, if any, will be at Executive’s expense, and requires timely and proper completion of the application form received from the COBRA administrative services provider; provided, however, that for the period ending on the 18-month anniversary of the Termination Date, Executive (or, if applicable, his qualifying beneficiary) shall be entitled to such coverage at an out-of-pocket premium cost that does not exceed the out-of-pocket premium cost applicable  to similarly situated active employees (and their eligible dependents) of the Company.

4.

Vesting of Unvested Phantom Units and DERs. As of the Termination Date, the Parties agree that pursuant to the terms of the LTIP and the Phantom Unit Agreements awarded to Executive, the Executive has the following aggregate unvested phantom units, dividend equivalent rights (“DERs”), and retention component: (a) 520,015 phantom units

(“Unvested Phantom Units”); (b) 520,015 DERs (“Unvested DERs”); and (c) retention component equal to $401,092 granted pursuant to that certain Phantom Unit Agreement dated March 23, 2020 (“Unvested Retention Component”) (together, the “Unvested Benefits”). In accordance with the Phantom Unit Agreements, in the event the Executive is terminated by the Company without Cause, the Unvested Benefits would become fully vested as of ther Termination Date; however, in exchange for the consideration provided by the Company in this Agreement, including, without limitation, pursuant to Section 5(a) below, Executive hereby waives his right to the Unvested Retention Component, which Executive agrees shall be immediately forfeited upon the Termination Date. As of the Termination Date, the Unvested Phantom Units and Unvested DERs will become fully vested, and Executive will receive cash or Units, as appropriate, in accordance with the terms of the LTIP, the Phantom Unit Agreements (as amended by the Amendment). Executive acknowledges he never filed any elections to defer under the Phantom Unit Agreements. Other than as set forth in this Section 4, Executive hereby waives any and all rights to additional benefits from the LTIP and the Phantom Unit Agreements, including, without limitation, any right to the Unvested Retention Component. Executive further agrees he is not entitled to any other compensation or benefit under any plan, program or agreement with the Company or any other member of the Company Group, or their respective predecessors, except as set forth and referenced in this Agreement.

5.	Post-Employment Continuing Obligations.

(a)	Noncompetition. The Company hereby waives Executive’s restrictions under Section 7(a) of the Employment Agreement.

(b)

Other Post-Employment Obligations. Executive acknowledges and agrees that, from and after the Termination Date, he shall remain subject to and bound by all of his other continuing obligations to the Company Group, including, without limitation, those set forth in the Employment Agreement (other than Section 7(a) and, to the extent modified by the following sentence, Section 7(b)). Notwithstanding anything to the contrary expressed or implied in this Agreement or the Employment Agreement, the Company hereby waives Executive’s restrictions under Section 7(b) of the Employment Agreement but only insofar as they relate to Executive’s executive assistant.

(c)

The Parties hereto expressly acknowledge and agree that the Indemnification and expense advancement provisions contained in Section 9 of the Employment Agreement shall survive, notwithstanding Executive’s Separation from Service, for a period of five years from the Termination Date, or the maximum applicable statute of limitations under the laws of the relevant jurisdiction, whichever is longer.

6.

General Release.    In exchange for the consideration received pursuant  to this Agreement, including as set forth in Sections 1, 4, and 5, concurrently with his execution of this Agreement, Executive shall execute the release in the form attached hereto as Exhibit A (the “Release”). Notwithstanding the foregoing, the Company hereby acknowledges and agrees that the Executive’s vested Class B Membership Interests in Summit Midstream Management, LLC are not affected or limited by the release provided in this Agreement. Executive is hereby granted twenty-one (21) days from his receipt of this Agreement to sign the Agreement and the Release. Executive acknowledges and agrees that in no case shall he sign this Agreement and  the Release prior to the Termination Date. The “Effective Date” of this Agreement shall be the eighth day after the date of Executive’s execution of the Release, provided it is not revoked as permitted by the Release.

7.

No Assignment.    Executive  represents  and  warrants  that  Executive has made no assignment or other transfer, and covenants that Executive will make no assignment or other transfer, of any interest in any claim which Executive may have against the Company or any of the other Releasees (as defined in the Release).

8.

Protected Disclosures. Executive  acknowledges  and  agrees  that nothing in this Agreement (a) prevents Executive from providing information to or filing a report, charge or complaint, including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission (“EEOC”), Department of Labor (“DOL”), National Labor Relations Board (“NLRB”), Securities and Exchange Commission (“SEC”) or any other governmental agency, or from participating in any investigation or proceeding conducted by any such governmental agency, or (b) imposes any condition precedent (such as prior notice to the Company), any penalty, or any other restriction or limitation adversely affecting Executive’s rights regarding any governmental agency disclosure, report, claim or investigation; provided, however, that Executive shall not be entitled to recover any individual monetary relief or other individual remedies in any action brought by any such governmental agency or otherwise against the Company on Executive’s behalf. The foregoing  notwithstanding, this Agreement does not limit Executive’s right to receive an award for information provided under any SEC program.

9.

Non-Disparagement.Subject to Section 8, as a material inducement to the Company to enter into this Agreement, Executive agrees that Executive will not defame or disparage any member of the Company Group or their respective officers, directors, trustees or employees, publicly or privately.

10.

Post-Employment Cooperation. Upon the Company’s  request, Executive agrees to make himself reasonably available to respond to periodic requests for information or assistance relating to the Company Group or any of their predecessors or Executive’s employment, which may be within Executive’s knowledge. Following the Termination Date, Executive further agrees to provide truthful testimony and information and to otherwise reasonably cooperate with the Company in connection with any and all existing, potential, or future claims, litigation, or investigations, whether administrative, civil, or criminal in nature, with respect to such matters as were within Executive’s knowledge during his employment with the Company and its predecessor. Executive agrees, unless precluded by law, to promptly inform the Company if the Executive is asked to assist in any investigation (whether governmental or otherwise) of any member of the Company or any of their predecessors, regardless of whether a lawsuit has been filed with respect to such investigation.

11.

No Admission of Liability. This Agreement and compliance with this Agreement shall not be construed as an admission by the Company or any other Releasee (as defined in the Release) of any liability whatsoever, or as an admission by the Company or any other Releasee of any violation of the rights of Executive or any other person, or any violation of any order, law, statute, duty or contract.

12.

Attorneys’ Fees. The Company shall bear each Party’s fees  in  connection with the negotiation and preparation of this Agreement. In the event of any dispute arising out of or relating to a Party’s performance or nonperformance of its obligations under this Agreement, the prevailing party shall be entitled to seek attorneys’ fees, costs and expenses actually incurred in connection with any action brought to resolve the dispute.

13.

No Presumption Against Drafter. Executive and the Company understand that this Agreement is deemed to have been drafted jointly by the Parties. Any uncertainty or ambiguity shall not be construed for or against any Party based on attribution of drafting to any Party.

14.

Entire Agreement. Executive and the Company agree that this Agreement, together with the Release, the Employment Agreement, the Plan, and the Phantom Unit Agreements, represent the entire agreement and understanding between the Parties with respect to Executive’s separation from the Company. Executive and the Company acknowledge that each of them is relying solely upon the contents of this Agreement, the Release, the Employment Agreement, the Plan, and the Phantom Unit Agreements with respect to Executive’s separation from the Company, and that Executive and the Company are not relying on any other representations or statements whatsoever of the other as an inducement to enter into this Agreement. No change to or modification of this Agreement shall be valid or binding unless it is in writing and signed by Executive and a duly authorized representative of the Company.

15.	Counterparts.This Agreement may be executed in separate counterparts, each of which shall be deemed to be an original, but each of which together will constitute one and the same Agreement.

16.

Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of Delaware, without reference to the principles of conflicts of law of Delaware or any other jurisdiction, and where applicable, the laws of the United States.

IN WITNESS WHEREOF, this Agreement is executed by the Parties hereto as of the date indicated by the signature.

Brock Degeyter

DATED:__________________      ___________________________

Summit Operating Services Company, LLC

DATED:__________________       ___________________________

By:_____________________

Its:_____________________

Exhibit A Form of Release

Brock  Degeyter  (the  “Executive”)  agrees  for  the  Executive,  the  Executive’s spouse and child or children (if any), the Executive’s heirs, beneficiaries, devisees, executors, administrators, attorneys, personal representatives, successors and assigns, hereby forever to release, discharge, and covenant not to sue Summit Operating Services Company, LLC (the “Company”), and any of its past, present, or future parent, affiliated, related, predecessor, and/or subsidiary entities, and all of the past and present directors, shareholders, officers, general or limited partners, employees, agents, and attorneys, and agents and representatives of such entities, and employee benefit plans in which the Executive is or has been a participant by virtue of his employment with the Company (collectively, the “Releasees”), from any and all claims, debts, demands, accounts, judgments, rights, causes of action, equitable relief, damages, costs, charges, complaints, obligations, promises, agreements, controversies, suits, expenses, compensation, responsibility and liability of every kind and character whatsoever (including attorneys’ fees and costs), whether in law or equity, known or unknown, asserted or unasserted, suspected or unsuspected, which the Executive has or may have had against such Releasees based on any events or circumstances arising or occurring on or prior to the date this release (the “Release”) is executed, arising directly or indirectly out of, relating to, or in any other way involving in any manner whatsoever, (a) the Executive’s employment with the Company or any of the Releasees or the termination thereof, (b) any express or implied contract (whether written or oral), including, without limitation, under any agreement, letter, or representation relating to the terms and conditions of Executive’s employment, which may have been alleged to exist between Executive and the Company or any other Releasee, or (c) the Executive’s status at any time as a holder of any securities of the Company, and any and all claims arising under federal, state, or local laws relating to employment, or securities, including without limitation claims of wrongful discharge, breach of express or implied contract, fraud, misrepresentation, defamation, or liability in tort, claims of any kind that may be brought in any court or administrative agency, any claims arising under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, the Family and Medical Leave Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, and similar state or local statutes, ordinances, and regulations; provided, however, notwithstanding anything to the contrary set forth herein, that this Release shall not extend to (i) benefit claims under employee pension or welfare benefit plans in which the Executive is a participant by virtue of his employment with the Company or its subsidiaries, (ii) any rights under that certain Amended and Restated Employment Agreement, dated as of February 1, 2016, as amended by that certain Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 23, 2018 (the “Employment Agreement”), with the exception of any claim to any Severance Payment under the Employment Agreement, all such rights being waived and released by this Release, (iii) any rights of indemnification the Executive may have under any written agreement between the Executive and the Company (or its affiliates), the Company’s Certificate of Incorporation, its LLC Agreement, the LP Agreement for Summit Midstream Partners, LP, the General Corporation Law of the State of Delaware, any applicable statute or common law, or pursuant to any applicable insurance policy, (iv) unemployment compensation, (v) contractual rights to vested equity awards, (vi) COBRA benefits and (viii) any rights that may not be waived as a matter of law. In addition, the Company hereby acknowledges and agrees that the Executive’s vested Class B Membership Interests in Summit Midstream Management, LLC are not affected or limited by this Release.

The Executive understands that this Release includes a release of claims arising under the Age Discrimination in Employment Act (ADEA). Executive does not waive rights or claims that may arise after the date this Release is executed by Executive, and Executive waives rights or claims only in exchange for consideration in addition to anything of value to which Executive is already entitled. The Executive understands and warrants that he has been given a period of 21 days to review and consider this Release. The Executive further warrants that he understands that he may use as much or all of his 21-day period as he wishes before signing, and warrants that he has done so. The Executive further warrants that he understands that, with respect to the release of age discrimination claims only, he/ has a period of seven days after executing on the second signature line below to revoke the release of age discrimination claims by notice in writing to the Company.

The Executive is hereby advised to consult with an attorney prior to executing this Release. By his signature below, the Executive warrants that he has had the opportunity to do so and to be fully and fairly advised by that legal counsel as to the terms of this Release.

ACKNOWLEDGEMENT AND AGREEMENT TO RELEASE (AS TO ALL CLAIMS OTHER THAN AGE DISCRIMINATION CLAIMS)

The undersigned, having had full opportunity to review this Release with counsel of his choosing, signifies his agreement to the terms of this Release (other than as it relates to age discrimination claims) by his signature below.

________________________________                                                      ______________________

Brock Degeyter                                                                                            Date

ACKNOWLEDGEMENT AND AGREEMENT TO RELEASE (AGE DISCRIMINATION CLAIMS)

The undersigned, having had full opportunity to review this Release with counsel of his choosing, signifies his agreement to the terms of this Release (as it relates to age discrimination claims) by his signature below.

________________________________                                                         _______________________

Brock Degeyter                                                                                         Date

EXHIBIT 10.4

Employment Agreement

This Employment Agreement (the “Agreement”), effective September 4, 2020 (the “Effective Date”), is made by and between James Johnston (the “Executive”) and Summit Operating Services Company, LLC (together with any of its subsidiaries and affiliates as may employ the Executive from time to time, and any successor(s) thereto, the “Company”).

RECITALS

1.The Company desires to assure itself of the services of the Executive by engaging the Executive to perform services under the terms hereof.

2.The Executive desires to provide services to the Company on the terms herein provided.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below the parties hereto agree as follows:

1.	Certain Definitions.

(a)	“AAA” shall have the meaning set forth in Section 18.

(b)

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person where “control” shall have the meaning given such term under Rule 405 of the Securities Act of 1933, as amended from time to time.

(c)	“Agreement” shall have the meaning set forth in the preamble hereto.

(d)	“Annual Base Salary” shall have the meaning set forth in Section 3(a).

(e)	“Annual Bonus” shall have the meaning set forth in Section 3(b).

(f)

“Annual LTIP Target” means the annual grant-date LTIP target award value, which value may vary in the Board’s discretion based on Executive’s or the Company’s performance prior to each annual LTIP grant.

(g)	“Board” shall mean the Board of Managers of the General Partner, or any successor governing body of the Partnership.
(h)

The Company shall have “Cause” to terminate the Executive’s employment hereunder upon: (i) the Executive’s willful failure to substantially perform the duties set forth herein (other than any such failure resulting from the Executive’s Disability); (ii) the Executive’s willful failure to carry out, or comply with, in any material respect any lawful directive of the Board; (iii) the Executive’s commission at any time of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) the Executive’s unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises or while performing the Executive’s duties and responsibilities hereunder; (v) the Executive’s commission at any time of any act of fraud, embezzlement, misappropriation, material misconduct, conversion of assets of the Company, or breach of fiduciary duty against the Company (or any predecessor thereto or successor thereof); or (vi) the Executive’s material breach of this Agreement, or other agreements with the Company (including, without limitation, any breach of the restrictive covenants of any such agreement).

(i)

“Change in Control” shall mean: (i) any “person” or “group” within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act shall become the beneficial owners, by way of merger, acquisition, consolidation, recapitalization, reorganization or otherwise, of fifty percent (50%) or more of the combined voting power of the equity interests in the General Partner or the Partnership; (ii) the limited partners of the Partnership approve, in one or a series of transactions, a plan of complete liquidation of the Partnership, (iii) the sale or other disposition by the General Partner or the Partnership of all or substantially all of the Partnership’s assets in one or more transactions to any Person other than the Company, the General Partner, or the Partnership; or (iv) a transaction resulting in a Person other than the Company, the General Partner, or any of their respective Affiliates (as determined immediately prior to the consummation of any such transaction) being the sole general partner of the Partnership. Notwithstanding  any of the foregoing, or anything to the contrary expressed or implied by any other provision of this Agreement, in no event shall a “Change in Control” result from a mutually agreed transaction or out-of-court settlement between the parties, or a voluntary or involuntary foreclosure, reorganization, bankruptcy or similar judicial proceeding, the result of which is that certain equity interests in the General Partner or the Partnership that are pledged to the lenders as collateral to secure Summit Midstream Partners Holdings, LLC’s obligations under the Term Loan (as defined below) are transferred to one or more of such lenders in full and final satisfaction of the term loan obligations.

(j)	“Code” shall mean the Internal Revenue Code of 1986, as amended.

(k)	“Company” shall, except as otherwise provided in Section 7(i), have the meaning set forth in the preamble hereto.

(l)	“Compensation Committee” shall mean the Compensation Committee of the Board, or if no such committee exists, the Board.

(m)

“Date of Termination” shall mean (i) if the Executive’s employment is terminated due to the Executive’s death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated due to the Executive’s Disability, the date determined pursuant to Section 4(a)(ii); (iii) if the Executive’s employment is

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terminated pursuant to Section 4(a)(iii)-(vi) or Section 4(a)(ix), either the date indicated in the Notice of Termination or the date specified by the Company pursuant to Section 4(b), whichever is earlier; or (iv) if the Executive’s employment is terminated pursuant to Section 4(a)(vii)-(viii), the date immediately following the expiration of the then-current Term.

(n)

“Disability” shall mean the Executive’s inability, with or without reasonable accommodation, to perform the essential functions of his position by reason of any medically determinable physical or mental impairment that can be expected  to result in death or that can be expected to last for a continuous period of not less than twelve (12) months as determined by a physician jointly selected by the Company and the Executive.

(o)	“Effective Date” shall have the meaning set forth in the preamble hereto.

(p)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(q)	“Excise Tax” shall have the meaning set forth in Section 6(b).

(r)	“Executive” shall have the meaning set forth in the preamble hereto.

(s)	“Extension Term” shall have the meaning set forth in Section 2(b).

(t)	“First Payment Date” shall have the meaning set forth in Section 5(b)(ii).

(u)	“General Partner” means Summit Midstream GP, LLC, a Delaware limited liability company.

(v)

“Good Reason” will mean the occurrence of one or more of the following conditions: (i) a material diminution in the Executive’s authority, duties, or responsibilities, as described herein; (ii) a material diminution in the aggregated total of the Executive’s (A) Annual Base Salary, (B) target Annual Bonus (as a percentage of Annual Base Salary) and (C) Annual LTIP Target, in each case as described herein; provided, however that any diminution of the Annual LTIP Target in accordance with the proviso of the definition thereof shall be disregarded for purposes of this definition; (iii) a material change in the geographic location at which the Executive must perform the Executive’s services hereunder that requires the Executive to relocate his or her residence to a location more than fifty (50) miles from Houston, Texas; provided that the foregoing shall only constitute Good Reason under this Agreement if (1) as of the Effective Date, Executive’s residence is located within fifty (50) miles of Houston, Texas or (2) at the request of the Company, Executive relocates his or her residence to within fifty (50) miles of Houston, Texas during the Term; or (iv) any other action or inaction that constitutes a material breach of this Agreement by the Company.  For the avoidance of doubt, the following will not constitute "Good Reason": (x) the notification and placement of Executive on administrative leave with compensation and benefit continuation pending a potential determination by the

3

Board that Executive may be terminated for Cause and (y) non-extension of the Term by the Executive.

(w)	“Initial Term” shall have the meaning set forth in Section 2(b).

(x)	“Installment Payments” shall have the meaning set forth in Section 5(b)(ii).

(y)

“LTIP” shall mean the Summit Midstream Partners, LP 2012 Long-Term Incentive Plan adopted by the Partnership in connection with Registration Statement 333-184214, filed by the Partnership with the Securities and Exchange Commission on October 1, 2012, and any additional long-term incentive plan adopted in the future and identified by the Company or the Partnership, in the adopting resolution or otherwise, as an “LTIP” pursuant hereto.

(z)	“Notice of Termination” shall have the meaning set forth in Section 4(b).

(aa) “Partnership” means Summit Midstream Partners LP, a Delaware limited partnership.

(bb)“Performance Targets” shall have the meaning set forth in Section 3(b).

(cc) “Person” shall mean any individual, natural person, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), incorporated or unincorporated association, governmental authority, firm, society or other enterprise, organization or other entity of any nature.

(dd)“Proprietary Information” shall have the meaning set forth in Section 7(c). (ee)“Prorated Termination Bonus” shall have the meaning set forth in Section 3(b) (ff)“Release” shall have the meaning set forth in Section 5(b)(ii).

(gg) “Restricted Business” shall mean any business (i) relating to midstream assets (including, without limitation, the gathering, processing and transportation of natural gas and crude oil), which competes with the business of the Company, its parent, Affiliates, related entities, or any of their direct or indirect subsidiaries, or

(ii) which the Company, its parent, Affiliates, related entities, or any of their direct or indirect subsidiaries have taken active steps to engage in or acquire, but only if the Executive directly or indirectly engaged in, had any equity interest in, or managed or operated, such business or activity (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) at any time during the twelve (12)-month period immediately prior to the Date of Termination.

(hh)  “Restricted Period” shall mean the period from the Date of Termination through   the first (1st) anniversary of the Date of Termination.

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(ii)

“Restricted Territory” shall mean (i) those counties set forth on Exhibit A to this Agreement, (ii) those counties in which the Company, its parent, Affiliates, related entities, or any of their direct or indirect subsidiaries engaged in operations or owned or operated assets at any time during the twelve (12)-month period immediately prior to the Date of Termination, and (iii) those counties in which the Company, its parent, Affiliates, related entities, or any of their direct or indirect subsidiaries took active steps to engage in operations or acquire or operate assets, but only if the Executive directly or indirectly engaged in, had any equity interest in, or managed or operated, such business or activity (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) at any time during the twelve (12)-month period immediately prior to the Date of Termination.

(jj) “Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date.

(kk)“Severance Payment” shall have the meaning set forth in Section 5(b)(i).

(ll)   “Severance Period” shall mean the period beginning on the Date of Termination   and ending on the first (1st) anniversary of the Date of Termination, unless earlier terminated pursuant to the last sentence of Section 7(a).

(mm)   “Term” shall have the meaning set forth in Section 2(b)

(nn)  “Term Loan” shall mean  the Term Loan Agreement dated as of March 21, 2017   by and between Summit Midstream Partners Holdings, LLC, as Borrower, the several Lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (as amended).

(oo)“Total Payments” shall have the meaning set forth in Section 6(b).

2.	Employment.

(a)In General. The Company shall employ the Executive and the Executive shall enter the employ of the Company, for the period set forth in Section 2(b), in the position set forth in Section 2(c), and upon the other terms and conditions herein provided.

(b)Term of Employment. The initial term of employment under this Agreement (the “Initial Term”) shall be for the period beginning on the Effective Date and ending on the second (2nd) anniversary of the Effective Date, unless earlier terminated as provided in Section 4. The Initial Term shall automatically be extended for successive one (1) year periods (each, an “Extension Term” and, collectively with the Initial Term, the “Term”), unless either party hereto gives notice of non-extension to the other no later than thirty (30) days prior to the expiration of the then-applicable Term.

(c)	Position and Duties. During the Term, the Executive: (i) shall serve as Executive

5

Vice President, General Counsel, and Chief Compliance Officer of the Company, with responsibilities, duties and authority customary for such position, subject to direction by the Board; (ii) shall report to the CEO; (iii) shall devote substantially all the Executive’s working time and efforts to the business and affairs of the Company and its subsidiaries, provided that the Executive may (1) serve on corporate, civic, charitable, industry or professional association boards or committees, subject to the Board’s prior written consent in the case of any such board or committee that relates directly or indirectly to the business of the Company or its subsidiaries (which consent shall not unreasonably be withheld), (2) deliver lectures, fulfill speaking engagements or teach at educational institutions and (3) manage his personal investments, so long as none of such activities meaningfully interferes with the performance of the Executive’s duties and responsibilities hereunder, or involves a conflict of interest with the Executive’s duties or responsibilities hereunder or a breach of the covenants contained in Section 7; and (iv) agrees to observe and comply with the Company’s rules and policies as adopted by the Company from time to time, which have been made available to the Executive.

3.	Compensation and Related Matters.

(a)Annual Base Salary. During the Term, the Executive shall receive a base salary at a rate of $350,000 per annum, which shall be paid in accordance with the customary payroll practices of the Company, subject to review and upward, but not downward without Executive’s written consent, adjustment by the Board in its sole discretion (the “Annual Base Salary”).

(b)Annual Bonus. With respect to each calendar year that ends during the Term, the Executive shall be eligible to receive an annual cash bonus (the “Annual Bonus”), prorated for the first calendar year of the Term, ranging from zero to two hundred percent (200%) of the Annual Base Salary, with a target Annual Bonus equal to one hundred percent (100%) of the Annual Base Salary, based upon annual performance targets (the “Performance Targets”) established by the Board in its sole discretion. The amount of the Annual Bonus shall be based upon attainment of the Performance Targets, as determined by the Board (or any authorized committee of the Board) in its sole discretion. Each such Annual Bonus shall be payable on such date as is determined by the Board, but in any event on or prior to March 15 of the calendar year immediately following the calendar year with respect to which such Annual Bonus relates. Notwithstanding the foregoing, no bonus shall be payable with respect to any calendar year unless the Executive remains continuously employed with the Company during the period beginning on the Effective Date and ending on December 31 of such year; provided that if the Executive’s employment is terminated pursuant to Section 4(a)(i), (ii), (iv), (v) or (vii), the Company shall pay to the Executive a prorated Annual Bonus with respect to the calendar year in which the Date of Termination occurs equal to the target Annual Bonus for such calendar year multiplied by a fraction, the numerator of which is the number of calendar days during such calendar year that the Executive was continuously employed by the Company and the denominator of which is 365 (the “Prorated Termination Bonus”); provided further that, in the case of a termination pursuant to Section 4(a)(ii), (iv), (v) or (vii), no portion of the Prorated Termination Bonus shall be paid unless the Executive timely executes the Release and does not revoke the Release within the time periods set forth in Section 5(b)(ii).

(c)LTIP Award. During the Term, the Executive shall be eligible to receive annual equity award grants pursuant to the LTIP, as determined by the Board or a committee thereof.

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Within 30 days of the Effective Date, the Executive will receive a one-time LTIP award for the 2020 calendar year with a value equal to approximately $1,200,000, consisting of (i) 500,000 Phantom Units, and (ii) a dollar-denominated cash amount of $800,000 (the “2020 LTIP Award”). The 2020 LTIP Award grant agreement will include vesting provisions that provide  for the award to vest 50% on March 31, 2021 and 50% on March 31, 2022, subject to (x) Executive’s continued employment through such dates, and (y) accelerated vesting in limited circumstances prior to the vesting date in accordance with the terms of the LTIP. For calendar year 2021 and beyond, the Annual LTIP Target will be equal to 165% of the Annual  Base Salary. Any awards issued to the Executive under the LTIP are governed by and subject to the terms of the LTIP and the underlying award agreements.

(d)Benefits. The Executive shall be eligible to participate in benefit plans, programs and arrangements of the Company, as in effect from time to time (including, without limitation, medical and dental insurance and a 401(k) plan).

(e)Vacation; Holidays. During the Term, the Executive shall be entitled to paid time off (“PTO”) each full calendar year as provided by the Company’s PTO policies for similarly situated employees. The PTO shall be used for vacation and sick days. Any vacation shall be taken at the reasonable and mutual convenience of the Company and the Executive. Any PTO that the Executive is entitled to in any calendar year that is not used by the end of such calendar year shall be forfeited, except for up to five days of PTO each year that may be carried forward to the following year. Holidays shall be provided in accordance with Company policy, as in effect from time to time.

(f)Business Expenses. During the Term, the Company shall reimburse  the  Executive for all reasonable travel and other business expenses incurred by the Executive in the performance of the Executive’s duties to the Company in accordance with the Company’s applicable expense reimbursement policies and procedures. In addition to the foregoing, the Company shall reimburse the Executive for annual tax preparation services and ongoing tax advice of up to $12,000 per year, beginning with such expenses incurred in 2020. In addition, the Company shall reimburse the Executive for an annual executive physical at a medical facility of the Executive’s choice.

4.	Termination.

The Executive’s employment hereunder may be terminated by the Company or the Executive, as applicable, without any breach of this Agreement only under the following circumstances:

(a)	Circumstances

(i)Death. The Executive’s employment hereunder shall terminate upon the Executive’s death.

(ii)Disability. If the Executive incurs a Disability, the Company may give the Executive written notice of its intention to terminate the Executive’s employment. In that event, the Executive’s employment with the Company shall terminate, effective on the later of the thirtieth (30th) day after receipt of such notice by the Executive or the date

7

specified in such notice; provided that Executive’s Disability continues beyond such thirty (30) day notice period.

(iii)Termination for Cause. The Company may terminate the Executive’s employment for Cause. Executive’s termination will not be deemed to be for Cause unless the Company has provided a written Notice of Termination (defined in Section 4(b) below) to Executive specifying the event or condition claimed to constitute Cause and, in the case of a termination pursuant to Section 1(h)(i), (ii), or (vi), Executive has failed to cure Executive’s failure or breach within thirty (30) days following the Executive’s receipt of the Company’s Notice of Termination (to the extent that, in the reasonable judgment of the Board, such failure or breach can be cured by the Executive).

(iv)Termination without Cause. The Company may terminate the Executive’s employment without Cause.

(v)Resignation for Good Reason. The Executive may resign from employment for Good Reason. Executive’s resignation will not be deemed to be for  Good Reason if Executive has consented to the condition claimed to constitute Good Reason, nor will Executive’s resignation be deemed to be for Good Reason, unless Executive has provided a written Notice of Termination (defined in Section 4(b) below) to the Company specifying the event or condition claimed to constitute Good Reason within ninety (90) days following the initial existence of such event or condition, and the Company has, after receipt of such notice of Good Reason from Executive, failed to cure or correct such condition or event within thirty (30) days following the Company’s receipt of Executive’s Notice of Termination evidencing intent to resign for Good Reason.

(vi)Resignation without Good Reason. The Executive may resign from the Executive’s employment without Good Reason.

(vii)Non-Extension of Term by the Company. The Company may give notice of non-extension to the Executive pursuant to Section 2(b). For the avoidance of doubt, non-extension of the Term by the Company shall not constitute termination by the Company without Cause.

(viii)Non-Extension of Term by the Executive. The Executive may give notice of non-extension to the Company pursuant to Section 2(b).

(ix)Resignation following a Change in Control. The Executive may resign from the Executive’s employment within sixty (60) days following a Change in Control.

(b)Notice of Termination. Any termination of the Executive’s employment by the Company or by the Executive under this Section 4 (other than a termination pursuant to Section 4(a)(i) above) shall be communicated by a written notice to the other party hereto: (i) indicating the specific termination provision in this Agreement relied upon, (ii) except with respect to a termination pursuant to Section 4(a)(iv), (vi), (vii), (viii), or (ix), setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) specifying a Date of Termination which,

8

if submitted by the Executive (or, in the case of a termination described in Section 4(a)(ii), by the Company), shall be at least thirty (30) days following the date of such notice (a “Notice of Termination”); provided, however, that a Notice of Termination delivered by the Company pursuant to Section 4(a)(ii) shall not be required to specify a Date of Termination, in which case the Date of Termination shall be determined pursuant to Section 4(a)(ii); and provided, further, that in the event that the Executive delivers a Notice of Termination (other than a notice of non- extension under Section 4(a)(viii) above) to the Company, the Company may, in its sole discretion, accelerate the Date of Termination to any date that occurs following the date of Company’s receipt of such Notice of Termination (even if such date is prior to the date specified in such Notice of Termination). A Notice of Termination submitted by the Company may provide for a Date of Termination on the date the Executive receives the Notice of Termination, or any date thereafter elected by the Company in its sole discretion. The failure by the Company or the Executive to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause or Good Reason shall not waive any right of the Company or the Executive hereunder or preclude the Company or the Executive from asserting such fact or circumstance in enforcing the Company’s or the Executive’s rights hereunder.

(c)Post-Termination Assistance. Executive agrees to make reasonable efforts to assist the Company after the termination of Executive’s employment, including but not limited to, transitioning of Executive’s job duties as well as assisting with any legal proceeding, lawsuit, or claim involving matters occurring during Executive’s employment with the Company. The Company shall reimburse Executive for reasonable expenses incurred in connection with such cooperation.

(d)Deemed Resignations. Unless otherwise agreed to in writing by the Company and the Executive prior to the termination of the Executive's employment, any termination of the Executive's employment shall, without changing the basis for termination of employment or the impact of such termination on the Executive's rights, if any, under this Agreement, constitute (i) an automatic resignation of the Executive from any position held as an officer of the Company and any of its Affiliates and (ii) an automatic resignation of the Executive from the Board of Managers of the General Partner (if applicable), from the board of directors or similar governing body of any Affiliate of the Company and from the board of directors or similar governing body of any corporation, limited liability entity or other entity in which the Company or any Affiliate holds an equity interest and with respect to which board or similar governing body the Executive serves as the Company's or such Affiliate's designee or other representative.

5.	Company Obligations Upon Termination of Employment.

(a)In General. Upon a termination of the Executive’s employment for any reason,  the Executive (or the Executive’s estate) shall be entitled to receive: (i) any portion of the Executive’s Annual Base Salary through the Date of Termination not theretofore paid, (ii) any expenses owed to the Executive under Section 3(f), (iii) any accrued but unused PTO pursuant to Section 3(e), and (iv) any amount arising from the Executive’s participation in, or benefits under, any employee benefit plans, programs or arrangements under Section 3(d), which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements. Any Annual Bonus earned for any calendar year completed prior to the Date of Termination, but unpaid prior to such date, and any Prorated Termination Bonus

9

owed pursuant to the last sentence of Section 3(b), shall be paid within sixty (60) days after the Date of Termination (but in any event on or prior to March 15 of the calendar year immediately following such completed calendar year with respect to which such Annual Bonus or Prorated Termination Bonus was earned). Except as otherwise set forth in Section 5(b) below, the payments and benefits described in this Section 5(a) shall be the only payments and benefits payable in the event of the Executive’s termination of employment for any reason.

(b)	Severance Payment

(i)In addition to the payments and benefits described in Section 5(a) above,  if the Executive’s employment shall be terminated by the Company without Cause pursuant to Section 4(a)(iv), by the Executive’s resignation for Good Reason pursuant to Section 4(a)(v), or due to non-extension of the Initial Term or any Extension Term by the Company pursuant to Section 4(a)(vii), the Company shall pay to Executive severance in the total gross amount equal to one and one-half (1.5) times the sum of (1) the Annual Base Salary for the year in which the Date of Termination occurs, and (2) the higher of the target Annual Bonus or the Annual Bonus paid to the Executive in respect of the calendar year immediately preceding the year in which the Date of Termination occurs (the “Severance Payment”).

(ii)The Severance Payment shall be in lieu of notice or any other severance benefits to which the Executive might otherwise be entitled. Notwithstanding anything herein to the contrary, (A) no portion of the Severance Payment shall be paid unless, on or prior to the sixtieth (60th) day following the Date of Termination, the Executive timely executes a general waiver and release of claims agreement, in a form substantially similar to that attached to this Agreement as Exhibit B (the “Release”), which Release shall not have been revoked by the Executive prior to the expiration of the period (if any) during which any portion of such Release is revocable under applicable law, and (B) as of the first date on which the Executive violates any covenant contained in Section 7, any remaining unpaid portion of the Severance Payment shall thereupon be forfeited. Subject to the provisions of Section 9, the Severance Payment shall be paid in equal installments during the Severance Period, at the same time and in the same manner as the Annual  Base Salary would have been paid had the Executive remained in active employment during the Severance Period, in accordance with the Company’s normal payroll practices in effect on the Date of Termination; provided that any installment that would otherwise have been paid prior to the first normal payroll payment date occurring on or after the sixtieth (60th) day following the Date of Termination (such payroll date, the “First Payment Date”) shall instead be paid on the First Payment Date. For purposes of Section 409A (including, without limitation, for purposes of Section 1.409A-2(b)(2)(iii) of the Department of Treasury Regulations), the Executive’s right to receive the Severance Payment in the form of installment payments (the “Installment Payments”) shall be treated as a right to receive a series of separate payments and, accordingly, each Installment Payment shall at all times be considered a separate and distinct payment.

(c)During the lesser of the period during which Executive or a qualifying beneficiary (as defined in Section 607 of ERISA) has in effect an election for post-termination continuation coverage for medical and dental benefits under applicable law, including Section 4980 of the

10

Code (“COBRA”), or the period ending on the 18-month anniversary of the Date of Termination, Executive (or, if applicable, the qualifying beneficiary) shall be entitled to such coverage at an out-of-pocket premium cost that does not exceed the out-of-pocket premium cost applicable to similarly situated active employees (and their eligible dependents).

(d)The provisions of this Section 5 shall supersede in their entirety any severance payment provisions in any severance plan, policy, program or other arrangement maintained by the Company.

(e)Recharacterization of Termination. Notwithstanding any other provision of this Agreement, if following the termination of employment the Company discovers that grounds existed as of the Date of Termination for a termination for Cause, then such termination shall be deemed to be a termination for Cause and Executive shall only be entitled to the payments and benefits provided in Section 5(a). In the event Executive’s termination is reclassified as a termination for Cause pursuant to this Section 5(e), Executive’s termination shall be so treated and classified for all purposes under this Agreement and any other agreements between Executive and the Company, and Executive shall repay to the Company any monies or benefits received by Executive following termination to which Executive would not have been entitled upon being terminated for Cause.

6.	Change in Control.

(a)Equity Awards. Notwithstanding anything to the contrary in this Agreement or any other agreement, including the LTIP and any award agreement thereunder, all equity awards granted to the Executive under the LTIP and held by the Executive as of immediately prior to a Change in Control, to the extent unvested, shall become fully vested immediately prior to the Change in Control.

(b)Golden Parachute Excise Tax Protection. Notwithstanding any provision of this Agreement, if any portion of the payments or benefits provided to the Executive hereunder, or under any other agreement with the Executive or any plan, policy or arrangement of the Company or any of its Affiliates (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” and would, but for this Section 6(b), result in the imposition on the Executive of an excise tax under Section 4999 of the Code (the “Excise Tax”), then the Total Payments to be made to the Executive shall either be (i) delivered in full, or (ii) reduced by such amount such that no portion of the Total Payments would be subject to the Excise Tax, whichever of the foregoing results in the receipt by the Executive of the greatest benefit on an after-tax basis (taking into account the applicable federal, state and local income taxes and the Excise Tax). The determination of whether a reduction in Total Payments is necessary and the amount of any such reduction shall be made by the Company in its reasonable discretion and in reliance on its tax advisors. If the Company so determines that a reduction in Total Payments is required, such reduction shall apply first pro rata to (A) cash payments subject to Section 409A of the Code as “deferred compensation” and (B) cash payments not subject to Section 409A of the Code (in each case with the cash payments otherwise scheduled to be paid latest in time reduced first), and then pro rata to (C) equity-based compensation subject to Section 409A of the Code as “deferred compensation” and (D) equity-based compensation not subject to Section 409A of the Code.

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7.	Restrictive Covenants.

(a)The Executive shall not, at any time during the Term or, in the event of a termination of Executive’s employment pursuant to Section 4(a)(iv), (v), or (vii), during the Restricted Period, directly or indirectly, (i) engage in the Restricted Business within the Restricted Territory, or (ii) have any equity interest in or manage, participate in, assist, or operate any Person (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that engages in the Restricted Business within the Restricted Territory. Notwithstanding the foregoing, the Executive shall be permitted to acquire a passive stock or equity interest in such a business; provided that such stock or other equity interest is publicly traded and the amount acquired by Executive is not more than five percent (5%) of the outstanding interest in such business. Notwithstanding the foregoing, at any time during the Restricted Period, Executive may, at Executive’s option, serve on the Company a written notice waiving the right to any and all future installments of the Severance Payment pursuant to Section 5(b) (a “Severance Waiver Notice”), and upon delivery of the Severance Waiver Notice, Executive shall no longer be bound by the restrictions set forth in this Section 7(a) for the period on and after the date on which the Severance Waiver Notice is delivered to the Company; provided, however, that notwithstanding the delivery of a Severance Waiver Notice, Executive will continue to be bound by the remaining obligations set forth in this Agreement, including but not limited to those covenants of Executive set forth in Sections 7(b)-(g) hereof.

(b)The Executive shall not, at any time during the Term or during the Restricted Period, directly or indirectly, either for himself or on behalf of any other Person, (i) recruit or otherwise solicit or induce any employee of the Company to terminate his, her or its employment or arrangement with the Company, or otherwise change his, her or its relationship with the Company, (ii) hire, or cause to be hired, any person who was employed by the Company and served in a capacity of “vice president” (or any person serving in a capacity senior to vice president) at any time during the twelve (12)-month period immediately prior to the Date of Termination, or (iii) influence, induce, or encourage any customer, subscriber, or supplier of the Company to discontinue, reduce, or materially change its relationship or business with the Company.

(c)Except as the Executive reasonably and in good faith determines to be required in the faithful performance of the Executive’s duties hereunder or in accordance with Section 7(e), the Executive shall, during the Term and after the Date of Termination, maintain in confidence and shall not directly or indirectly, use, disseminate, disclose or publish, or use for the Executive’s benefit or the benefit of any Person, any confidential or proprietary information or trade secrets of or relating to the Company, including, without limitation, information with respect to the Company’s operations, processes, protocols, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment (“Proprietary Information”), or deliver to any Person, any document, record, notebook, computer program or similar repository of or containing any such Proprietary Information. The Executive’s obligation to maintain and not use, disseminate, disclose or publish, or use for the Executive’s benefit or the benefit of any Person, any Proprietary Information after the Date of Termination will continue so long as such Proprietary Information is not, or has not by legitimate means become, generally known and in the public

12

domain (other than by means of the Executive’s direct or indirect disclosure of such Proprietary Information) and continues to be maintained as Proprietary Information by the Company. The parties hereby stipulate and agree that as between them, the Proprietary Information identified herein is important, material and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company).

(d)Upon termination of the Executive’s employment with the Company for any reason, the Executive will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents concerning the Company’s customers, business plans, marketing strategies, products or processes.

(e)The Executive may respond to a lawful and valid subpoena or other legal process but shall give the Company (if lawfully permitted to do so) the earliest possible notice thereof, and shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought, and shall assist such counsel in resisting or otherwise responding to such process. Upon notification from Executive of such subpoena or other legal process, the Company shall, at its reasonable expense, retain mutually acceptable legal counsel to represent Executive in connection with Executive’s response to any such subpoena or other legal process. The Executive may also disclose Proprietary Information if: (i) in the reasonable written opinion of counsel for the Executive furnished to the Company, such information is required to be disclosed for the Executive not to be in violation of any applicable law or regulation or (ii) the Executive is required to disclose such information in connection with the enforcement of any rights under this Agreement or any other agreements between the Executive and the Company.

(f)Executive shall refrain from publishing any oral or written statements about the Company or any of its Affiliates, or any of their respective officers, employees, shareholders, investors, directors, agents or representatives that are malicious, obscene, threatening, harassing, intimidating or discriminatory and which are designed to harm any of the foregoing, at any time; provided that the Executive may confer in confidence with the Executive’s legal representatives, make truthful statements to any government agency in sworn testimony, or make truthful statements as otherwise required by law. The Company agrees that, upon the termination of the Executive’s employment hereunder, it shall advise its directors and executive officers to refrain from publishing any oral or written statements about Executive that are malicious, obscene, threatening, harassing, intimidating or discriminatory and which are designed to harm Executive, at any time; provided that they may confer in confidence with the Company’s and their legal representatives and make truthful statements as required by law.

(g)Prior to accepting other employment or any other service relationship during the Restricted Period, the Executive shall provide a copy of this Section 7 to any recruiter who assists the Executive in obtaining other employment or any other service relationship and to any employer or Person with which the Executive discusses potential employment or any other service relationship.

(h)Executive agrees and hereby acknowledges that: (i) the provisions of this Section 7 do not impose a greater restraint than is necessary to protect the goodwill, trade secrets, or

13

other business interests of the Company; (ii) such provisions contain reasonable limitations as to time, scope of activity, and geographical area to be restrained; (iii) the provisions of this Section 7 are necessary and essential to protect the Proprietary Information, trade secrets, and goodwill of the Company, as well as due to Executive’s position as an executive and/or management employee of the Company, and (iv) the consideration provided hereunder, including without limitation, the Proprietary Information provided to Executive, is sufficient to compensate Executive for the restrictions contained in this Section 7. In consideration of the foregoing and  in light of Executive’s education, skills, and abilities, Executive agrees that Executive will not assert that, and it should not be considered that, any provisions of Section 7 otherwise are void, voidable, or unenforceable or should be voided or held unenforceable. In the event the terms of this Section 7 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(i)As used in this Section 7, the term “Company” shall include the Company, its parent, Affiliates, related entities, and any of its direct or indirect subsidiaries.

8.

Injunctive Relief. The Executive recognizes and acknowledges that a breach of the covenants contained in Section 7 will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Executive agrees that in the event of a breach of any of the covenants contained in Section 7, in addition to any other remedy that may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief.

9.	Section 409A.

(a)General. The parties hereto acknowledge and agree that, to the extent applicable, this Agreement shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A. Notwithstanding any provision of this Agreement to the contrary, in the event that the Company determines that any amounts payable hereunder will be immediately taxable to the Executive under Section 409A, the Company reserves the right to (without any obligation to do so or to indemnify the Executive for failure to do so) (i) adopt such amendments to this Agreement or adopt such other policies and procedures (including amendments, policies and procedures with retroactive effect) that it determines to be necessary or appropriate to preserve the intended tax treatment of the benefits provided by this Agreement, to preserve the economic benefits of this Agreement and to avoid less favorable accounting or tax consequences for the Company and/or (ii) take such other actions it determines to be necessary or appropriate to exempt the amounts payable hereunder from Section 409A or to comply with the requirements of Section 409A and thereby avoid the application of penalty taxes thereunder. Notwithstanding anything herein to the contrary, no provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from the Executive or any other individual to the Company or any of its Affiliates, employees or agents.

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(b)Separation from Service under Section 409A; Section 409A Compliance. Notwithstanding anything herein to the contrary: (i) no termination or other similar payments  and benefits hereunder shall be payable unless the Executive’s termination of employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations; (ii) if the Executive is deemed at the time of the Executive’s separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of any termination or other similar payments and benefits to which the Executive may be entitled hereunder (after taking into account all exclusions applicable to such payments or benefits under Section 409A) is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of such payments and benefits shall not be provided to the Executive prior to the earlier of (x) the expiration of the six (6)-month period measured from the date of the Executive’s “separation from service” with the Company (as such term is defined in the Department of Treasury Regulations issued under Section 409A) and (y) the date of the Executive’s death; provided that upon the earlier of such dates, all payments and benefits deferred pursuant to this Section 9(b)(ii) shall be paid in a lump sum to the Executive, and any remaining payments and benefits due hereunder shall be provided as otherwise specified herein;

(iii)

the determination of whether the Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of the Executive’s separation from service shall be made by the Company in accordance with the terms of Section 409A (including, without limitation, Section 1.409A-1(i) of the Department of Treasury Regulations and any successor provision thereto); (iv) to the extent that any Installment Payments under this Agreement are deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A, for purposes of Section 409A (including, without limitation, for purposes of Section 1.409A- 2(b)(2)(iii) of the Department of Treasury Regulations), each such payment that the Executive may be eligible to receive under this Agreement shall be treated as a separate and distinct payment; (v) to the extent that any reimbursements or corresponding in-kind benefits provided to the Executive under this Agreement are deemed to constitute “deferred compensation” under Section 409A, such reimbursements or benefits shall be provided reasonably promptly, but in no event later than December 31 of the year following the year in which the expense was incurred, and in any event in accordance with Section 1.409A-3(i)(1)(iv) of the Department of Treasury Regulations; and (vi) the amount of any such payments or expense reimbursements in one calendar year shall not affect the expenses or in-kind benefits eligible for payment or reimbursement in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code, and the Executive’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

10.

Assignment and Successors. The Company may, without Executive’s consent, assign  its rights and obligations under this Agreement to any entity, including any successor to all or substantially all the assets of the Company, by merger or otherwise, and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its Affiliates. The Executive may not assign the Executive’s rights or obligations under this Agreement to any individual or entity. This Agreement shall be binding upon and inure to the benefit of the Company, the Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable.

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11.

Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of Delaware, without reference to the principles of conflicts of law of Delaware or any other jurisdiction, and where applicable, the laws of the United States.

12.

Notices. Any notice, request, claim, demand, document and other communication hereunder to any party hereto shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by email or certified or registered mail, postage prepaid, to the following address (or at any other address as any party hereto shall have specified by notice in writing to the other party hereto):

(a)	If to the Company:

Summit Operating Services Company, LLC Attn: Heath Deneke, President & CEO

910 Louisiana Street

Suite 4200

Houston, Texas 77042

Facsimile: (832) 413-4780 heath.deneke@summitmidstream.com

And

Locke Lord LLP

Attn: Jeffrey M. McPhaul, Partner 2800 JPMorgan Chase Tower

600 Travis St.

Houston, TX 77002

T: 713-226-1269

F: 713-229-2537

jmcphaul@lockelord.com

If to the Executive, at the address set forth on the signature page hereto.

13.	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

14.

Entire Agreement. This Agreement (together with any other agreements and  instruments contemplated hereby or referred to herein) is intended by the parties hereto to be the final expression of their agreement with respect to the employment of the Executive by the Company and may not be contradicted by evidence of any prior or contemporaneous agreement (including, without limitation, any term sheet or offer letter). The parties hereto further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no

16

extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

15.

Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the Executive and a duly authorized officer of the Company and approved by the Board, which expressly identifies the amended provision of this Agreement. By an instrument in writing similarly executed and approved by the Board, the Executive or a duly authorized officer of the Company may waive compliance by the other party or parties hereto with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure to comply or perform. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

16.

No Inconsistent Actions. The parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

17.

Construction. This Agreement shall be deemed drafted equally by both of the parties hereto. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any party hereto shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) ”includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

18.

Arbitration. Any dispute or controversy based on, arising under or relating to this Agreement shall be settled exclusively by final and binding arbitration, conducted before a single neutral arbitrator in Houston, Texas in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (the “AAA”) then in effect. Due to the interstate nature of the Company’s operations, the parties agree that the Federal Arbitration Act shall apply to this Agreement. Arbitration may be compelled, and judgment may be entered on the arbitration award in any court having jurisdiction; provided, however, that the Company shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Section 7, and the Executive hereby consents that such restraining order or injunction may be granted without requiring the Company to post a bond (or, if required by applicable law, a bond of $500). Only individuals who are (a) lawyers engaged full-time in the practice of law and (b) on the AAA roster of

17

arbitrators shall be selected as an arbitrator. Within twenty (20) days of the conclusion of the arbitration hearing, the arbitrator shall prepare written findings of fact and conclusions of law. The arbitrator shall be entitled to award any relief available in a court of law. Each party shall bear its own costs and attorneys’ fees in connection with an arbitration; provided that the Company shall bear the cost of the arbitrator and the AAA’s administrative fees.

19.

Notice of Immunity. The Executive acknowledges that the Company has provided the Executive with the following notice of immunity rights in compliance with the requirements of the Defend Trade Secrets Act of 2016: (i) the Executive shall not be held criminally or civilly liable under any U.S. federal or state trade secret law for the disclosure of Proprietary Information that is made in confidence to a U.S. federal, state or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; (ii) the Executive shall not be held criminally or civilly liable under any U.S. federal or state trade secret law for the disclosure of Proprietary Information that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (iii) if the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Proprietary Information to the Executive’s attorney and use the Proprietary Information in the court proceeding, if the Executive files any document containing the Proprietary Information under seal, and does not disclose the Proprietary Information, except pursuant to court order. However, under no circumstance will the Executive be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company without prior written consent of the Company’s General Counsel or other officer designated by the Company. Notwithstanding anything to the contrary contained herein, no provision of this Agreement shall be interpreted so as to impede the Executive (or any other individual) from reporting possible violations of U.S. federal law or regulation to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the

U.S. Securities and Exchange Commission, the U.S. Congress, and any agency Inspector General of the U.S. government, or making other disclosures under the whistleblower provisions of U.S. federal law or regulation. The Executive does not need the prior authorization of the Company  to make any such reports or disclosures and the Executive shall not be required to notify the Company that such reports or disclosures have been made.

20.

Enforcement. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement is  held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

21.	Waiver of Breach. Failure of the Company to demand strict compliance with any of the terms, covenants or conditions hereof will not be deemed a waiver of the term, covenant or

18

condition, nor will any waiver or relinquishment by the Company of any right or power under this Agreement at any one time or more times be deemed a waiver or relinquishment of the right or power at any other time or times.

22.

Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement, any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

23.

Absence of Conflicts; Executive Acknowledgement. The Executive hereby represents that from and after the Effective Date the performance of the Executive’s duties hereunder will not breach any other agreement to which the Executive is a party. The Executive acknowledges that the Executive has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on the Executive’s own judgment.

24.	Survival. The expiration or termination of the Term shall not impair the rights or obligations of any party hereto that shall have accrued prior to such expiration or termination.

[Signature pages follow]

19

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date and year first above written.

COMPANY

By:	Name: Heath Deneke

Title: President and Chief Executive Officer

EXECUTIVE

By:	James Johnston

1639 Milford Street

Houston, Texas 77006:

EXHIBIT A

1.	Denver County, Colorado
2.	Garfield County, Colorado
3.	Mesa County, Colorado
4.	Moffat County, Colorado
5.	Rio Blanco County, Colorado
6.	Weld County, Colorado
7.	Cobb County, Georgia
8.	Eddy County, New Mexico
9.	Lea County, New Mexico
10.	Laramie County, Wyoming
11.	Burke County, North Dakota
12.	Divide County, North Dakota
13.	Mountrail County, North Dakota
14.	Williams County, North Dakota
15.	Dallas County, Texas
16.	Harris County, Texas
17.	Ellis County, Texas
18.	Johnson County, Texas
19.	Tarrant County, Texas
20.	Belmont County, Ohio
21.	Guernsey County, Ohio
22.	Harrison County, Ohio
23.	Monroe County, Ohio
24.	Noble County, Ohio
25.	Doddridge County, West Virginia
26.	Harrison County, West Virgini

EXHIBIT B RELEASE AGREEMENT

This Release Agreement (“Release Agreement”) is by and between James Johnston (the

“Executive”) and Summit Operating Services Company, LLC (the “Company”). Executive and the Company may sometimes be referred to individually as a “Party” or collectively as the “Parties”.

RECITALS

WHEREAS, Executive and the Company previously entered into that certain Employment Agreement, dated as of September 4, 2020 (the “Employment Agreement”);

WHEREAS, Executive and the Company mutually agreed, pursuant to Section 3(b) and Section 5(b) of the Employment Agreement, that as a condition to receiving any Prorated Termination Bonus or Severance Payment, Executive must timely execute, and not revoke, this Release Agreement; and

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Employment Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the Parties set forth in this Release Agreement and the Employment Agreement, and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.

Release of All Claims and Promise Not to Sue. In return for the Company’s promises in this Release Agreement and the Employment Agreement, including payment of the Prorated Termination Bonus and/or the Severance Payment, Executive voluntarily and knowingly hereby waives, releases, and discharges (A) the Company and any of its past or present parents, subsidiaries, owners, shareholders, members, or Affiliates (all collectively the “Company Parties”); (B) any past or present officer, director, manager or employee of the Company Parties, in their individual and official capacities; and (C) any predecessors, parent companies, subsidiaries, investors, owners, shareholders, stockholders, members, managers, operating units, Affiliates, divisions, agents, representatives, officers, directors, partners, members, employees, benefit plans, fiduciaries, insurers, attorneys, successors, and assigns of the entities and Persons named in (A)-(B) (all collectively, the “Released Parties”) from all claims, liabilities, demands, and causes of action, known or unknown, fixed or contingent, which Executive may have or claim to have against any of them as a result of Executive’s employment with the Company and/or separation from employment with the Company and/or as a result of any other matter arising through the date of Executive’s signature on this Release Agreement. Executive agrees not to file a lawsuit against any Released Party to assert any such released claims, and Executive agrees not to accept any monetary damages or other personal relief (including legal or equitable relief) in connection with any administrative agency report,

Disclosure, claim or lawsuit filed by any Person or governmental agency with the exception of the same in connection with a report or disclosure to the Securities and Exchange Commission (“SEC”). Executive represents Executive has not already made, transferred or assigned any rights to the claims released in this Release Agreement. This waiver, release, and discharge includes, but is not limited to:

(a)

claims arising under federal, state, or local laws regarding employment or prohibiting employment discrimination such as, without limitation, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the Genetic Information Nondiscrimination Act, the Occupational Safety and Health Act, the National Labor Relations Act, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Americans with Disabilities Act, the Fair Labor Standards Act, the Family and Medical Leave Act (FMLA), the Texas Commission on Human Rights Act; and Chapters 21, 61 and 451 of the Texas Labor Code, Comprehensive Omnibus Budget Reconciliation Act of 1985 (COBRA), the Worker Adjustment and Retraining Notification (WARN) Act;

(b)

claims based on any express or implied contract, including, without limitation, under the Employment Agreement, or other agreement or representation relating to the terms and conditions of Executive’s employment, which may have been alleged to exist between Executive and the Company or any other Released Party, and claims that the Company violated its personnel policies, handbooks, or any covenant of good faith and fair dealing;

(c)

claims for personal injury, harm, or other damages (whether intentional or unintentional and whether occurring on the job or not, including, without limitation, negligence, defamation, misrepresentation, fraud, intentional infliction of emotional distress, assault, battery, invasion of privacy, and other such tort or injury claims);

(d)

claims growing out of any legal restrictions on the Released Parties’ right to terminate employment of their respective employees including any claims based on any violation of public policy or retaliation for taking a protected action;

(e)

claims regarding any restrictions on the Released Parties’ right to enforce any of Executive’s post-termination obligations regarding non-disclosure, non- disparagement, non-competition, non-solicitation, and non-interference; and

(f)

claims for equity or other ownership or profits interests, wages, back pay, overtime pay, severance pay, future pay, bonuses, commissions, and any other compensation, including, without limitation, pursuant to the Employment Agreement or the Award Letters.

NOTHING IN THIS RELEASE AGREEMENT SHALL WAIVE OR MODIFY THE FOLLOWING RIGHTS IF EXECUTIVE OTHERWISE HAS SUCH RIGHTS:

(g)	any right or claim provided under this Release Agreement;

(h)	benefit claims under employee pension or welfare benefit plans in which the Executive is a participant by virtue of his employment with any of the Company Parties;

(i)

any rights of indemnification the Executive may have under any written agreement between the Executive and the Company (or its Affiliates), the Company’s Certificate of Incorporation, the Partnership’s LP Agreement, the General Corporation Law of the State of Delaware, any applicable statute or common law, or pursuant to any applicable insurance policy,

(j)	contractual rights to vested equity awards;

(k)	any right to COBRA continuation coverage;

(l)	any right to seek unemployment compensation benefits if Executive is otherwise qualified under applicable law;

(m)	any rights regarding a pending workers’ compensation claim, however, Executive states that Executive has no unfiled workers’ compensation claim or unreported injury;

(n)	any rights that may not be waived as a matter of law; or

(o)	any claim based on facts occurring after this Release Agreement is signed.

2.	Executive’s Release of Age Discrimination Claims. In addition, Executive acknowledges the following:

(a)	This Release Agreement is written in a manner calculated to be understood by Executive and that Executive in fact understands the terms, conditions and effect of this Release Agreement.

(b)	This Release Agreement refers to rights or claims arising under the Age Discrimination in Employment Act and Older Workers’ Benefit Protection Act.

(c)	Executive does not waive rights or claims that may arise after the date this Release Agreement is executed.

(d)	Executive waives rights or claims only in exchange for consideration in addition to anything of value to which Executive is already entitled.

(e)	Executive is advised in writing to consult with an attorney prior to executing the Release Agreement.

(f)

Executive has [21/45] days in which to consider this Release Agreement before accepting, but need not take that long if Executive does not wish to, and any decision to sign this Release Agreement before the [21/45] days have expired was done so voluntarily and not because of any fraud or coercion or improper conduct by any of the Released Parties.

(g)

This Release Agreement allows a period of seven (7) days following Executive’s signature on the agreement during which Executive may revoke this Release Agreement. This Release Agreement is not effective until after the revocation period has been exhausted without any revocation by Executive. No payments shall be made until after the Release Agreement becomes effective.

(h)	Executive fully understands all of the terms of this waiver agreement and knowingly and voluntarily enters into this Release Agreement.

(i)

Executive has been given this Release Agreement to consider on [●] (the “Consideration Date”). Any notice of acceptance or revocation should be made  by Executive to the Company as specified in Section 12 of the Employment Agreement.

(j)

Any changes made to the version of this Release Agreement provided to Executive on the Consideration Date are not material or were made at the Executive’s request and will not restart the required [21/45]-day consideration period.

3.

Executive’s Representations. Executive is, and will continue to be, in full compliance with any non-disclosure, non-disparagement, non-competition, and non-solicitation obligations owed to the Company Parties under any agreement or applicable law. Executive further represents and warrants that Executive has returned all information and property as required by Section 7(d) of the Employment Agreement.

4.

Reporting to Government Agencies. Nothing in this Release Agreement or in any other agreement referenced in this Release Agreement shall prevent Executive from filing a charge or complaint or making a disclosure or report of possible unlawful activity, including a challenge to the validity of this Release Agreement, with any governmental agency, including but not limited to the Equal Employment Opportunity Commission (“EEOC”), the National Labor Relations Board (“NLRB”), or the SEC, or from participating in any investigation or proceeding conducted by the EEOC, NLRB, SEC, or any federal, state or local agency. This Release Agreement does not impose any condition precedent (such as prior disclosure to any Released Party), any penalty, or any other restriction or limitation adversely affecting Executive’s rights regarding any governmental agency disclosure, report, claim or investigation. Executive understands and recognizes, however, that even if a report or disclosure is made or a charge is filed by Executive or on Executive’s behalf with a governmental agency other than the

SEC, Executive will not be entitled to any damages or payment of any money or other relief personal to Executive relating to any event which occurred prior to Executive’s execution of this Release Agreement.

5.

Entire Agreement. Executive has carefully read and fully understands all of the terms of this Release Agreement. Executive agrees that this Release Agreement, together with the Employment Agreement, constitutes the complete agreement of the Parties in respect of the subject matter hereof and shall supersede all prior agreements between the Parties in respect of the subject matter hereof except to the extent set forth herein. For the avoidance of doubt, however, nothing in this Release Agreement shall constitute a waiver of any of the Company Parties’ rights to enforce any obligations of the Executive under the Employment Agreement that survive the Employment Agreement’s termination, including without limitation, any obligations concerning arbitration, confidentiality, non-competition, non-solicitation, and post-employment cooperation.

6.

No Admission. Executive understands this Release Agreement is not and shall not be deemed or construed to be an admission by any of the Released Parties of any wrongdoing of any kind or of any breach of any contract, law, obligation, policy, or procedure of any kind or nature.

7.

Injunctive Relief. Executive acknowledges that damages may be difficult to calculate and/or wholly inadequate for certain breaches of this Release Agreement. The Released Parties may seek immediate injunctive or other equitable relief to enforce the terms of this Release Agreement, in addition to any legal or other relief to which the Released Parties may be entitled, including damages and attorneys’ fees.

8.

Representations; Modifications; Severability. Executive acknowledges that Executive has not relied upon any representations or statements, written or oral, not set forth in this Release Agreement. This Release Agreement cannot be modified except in writing and signed by all Parties. The foregoing notwithstanding, if any part of this Release Agreement is found to be unenforceable by a court of competent jurisdiction, then such unenforceable portion will be modified to be enforceable, or severed from this Release Agreement if it cannot be modified, and such modification or severance shall have no effect upon the remaining portions of the Release Agreement which shall remain in full force and effect.

9.

Assignment and Successors. The Company may, without Executive’s consent, assign its rights and obligations under this Agreement to any entity, including any successor to all or substantially all the assets of the Company, by merger or otherwise. The Executive may  not assign the Executive’s rights or obligations under this Agreement to any individual or entity. This Agreement shall be binding upon and inure to the benefit of the Company, the Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable.

10.	Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of Delaware, without reference to the principles of conflicts of law of Delaware or any other jurisdiction, and where applicable, the laws of the United States

11.	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Release Agreement to be signed by its duly authorized officer, and Executive has executed this Release Agreement on the day and year written below.

COMPANY

By:	Name: Title: Date:

EXECUTIVE

By:	James Johnston

Date:

EXHIBIT 31.1

CERTIFICATIONS

I, Heath Deneke, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Summit Midstream Partners, LP;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	November 6, 2020	/s/ Heath Deneke
Heath Deneke
President, Chief Executive Officer and Director of Summit Midstream GP, LLC (the general partner of Summit Midstream Partners, LP)

EX 31.1-1

EXHIBIT 31.2

CERTIFICATIONS

I, Marc D. Stratton, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Summit Midstream Partners, LP;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	November 6, 2020	/s/ Marc D. Stratton
Marc D. Stratton
Executive Vice President and Chief Financial Officer of Summit Midstream GP, LLC (the general partner of Summit Midstream Partners, LP)

EX 31.2-1

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report on Form 10-Q of Summit Midstream Partners, LP (the “Registrant”) for the quarterly period ended September 30, 2020, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Heath Deneke, as President, Chief Executive Officer and Director of Summit Midstream GP, LLC, the general partner of the Registrant, and Marc D. Stratton, as Executive Vice President and Chief Financial Officer of Summit Midstream GP, LLC, the general partner of the Registrant, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Heath Deneke
Name:	Heath Deneke
Title:	President, Chief Executive Officer and Director of Summit Midstream GP, LLC
(the general partner of Summit Midstream Partners, LP)
Date:	November 6, 2020

/s/ Marc D. Stratton
Name:	Marc D. Stratton
Title:	Executive Vice President and Chief Financial Officer of Summit Midstream GP, LLC
(the general partner of Summit Midstream Partners, LP)
Date:	November 6, 2020

EX 32.1-1